Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-103823

To the Stockholders of Advance Bancorp, Inc.: A Merger Proposal -- Your Vote Is Very Important

Charter One Financial, Inc. and Advance Bancorp, Inc. have agreed to merge and the Advance Bancorp board of directors is seeking your approval of this important transaction. The merger is governed by the Agreement and Plan of Merger. We commonly refer to it in this document as the "merger agreement."

We believe that Advance Bancorp stockholders will benefit by becoming stockholders of Charter One, which has a strong record of earnings growth and asset quality. The merger will enable Advance Bancorp stockholders to participate as stockholders in the future growth of Charter One.

Upon completion of the merger, each outstanding share of Advance Bancorp common stock will be converted into the right to receive $968.90 of Charter One common stock, together with the associated stock purchase rights under the Charter One rights agreement. The exact number of shares of Charter One common stock that you will receive in exchange for each share of your Advance Bancorp common stock, the exchange ratio, will be determined upon completion of the merger by dividing the average closing sale price of Charter One common stock for the 10 trading days immediately preceding the closing date of the merger into $968.90. Cash will be paid to you instead of issuing any fractional share interest.

On March 26, 2003, the closing sale price of Charter One common stock was $28.46. Charter One common stock is listed on the New York Stock Exchange under the symbol "CF."

We are asking you to consider and vote upon adoption of the merger agreement at the upcoming annual meeting of Advance Bancorp stockholders. The merger cannot be completed unless Advance Bancorp stockholders adopt the merger agreement by the affirmative vote of at least a majority of the outstanding shares of Advance Bancorp common stock. The date, time and place of the annual meeting are as follows:
  Date:   April 28, 2003
  Time:   3:00 p.m., Illinois time
  Place:   Community Room of Advance Bank
    1400 Torrence Avenue
    Calumet City, Illinois

At the annual meeting, you also will be asked to consider and vote upon the election of ten directors of Advance Bancorp and to ratify the appointment of McGladrey & Pullen, LLP as Advance Bancorp's independent auditors for the year ending December 31, 2003. Directors will serve until the merger is completed or, in the event the merger is not completed, until the expiration of their term or until their respective successors are elected and qualified. Further information about the annual meeting and the merger is contained in this proxy statement-prospectus. We urge you to read this proxy statement-prospectus carefully and in its entirety, including but not limited to the "Risk Factors" beginning on page 11.

Your board of directors has unanimously approved the merger agreement and recommends that you vote "FOR" the proposal to adopt the merger agreement. Your board of directors also recommends that you vote "FOR" the election of the director nominees named in this proxy statement-prospectus and "FOR" the ratification of the appointment of McGladrey & Pullen, LLP.

Whether or not you plan to attend the annual meeting, please vote as soon as possible to make sure your shares are represented at the meeting. If you do not vote, it will have the same effect as voting against adoption of the merger agreement. Your vote is very important. Please act today.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the Charter One securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Savings Association Insurance Fund or any other governmental agency.

This proxy statement-prospectus is dated as of March 27, 2003 and is first being mailed to Advance Bancorp stockholders on or about March 28, 2003.

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ADDITIONAL INFORMATION

This proxy statement-prospectus incorporates important business and financial information about Charter One from other documents that are not included in or delivered with this proxy statement-prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement-prospectus through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by calling:

Robert J. Vana, Corporate Secretary
Charter One Financial, Inc.
1215 Superior Avenue
Cleveland, Ohio 44114
Telephone: (216) 566-5300

Advance Bancorp has historically provided its stockholders with periodic updates and annual financial reports. You can obtain copies of these documents, without charge, by writing or by calling:

James A. Fitch, Jr., President and Chief Executive Officer
Advance Bancorp, Inc.
2320 Thornton Road
Lansing, Illinois 60438
Telephone: (708) 418-2429

If you would like to request any documents, please do so by April 21, 2003 in order to receive them before the annual meeting. See "Where You Can Find More Information" beginning on page 52.

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Advance Bancorp, Inc.
2320 Thornton Road
Lansing, Illinois 60438
Telephone: (708) 418-2600

Notice of Annual Meeting of Advance Bancorp, Inc. Stockholders

  Date:   April 28, 2003
  Time:   3:00 p.m., Illinois time
  Place:   Community Room of Advance Bank, 1400 Torrence Avenue, Calumet City, Illinois

To Advance Bancorp Stockholders:

We are pleased to notify you of and invite you to the annual meeting of stockholders. At the meeting, you will be asked to vote on the following matters:

  adoption of the Agreement and Plan of Merger, dated January 15, 2003, by and between Advance Bancorp, Inc. and Charter One Financial, Inc., pursuant to which Advance Bancorp will merge with and into Charter One, as described in the attached proxy statement-prospectus;

  election of ten directors -- directors will serve until the merger is completed or, if the merger is not completed, until their respective successors are elected and qualified;

  ratification of the appointment of McGladrey & Pullen, LLP as independent auditors of Advance Bancorp for the year ending December 31, 2003; and

  any other business that may be properly submitted to a vote at the annual meeting or adjournments or postponements thereof, including proposals to adjourn the annual meeting to permit further solicitation of proxies by the board of directors of Advance Bancorp in the event there are not sufficient votes to adopt the Agreement and Plan of Merger at the time of the annual meeting; provided, however, that no proxy which is voted against the adoption of the Agreement and Plan of Merger will be voted in favor of adjournment to solicit further proxies for the proposal.

Common stockholders of record at the close of business on March 1, 2003 may vote at the meeting. A list of stockholders entitled to vote at the annual meeting will be available for examination by any stockholder at the main office of Advance Bancorp during ordinary business hours for at least ten days prior to the annual meeting, as well as at the annual meeting.

A copy of Advance Bancorp's 2002 Annual Report to Stockholders, which is not a part of these proxy soliciting materials, is enclosed. If you did not receive a copy or would like an additional copy, please write or call James A. Fitch, Jr., President and Chief Executive Officer, Advance Bancorp, Inc., 2320 Thornton Road, Lansing, Illinois 60438; telephone: (708) 418-2429.

Under Delaware law, holders of Advance Bancorp common stock who submit a written demand for appraisal of their shares and who perfect their appraisal rights by complying with the other applicable statutory procedures under Delaware law will be entitled to receive a cash payment for the fair value of their shares as determined by the Delaware Chancery Court. A summary of the applicable requirements of Delaware law is contained in the attached proxy statement-prospectus under the caption "The Merger - Appraisal Rights." In addition, the text of the applicable provisions of Delaware law is attached as Appendix C to the proxy statement-prospectus.

Your vote is very important. To ensure that your shares are voted at the annual meeting, please complete, sign and return your proxy card in the enclosed envelope promptly. If you hold your shares in "street name" with a bank or broker, you must instruct your bank or broker to vote your shares on the proposal to approve the Agreement and Plan of Merger, following the directions provided to you by your bank or broker.

March 28, 2003
Lansing, Illinois

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Interests of Certain Parties in the Merger	42
Expenses	43
Stock Listing	44
COMPARISON OF STOCKHOLDER RIGHTS	44
Authorized Capital Stock	44
Payment of Dividends	44
Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Stockholders	44
Cumulative Voting for Election of Directors	44
Quorum	45
Restrictions on Voting Rights	45
Number of Directors	45
Classification of Board of Directors	45
Removal of Directors	45
Filling Vacancies on the Board of Directors	45
Amendment of Certificate of Incorporation and Bylaws	46
Business Combinations with Certain Persons	46
Prevention of Greenmail	47
Limitations on Directors' Liability	47
Indemnification	47
Mergers, Acquisitions and Certain Other Transactions	48
Criteria for Evaluating Certain Offers	48
Action Without a Meeting	48
Special Meetings of Stockholders	48
Preemptive Rights	48
Appraisal Rights of Dissenting Stockholders	48
Rights Plan	49
DESCRIPTION OF CHARTER ONE CAPITAL STOCK	49
General	49
Common Stock	50
Preferred Stock	50
PROPOSAL 2 - ELECTION OF DIRECTORS	51
PROPOSAL 3 - RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS	51
LEGAL MATTERS	51
EXPERTS	51
STOCKHOLDER PROPOSALS	52
Charter One	52
Advance Bancorp	52
WHERE YOU CAN FIND MORE INFORMATION	52
APPENDICES
A Agreement and Plan of Merger by and among Charter One and Advance Bancorp
B Opinion of Keefe, Bruyette & Woods, Inc.
C Delaware Statute Regarding Dissenters' Rights of Appraisal

ii
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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING

Q:	What is the purpose of this document?
A:	This document serves as both a proxy statement of Advance Bancorp and a prospectus of Charter One. As a proxy statement, it is being provided to you because the Advance Bancorp board of directors is soliciting your proxy for use at the Advance Bancorp annual meeting of stockholders. As a prospectus, it is being provided to you because Charter One is offering to exchange shares of its common stock for your shares of Advance Bancorp common stock upon completion of the merger.

Q:	Q: Why do Advance Bancorp and Charter One want to merge?
A:	The Advance Bancorp board of directors believes that you will benefit by becoming a stockholder of Charter One, which has a strong record of earnings growth and asset quality. The merger enables Advance Bancorp stockholders to participate as stockholders in the future growth of Charter One, which is expected to benefit from opportunities for significant cost savings. Charter One wants to acquire Advance Bancorp in order to better serve its customers in the Advance Bancorp service areas and to expand Charter One's presence in those markets.

Q:	Who must adopt the merger agreement?
A:	Holders of a majority of the outstanding shares of Advance Bancorp common stock as of the close of business on March 1, 2003 must adopt the merger agreement. Charter One stockholders will not be voting on the merger agreement.

Q:	What will I receive for my Advance Bancorp shares?
A:	Upon completion of the merger, each outstanding share of Advance Bancorp common stock will be converted into the right to receive $968.90 of Charter One common stock, together with the associated stock purchase rights under the Charter One rights agreement. The exact number of shares of Charter One common stock that you will receive in exchange for each share of your Advance Bancorp common stock, the exchange ratio, will be determined upon completion of the merger by dividing the average closing sale price of Charter One common stock for the 10 trading days immediately preceding the closing date of the merger into $968.90. Cash will be paid to you instead of issuing any fractional share interest.
Q:	What are the tax consequences of the merger to me?
A:	We expect the merger to be tax-free, except to the extent cash is paid instead of a fractional share interest in Charter One common stock. The merger will not be tax-free, however, for stockholders who exercise their rights under Delaware law to be paid in cash for the fair value of their Advance Bancorp shares.

We describe the material federal income tax consequences of the transaction in more detail on page 30. We describe your appraisal rights in more detail on page 33. The relevant sections of Delaware law governing appraisal rights are attached to this document as Appendix C.

Q:	Will I receive dividends on my Advance Bancorp shares before the merger and what happens to my future dividends?
A:	The merger agreement permits Advance Bancorp to pay, prior to completion of the merger, regular quarterly cash dividends to its stockholders in an amount not to exceed on a per share basis the lesser of (x) $6.50 or (y) 75% of the net after-tax earnings of Advance Bancorp for such quarter divided by the number of shares of Advance Bancorp common stock issued and outstanding. Advance Bancorp has agreed in the merger agreement to coordinate with Charter One the declaration and payment dates of the last Advance Bancorp dividend prior to completion of the merger to preclude any loss or duplication of dividends received by Advance Bancorp stockholders.

Charter One has paid regular quarterly cash dividends on its common stock. For the fourth quarter of 2002, Charter One paid a cash dividend of $0.22 per share. The payment of dividends by Charter One in the future must be approved and declared by Charter One's board of directors and will depend on Charter One's business condition, financial condition and earnings and other factors. For information on recent cash dividends paid by Charter One and Advance Bancorp, see "Summary - Market Price and Dividend Information" on page 9 of this document.

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Q:	When do you expect the merger to be completed?
A:	We expect to complete the merger during the second quarter or early in the third quarter of 2003. Since the merger is subject to governmental approvals and other conditions to closing, we cannot predict the exact timing.

Q:	What does the Advance Bancorp board of directors recommend?
A:	The Advance Bancorp board of directors has unanimously approved the merger agreement and believes that the proposed merger is in the best interests of Advance Bancorp and its stockholders. Accordingly, the Advance Bancorp board of directors unanimously recommends that you vote "FOR" adoption of the merger agreement. See "The Merger - Advance Bancorp's Reasons for the Merger and Recommendation of the Board" on page 20.

Q:	Are there risks associated with Charter One or the merger?
A:	Yes. For a description of some of the risks, see "Risk Factors" beginning on page 11 and "Disclosure Regarding Forward-Looking Information" beginning at page 13.
Q:	What do I need to do now?
A:	After carefully reading and considering the information contained in this proxy statement-prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the annual meeting. If you hold your shares in "street name" with a bank or broker, you must instruct your bank or broker to vote your shares on the proposal to approve the Agreement and Plan of Merger, following the directions provided to you by your bank or broker. Your vote is important. Whether or not you plan to attend the meeting, please vote promptly.

Q:	What if I don't vote?
A:	If you are the record holder of your shares (meaning a stock certificate for your shares has been issued in your name) and you fail to vote, it will have the same effect as a vote against adoption of the merger agreement and no effect on the election of directors or ratification of the appointment of the independent auditors.

If your shares are held in street name with a bank or broker, you must provide instructions to your bank or broker on how to vote. Shares that are not voted because you do not properly instruct your bank or broker will have the effect of votes against adoption of the merger agreement. With respect to the election of directors and ratification of the appointment of the independent auditors, it is expected that your bank or broker will be able to vote your shares without instructions from you.

Q:	Can I change my vote after I have delivered my proxy?
A:	Yes. You can change your vote at any time before the polls close at the annual meeting. If you are the record holder of your shares, you can do this in one of three ways. First, you can submit a written statement to the Secretary of Advance Bancorp that you would like to revoke your proxy. Second, you can complete and submit a new proxy. Finally, you can attend the annual meeting and vote in person.

If your shares are held in street name with a bank or broker, you should contact your bank or broker to change your vote.

Q:	Should I send in my stock certificates now?
A:	No. After we complete the merger, Charter One will send instructions to Advance Bancorp stockholders whose shares are converted in the merger. These instructions will explain how to exchange your Advance Bancorp common stock certificates for shares of Charter One common stock.

Q:	Is there other information I should consider?
A:	Yes. Much of the business and financial information about Charter One that may be important to you is not included in this document. Instead, that information is incorporated into this document by reference to documents separately filed by Charter One with the Securities and Exchange Commission, or SEC. See "Additional Information" on the inside front cover of this document and "Where You Can Find More Information" on page 52 for a list of documents that Charter One has

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incorporated by reference into this proxy statement-prospectus and for instructions on how to obtain copies of those documents. The documents are available to you without charge.
Q:	Why haven't you included financial information about Advance Bancorp in this document?
A:	As an Advance Bancorp stockholder, you receive periodic updates and annual financial reports distributed by Advance Bancorp to its stockholders. In considering the proposed merger, we believe you are in more need of information concerning Charter One. Due to the size of Charter One relative to the size of Advance Bancorp, financial information about Advance Bancorp is not material to the Charter One financial information. Furthermore, financial information about Advance Bancorp is not required to be provided in this document by any applicable law or regulation. However, if you would like to receive copies of Advance Bancorp's most recent updates and annual financial report to stockholders, you may obtain them from Advance Bancorp without charge. See "Additional Information" on the inside front cover of this proxy statement-prospectus for instructions on how to obtain copies of those documents.

Q:	Who do I call if I have questions about the meeting or the merger?
A:	Stockholders may call James A. Fitch, Jr., President and Chief Executive Officer of Advance Bancorp (708) 418-2429 with any questions about the meeting or the proposed merger.

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SUMMARY

This section highlights selected information in this proxy statement-prospectus and may not contain all of the information important to you. To understand the merger more fully and for a more complete description of the legal terms of the merger, you should read this entire document carefully, including the appendices, and the documents to which we refer to in this proxy statement-prospectus. A list of the documents that we incorporate by reference appears on page 51 under the heading "Where You Can Find More Information."

The Companies

Charter One Financial, Inc.
1215 Superior Avenue
Cleveland, Ohio 44114
Telephone: (216) 566-5300

Headquartered in Cleveland, Ohio, Charter One Financial, Inc. is the publicly traded parent company of Charter One Bank, N.A. With nearly $42 billion in total assets at December 31, 2002, Charter One was one of the 25 largest bank holding companies in the country. At December 31, 2002, Charter One Bank had 461 branch locations throughout Ohio, Michigan, New York, Illinois, Massachusetts and Vermont. Additionally, Charter One Mortgage Corp., Charter One Bank's mortgage banking subsidiary, operates 26 loan production offices in 11 states. As of December 31, 2002, Charter One had total consolidated assets of $41.9 billion, deposits of $27.5 billion and shareholders' equity of $3.1 billion.

Advance Bancorp, Inc.
2320 Thornton Road
Lansing, Illinois 60438
Telephone: (708) 418-2600

Advance Bancorp, Inc., a Delaware corporation, is the registered bank holding company for Advance Bank, an Illinois state-chartered commercial bank headquartered in Lansing, Illinois. Advance Bank is a community- oriented financial institution operating from 16 retail banking facilities throughout Cook and Will Counties in Illinois. Advance Bank offers a variety of deposit and loan products to customers in its market area. Advance Bancorp, Inc.'s business consists primarily of the operations of Advance Bank and its subsidiaries. As of December 31, 2002, Advance Bancorp had total consolidated assets of $632 million, deposits of $488 million and stockholders' equity of $55 million.

The Annual Meeting
(page 16)

The annual meeting of Advance Bancorp stockholders will be held on April 28, 2003, at 3:00 p.m., Illinois time, in the Community Room of Advance Bank, located at 1400 Torrence Avenue, Calumet City,	Illinois, unless adjourned or postponed. At this meeting, you will be asked to:

  adopt the Agreement and Plan of Merger by and among Advance Bancorp and Charter One;

  elect ten directors of Advance Bancorp;

  ratify the appointment of McGladrey & Pullen, LLP as the independent auditors of Advance Bancorp for the year ending December 31, 2003; and

  act on any other business that may be properly submitted to a vote at the annual meeting; including proposals to adjourn the annual meeting to permit further solicitation of proxies.

Directors of Advance Bancorp will serve until the merger is completed or, in the event the merger is not completed, until the expiration of their term or until their respective successors are elected and qualified.

You may vote at the annual meeting if you owned Advance Bancorp common stock as of the close of business on March 1, 2003. You may cast one vote for each share of Advance Bancorp common stock you owned at that time.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Advance Bancorp common stock. Directors will be elected by a plurality of the votes cast, and the ratification of the appointment of the independent auditors requires the affirmative vote of a majority of the votes cast.

The affirmative vote of the holders of a majority of the outstanding shares of Advance Bancorp common stock present and voting on the matter may authorize the adjournment or postponement of the annual meeting. No proxy that is voted against the proposal to adopt the merger agreement will be voted in favor of adjournment or postponement to solicit further proxies for the proposal.

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The Merger and the Merger Agreement
(pages 19 and 35)

We have attached the Agreement and Plan of Merger to this document as Appendix A. Please read the merger agreement carefully. It is the legal document that governs the merger.

Advance Bancorp stockholders will receive shares of Charter One common stock in the merger. (See page 36.)

Upon completion of the merger, each outstanding share of Advance Bancorp common stock will be converted into the right to receive $968.90 of Charter One common stock, together with the associated stock purchase rights under the Charter One rights agreement (described below under "Proposal 1 - Adoption of the Merger Agreement -Comparison of Stockholder Rights -- Rights Plan"). The exact number of shares of Charter One common stock that you will receive in exchange for each share of your Advance Bancorp common stock, the exchange ratio, will be determined upon completion of the merger by dividing the average closing sale price of Charter One common stock for the 10 trading days immediately preceding the closing date of the merger into $968.90. Cash will be paid to you instead of issuing any fractional share interest.

On March 26, 2003, the latest available date prior to the mailing of this document, the closing sale price of Charter One common stock as reported on the New York Stock Exchange was $28.46 per share. Assuming this price represented the average closing sale price of Charter One common stock for the 10 trading days immediately preceding the closing date of the merger and you owned 10 shares of Advance Bancorp common stock, you would be entitled to receive 340 shares of Charter One common stock for your Advance Bancorp common stock and cash for the .44 fractional share interest.

Your board of directors recommends that you vote "FOR" adoption of the merger agreement. (See page 20.)

Your board of directors believes the merger is in the best interests of Advance Bancorp stockholders and unanimously recommends that you vote "FOR" adoption of the merger agreement.

In determining whether to approve the merger, the Advance Bancorp board consulted with Advance Bancorp's senior management and legal and financial advisors, and considered the strategic, financial and other considerations referred to under "Proposal 1 -	Adoption of the Merger Agreement - The Merger -- Advance Bancorp's Reasons for the Merger and Recommendation of the Board."

Our financial advisor has said that the merger consideration is fair to our stockholders. (See page 21.)

Among other factors considered in deciding to approve the merger, the Advance Bancorp board of directors received the opinion of Advance Bancorp's financial advisor, Keefe, Bruyette & Woods, Inc., that as of January 15, 2003 (the date of the Advance Bancorp board's vote on the merger), the merger consideration was fair to the holders of Advance Bancorp common stock from a financial point of view. A copy of this opinion is attached to this proxy statement-prospectus as Appendix B. You should read this opinion, together with the explanation of such opinion under "Proposal 1 - Adoption of the Merger Agreement -- Opinion of Advance Bancorp's Financial Advisor," to understand the assumptions made, matters considered and limitations of the review undertaken by Keefe, Bruyette & Woods, Inc. in providing its opinion.

The merger will generally be tax-free to stockholders. (See page 30.)

The merger has been structured so that Charter One, Advance Bancorp and the holders of Advance Bancorp common stock will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the merger, except for gain on cash received by Advance Bancorp stockholders instead of fractional shares. One of the conditions to completing the merger is that Advance Bancorp receive an opinion from its legal counsel to that effect. The merger will not be tax-free, however, to stockholders who exercise their rights under Delaware law to be paid in cash for the fair value of their Advance Bancorp common stock. See "The Merger - Appraisal Rights."

Tax matters are very complicated and the tax consequences that the merger will have on you will depend on the facts of your own situation. You should consult your personal tax advisors for a complete description of the tax consequences of the merger to you.

The merger will be accounted for under the purchase method of accounting. (See page 30.)

The merger will be accounted for as a "purchase" in accordance with accounting principles generally accepted in the United States of America.

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Advance Bancorp stockholders have the right to be paid the fair value of their shares in cash instead of receiving Charter One common stock. (See page 33.)

Advance Bancorp is a Delaware corporation. Under Delaware law, Advance Bancorp stockholders who submit a written demand for appraisal of their shares and who comply with the other statutory procedures required by Delaware law will be entitled to receive, instead of the merger consideration, payment in cash for the fair value of their Advance Bancorp shares as determined by the Delaware Chancery Court. See "Proposal 1 - Adoption of the Merger Agreement - The Merger -- Appraisal Rights." The relevant sections of Delaware law governing this process are attached to this document as Appendix C.

Advance Bancorp's directors and officers may have interests in the merger that are different from yours. (See page 42.)

You should be aware that a number of Advance Bancorp directors and executive officers may have interests in the merger that are different from, or in addition to, their interests as stockholders. These interests exist because of the rights that some of these executive officers have under the terms of their change in control agreements and some of these directors have under their deferred compensation agreements with Advance Bancorp. These interests also arise from provisions of the merger agreement relating to director and officer indemnification and insurance, executive officer post-employment restrictive covenant and consulting agreements, and employee benefits after the merger.

The following table summarizes the maximum aggregate amounts payable to our executive officers in connection with their change in control agreements and the post-employment restrictive covenant agreements. The change in control payments will be paid to the executives in semi-monthly installments over 36 months following completion of the merger and will be reduced by the executive's portion of the cost of health benefits paid by Charter One on behalf of the executives. The post-employment restrictive covenant agreement payments will be paid to the executives in equal quarterly installments over a one to two year period following completion of the merger.
Executive Officer	Change in Control Agreement	Post-Employment Restrictive Covenant Agreement
James A. Fitch, Jr.	$583,230	$230,000
G. Weldon Fogal	505,730	145,000
Alex J. Kozlowski	335,100	115,002
Charles V. Cole	300,340	177,504

The terms of the post-employment restrictive covenant agreements range from 12 months to 24 months following completion of the merger. Mr. Cole's post-employment restrictive covenant agreement also requires that he provide consulting services to Charter One for four months following completion of the merger. Advance Bancorp is also paying Mr. Cole an additional $30,000 in connection with the added responsibilities imposed upon him in connection with the merger transaction. Mr. Cole is entitled to this payment regardless of whether the merger is completed. For additional information on these agreements and other benefits pertaining to our officers and directors. See "Proposal 1 - Adoption of the Merger Agreement - The Merger Agreement -- Interests of Insiders in the Merger."

The members of Advance Bancorp's board of directors knew about and considered these additional interests when they approved the merger agreement.

The board of directors of Charter One will remain unchanged after the merger.

Following the merger, Charter One's board of directors will consist solely of those persons who were Charter One directors immediately prior to the merger.

Bank regulators must approve the merger of Charter One and Advance Bancorp and the merger of our banks. (See page 32.)

The merger of Charter One and Advance Bancorp must be approved by the Board of Governors of the Federal Reserve System and the merger of the banks must be approved by the Office of the Comptroller of the Currency. The U.S. Department of Justice may review the impact of the mergers on competition. Once the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency grant approval, we must wait for up to 30 days from the later approval before we can complete the mergers. If, however, no adverse comments are issued by the U.S. Department of Justice, the mergers may be completed as soon as the 15th day after the later approval. In addition, if the subsidiary bank merger will not occur immediately following the merger of Advance Bancorp into Charter One, the Illinois Commissioner of Banking must approve Charter One's acquisition of Advance Bank before the merger of Advance Bancorp into Charter One may be completed.

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As of the date of this proxy statement-prospectus, the required applications have been filed with the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency and the required notice has been filed with the Illinois Commissioner of Banking. Charter One anticipates filing shortly a notice of change in control seeking the approval of the Illinois Commissioner of Banking for Charter One's acquisition of control of Advance Bank that will result from the merger of Advance Bancorp with and into Charter One. Charter One received the Office of the Comptroller of the Currency's approval of the subsidiary bank merger on March 21, 2003.

There can be no assurance that all regulatory approvals will be obtained or the dates of those approvals. There also can be no assurance that regulatory approvals received will not contain a condition or requirement that causes the approvals to fail to satisfy the conditions to closing set forth in the merger agreement.

In addition to regulatory approvals, a number of other conditions must be satisfied or waived before we can complete the merger. (See page 39.)

The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, in addition to the required regulatory approvals. These conditions include:

  adoption of the merger agreement by Advance Bancorp stockholders;

  exercise of appraisal rights by the holders of not more than 10% of the outstanding shares of Advance Bancorp common stock;

  the adjusted tangible net worth (as defined in the merger agreement) of Advance Bancorp as of the date specified in the merger agreement cannot be less than $51,277,340;

  approval by the SEC for listing on the New York Stock Exchange of the shares of Charter One common stock to be issued in the merger;

  receipt of the opinion of Advance Bancorp's legal counsel regarding the federal income tax consequences of the merger;

  compliance by each of Charter One and Advance Bancorp in all material respects with their respective covenants in the merger agreement; and

  accuracy in all material respects of Charter One's and Advance Bancorp's representations and warranties in the merger agreement.
The merger agreement attached to this proxy statement-prospectus as Appendix A describes other conditions that must be met before the merger is completed. We cannot be certain when, or if, the conditions to the	merger will be satisfied or waived, or that the merger will be completed.

The merger agreement can be terminated under specified circumstances. (See page 40.)

Charter One and Advance Bancorp can mutually agree at any time to terminate the merger agreement prior to completing the merger. In addition, either Charter One or Advance Bancorp may terminate the merger agreement if:

  the other party violates a material provision of the merger agreement and does not cure the violation within 30 days;

  the merger has not been completed by September 30, 2003;

  a regulatory authority does not grant an approval needed to complete the merger;

  Advance Bancorp's stockholders do not adopt the merger agreement; or

  other conditions to closing the merger have not been satisfied.
Charter One also can terminate the merger agreement

  if the Advance Bancorp board fails to recommend adoption of the merger agreement, or changes, alters or modifies its recommendation in a manner adverse to Charter One;

  if the merger agreement is not voted on by the Advance Bancorp stockholders within 90 days after the registration statement filed by Charter One in connection with the shares to be issued in the merger is declared effective by the SEC, other than delays resulting from actions of a governmental authority; or

  upon receipt of environmental reports or other information indicating that Advance Bancorp or any of its subsidiaries may have potential exposure to clean up, remediation or penalties relating to environmental materials in excess of $1.0 million in the aggregate.
Advance Bancorp can terminate the merger agreement if Advance Bancorp receives an acquisition proposal and its board of directors determines, after consultation

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with legal counsel, that proceeding with the merger would violate its fiduciary duties.

There may be fees associated with the termination of the merger agreement (See page 41.)

Charter One is entitled to $2.0 million in cash from Advance Bancorp, as an agreed upon break-up fee as the sole and exclusive remedy of Charter One against Advance Bancorp, upon the occurrence of any of the following:

  termination of the merger agreement by Charter One if (i) the Advance Bancorp board of directors fails to recommend adoption of the merger agreement to its stockholders or the Advance Bancorp board withdraws its favorable recommendation or changes, alters or modifies its favorable recommendation in a manner adverse to Charter One, or (ii) the merger agreement is not voted on by the Advance Bancorp stockholders within 90 days after the registration statement filed by Charter One in connection with the shares to be issued in the merger is declared effective by the SEC, other than delays resulting from actions of a governmental authority;

  termination of the merger agreement by Advance Bancorp, after the receipt of a competing acquisition proposal, for the purpose of permitting Advance Bancorp or Advance Bank to enter into an agreement with a third party with respect to the acquisition proposal; provided, that the Advance Bancorp board of directors has determined that termination of the merger agreement could reasonably be expected to be required under applicable law to satisfy its fiduciary duties;

  subject to the qualification below, the entering into a binding letter of intent or definitive agreement by Advance Bancorp or Advance Bank relating to a change in control of Advance Bancorp or Advance Bank within one year following the termination of the merger agreement; or

  subject to the qualification below, the consummation of a transaction involving a change in control of Advance Bancorp or Advance Bank within 18 months after the termination of the merger agreement.
Charter One shall only be entitled to the $2.0 million break-up fee in the two immediately preceding paragraphs if (i) the merger agreement was terminated as a result of the Advance Bancorp stockholders voting against the merger agreement and (ii) a competing acquisition proposal was received by Advance Bancorp prior to the date that the Advance Bancorp stockholders voted against the adoption of the merger agreement.

Share Ownership of Management
and Directors
(Page 18)

On March 1, 2003, the record date for the annual meeting, directors and executive officers of Advance Bancorp and their affiliates beneficially owned and were entitled to vote 44,164 shares of Advance Bancorp common stock, or approximately 60% of the Advance Bancorp shares outstanding on that date. Advance Bancorp believes its directors and executive officers intend to vote in favor of the proposal to adopt the merger agreement, in which case the adoption of the merger agreement would be ensured.

Several of these directors and executive officers beneficially owning and with the right to vote 43,177 shares, or approximately 58% of the Advance Bancorp shares outstanding have entered into support agreements with Charter One. Under the terms of the support agreements, these directors and executive officers have agreed to vote all of the shares of Advance Bancorp common stock owned or controlled by them at the annual meeting in favor of the proposal to adopt the merger agreement. The support agreements terminate if the Advance Bancorp board of directors fails to favorably recommend adoption of the merger agreement to its stockholders or withdraws or adversely changes its favorable recommendation, in each case, in response to a third party acquisition proposal. Assuming the support agreements are in effect at the time of the annual meeting, adoption of the merger agreement is ensured. The support agreements bind the actions of these individuals only in their capacity as Advance Bancorp stockholders. Those individuals who serve as directors of Advance Bancorp are not, and could not be, contractually bound to abrogate their fiduciary duties as directors of Advance Bancorp. Accordingly, while each director is contractually bound to vote as an Advance Bancorp stockholder in favor of the merger, his fiduciary duties as a director nevertheless require him to act in his capacity as a director in the best interest of Advance Bancorp when considering the merger. Also, the directors will continue to be bound by their fiduciary duties as Advance Bancorp's directors with respect to

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any further decisions they make in connection with the merger.

Charter One, its directors and executive officers, and their affiliates do not beneficially own any shares of Advance Bancorp common stock as of the record date.

Market Price and Dividend Information

Advance Bancorp. No established trading market for Advance Bancorp common stock exists, and over the years little trading in Advance Bancorp common stock has occurred, therefore, information concerning these trading prices has been omitted. As of March 1, 2003, the record date for voting at the annual meeting, 74,311 shares of Advance Bancorp common stock were outstanding, held by approximately 200 record owners. The following table sets forth the quarterly cash dividends per share paid by Advance Bancorp for the periods indicated.

Cash Dividend Per Share

2003 Fiscal Year
First Quarter (through March 26, 2003)	$ ---

2002 Fiscal Year
Fourth Quarter	6.50
Third Quarter	6.50
Second Quarter	6.50
First Quarter	6.00

2001 Fiscal Year
Fourth Quarter	6.00
Third Quarter	6.00
Second Quarter	6.00
First Quarter	6.00

Advance Bancorp is not aware of any available ask and bid quotations for its common stock. Information for high and low prices for Advance Bancorp common stock does not exist for January 14, 2003, the last full trading day prior to announcement of the execution of the merger agreement or on March 26, 2003, the last full trading day prior to the date of this document.

Advance Bancorp intends to declare and pay cash dividends on Advance Bancorp common stock, at a quarterly rate, in an amount not to exceed on a per share basis the lesser of (x) $6.50 or (y) 75% of the net after-tax earnings of Advance Bancorp for that quarter divided by the number of shares of Advance Bancorp common stock issued and outstanding, with record and payment dates consistent with past practice. With respect to the payment of its last dividend prior to completion of the merger, however, Advance Bancorp is required to coordinate that payment with, and that payment is subject to the prior approval of, Charter One to preclude any loss or duplication of dividend payments. Under the merger agreement, Advance Bancorp may not declare or pay any other dividends or make any other capital distribution with respect to its capital stock without the prior written consent of Charter One. The Advance Bancorp board is under no obligation to declare dividends on Advance Bancorp common stock.

Charter One. Charter One common stock is traded on the New York Stock Exchange under the symbol "CF." The following table sets forth the reported high and low sales prices of shares of Charter One common stock, and the quarterly cash dividends paid per share, in each case, for the periods indicated. The high and low sales prices of Charter One's common stock in the table below are based on intraday sales for the periods reported. The stock prices and dividend amounts have been restated to reflect prior stock dividends.

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	Charter One Common Stock
	High	Low	Dividends
2003 Fiscal Year
First Quarter (through March 26, 2003)	$30.74	$27.05	$.22

2002 Fiscal Year
Fourth Quarter	31.48	23.89	.22
Third Quarter	33.42	25.81	.21
Second Quarter	34.77	29.30	.21
First Quarter	30.95	25.19	.19

2001 Fiscal Year
Fourth Quarter	28.06	23.43	.19
Third Quarter	29.91	22.29	.18
Second Quarter	28.93	24.03	.18
First Quarter	27.20	23.04	.16

The timing and amount of future dividends on Charter One common stock will depend upon earnings, cash requirements, Charter One's financial condition and other factors deemed relevant by the Charter One board. Dividends may also be limited by certain regulatory restrictions.

Charter One maintains a dividend reinvestment plan available to stockholders who elect to reinvest cash dividends for the purchase of additional shares of Charter One common stock.

The following table sets forth the last reported sale prices per share of Charter One common stock on (i) January 14, 2003, the last trading day before public announcement of the signing of the merger agreement; and (ii) March 26, 2003, the latest practicable date prior to the mailing of this document.

Charter One Common Stock

January 14, 2003	$30.39
March 26, 2003	$28.46

Advance Bancorp stockholders should obtain current market quotations for Charter One common stock. The market price of Charter One common stock may fluctuate between the date of this document and completion of the merger. Fluctuations in the market price of Charter One common stock will result in an increase or decrease in the number of Charter One shares to be received by holders of Advance Bancorp common stock in the merger, but will not affect the total value of the transaction. The number of Charter One shares you will receive at the time of the merger will depend upon the average closing sale price of a share of Charter One common stock for the 10 trading days immediately preceding the closing of the merger. We cannot give you any assurance about the market price of Charter One common stock before or after the merger. See "Proposal 1 - Adoption of the Merger Agreement - The Merger Agreement -- Consideration to be Received in the Merger."

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RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the caption "Disclosure Regarding Forward-Looking Information," you should carefully consider the following risk factors in deciding whether to vote for the adoption of the merger agreement.

The value of the Charter One common stock you receive in the merger may rise and fall over time.

Upon completion of the merger, each share of Advance Bancorp common stock will be converted into $968.90 of Charter One common stock. The exact number of shares of Charter One common stock that you will receive in exchange for each share of your Advance Bancorp common stock, the exchange ratio, will be determined upon completion of the merger by dividing the average closing sale price of Charter One common stock for the 10 trading days immediately preceding the closing date of the merger into $968.90. Changes in the market price of Charter One common stock prior to the completion of the merger will not affect the value of the Charter One common stock that you will receive on the date the merger is completed, it will only affect the exchange ratio. Changes in the market price of Charter One common stock after the merger is completed will affect the value of your Charter One common stock. Changes in the market price of Charter One common stock may result from a variety of factors, including general market and economic conditions, the future financial condition and operating results of Charter One, changes in Charter One's businesses, operations and prospects and regulatory considerations, many of which are beyond Charter One's control.

The anticipated benefits of the merger may never be realized.

The success of the merger will depend, in part, on Charter One's ability to realize the anticipated cost savings and the possible growth opportunities with respect to its acquisition of Advance Bancorp. Charter One has estimated that approximately $6.0 million of pre-tax cost savings will be realized from the merger by December 31, 2003. Inherent uncertainties exist, however, in integrating the operations of an acquired company into Charter One. In addition, the markets and industries in which Charter One operates are highly competitive. Charter One also may lose key personnel, either from the acquired entities or from itself, as a result of acquisitions. These factors could contribute to Charter One not achieving the expected benefits from its acquisitions within the desired time frames, if at all.

Long-term economic effects of terrorist attacks on the United States, the war with Iraq and an economic slowdown could negatively affect our business.

On September 11, 2001, New York City and the Washington, D.C. area suffered serious terrorist attacks. The long-term economic impact of these attacks and related incidents, including the current military action being taken by the United States and its allies against the government of Iraq, may place significant burdens on the United States economy as a whole. If these acts or additional terrorist attacks or other factors cause or worsen an overall economic decline, the financial condition and operating results of Charter One could be materially adversely affected. In addition, events such as the ones referred to could cause or contribute to a general decline in equity valuations, which in turn could reduce the market value of your investment in Charter One common stock.

Advance Bancorp's stockholders will not control Charter One's future operations.

Advance Bancorp's stockholders collectively own 100% of Advance Bancorp and, in the aggregate, have the absolute power to approve or reject any matters requiring the adoption or approval of stockholders under Delaware law and Advance Bancorp's certificate of incorporation. Following the merger, it is expected that Advance Bancorp stockholders in the aggregate will become the owners of approximately 1% of the outstanding shares of Charter One common stock. Accordingly, even if all of the former Advance Bancorp stockholders voted in concert on all matters presented to Charter One stockholders from time to time, the former Advance Bancorp stockholders would not have a significant impact on whether future Charter One proposals are approved or rejected.

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Changes in interest rates could reduce Charter One's income and cash flows.

Charter One's net income and cash flows depend to a great extent on the difference between the interest earned on interest-earning assets such as loans and investment securities, and the interest paid on interest-bearing liabilities such as deposits and borrowings. The interest earned and paid on Charter One's assets and liabilities is highly sensitive to many factors which are beyond Charter One's control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits and borrowings. Fluctuations in these areas may adversely affect Charter One.

Future governmental regulation and legislation could limit Charter One's growth.

Charter One and its subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of Charter One and its subsidiaries. These laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. The impact of any changes to these laws and regulations may negatively impact Charter One's ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Charter One, these changes or interpretations could be materially adverse to Charter One's stockholders.

If Charter One does not adjust to rapid changes in the financial services industry, its financial performance may suffer.

Charter One's ability to maintain its history of strong financial performance and return on investment to stockholders will depend in part on its ability to expand its scope of available financial services as required to meet the needs and demands of its customers. In addition to the challenge of attracting and retaining customers for traditional banking services, Charter One's competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, technology and product delivery systems, and the accelerating pace of consolidation among financial service providers.

Charter One's future acquisitions may dilute your ownership interest in Charter One and may cause Charter One to become more susceptible to adverse economic events.

Future business acquisitions could be material to Charter One. Charter One may issue additional shares of common stock to pay for those acquisitions, which would dilute your ownership interest. Acquisitions also could require Charter One to use substantial cash or other liquid assets or to incur debt. In those events, Charter One could become more susceptible to economic downturns and competitive pressures.

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DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This document, including information incorporated into this document by reference, contains statements about Charter One, Advance Bancorp and the combined company which we believe are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information regarding the financial condition, results of operations and businesses of Charter One and Advance Bancorp before the merger and Charter One after the merger. They also include information relating to the synergies, efficiencies, cost savings and funding advantages that are expected to be realized from the merger and the expected impact of the merger on Charter One's financial performance and earnings estimates for the combined company. These forward-looking statements are based on currently available competitive, financial and economic data and Charter One's management's views and assumptions regarding future events. These forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on any forward-looking statements.

The sections of this document which contain forward-looking statements include "Questions and Answers About the Merger and the Annual Meeting," -- "Summary,"-- "Proposal 1 - Adoption of the Merger Agreement - The Merger -- Background of the Merger," -- "Proposal 1 - Adoption of the Merger Agreement - The Merger -- Advance Bancorp's Reasons for the Merger and Recommendation of the Board," and -- "Proposal 1 - Adoption of the Merger Agreement - The Merger -- Opinion of Advance Bancorp's Financial Advisor." Words such as may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify these forward-looking statements. The important factors discussed below, as well as other factors discussed elsewhere in this document and factors identified in Charter One's filings with the SEC and those presented elsewhere by Charter One's management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document. Among the factors that could cause actual results to differ from these forward-looking statements are:

  expected cost savings from the merger may not be fully realized or may not be realized within the expected time frame;

  revenues following the merger may be lower than expected, or withdrawals of customer deposits, operating costs, customer loss and business disruption following the merger may be greater than expected;

  costs or difficulties related to the integration of the businesses of Charter One and Advance Bancorp may be greater than expected;

  changes in the interest rate environment may reduce margins more than planned;

  legislative or regulatory changes may adversely affect the businesses in which Charter One and Advance Bancorp are engaged;

  the willingness of users to substitute Charter One and Advance Bancorp products and services for competitors' products and services may be less than expected; and

  competitive pressures in the banking industry, and the Chicago banking market in particular, may increase.

Further information on other factors which could affect the financial results of Charter One is included in Charter One's SEC filings incorporated by reference into this proxy statement-prospectus. See "Where You Can Find More Information." Charter One disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

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SELECTED HISTORICAL FINANCIAL DATA

How Charter One Prepared the Selected Financial Data

The following information is derived from the audited consolidated financial statements of Charter One for the years 1998 through 2002. Per share data has been restated to reflect all prior stock dividends and stock splits. The following information is only a summary. You should read it together with management's discussion and analysis and the historical consolidated financial statements of Charter One and related notes contained in its annual reports and other documents that have been filed with the SEC and that are incorporated by reference into this proxy statement-prospectus. The documents that are incorporated into this proxy statement-prospectus by reference are listed under the heading "Where You Can Find More Information" on page 52.

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Selected Historical Financial Data of Charter One

	At and for the Years Ended December 31,
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)
Financial condition:
Cash, federal funds sold and other	$ 447,213	$ 516,520	$ 531,257	$ 693,532	$ 722,260
Investment securities	214,068	135,586	449,215	542,081	629,072
Mortgage-backed securities	12,077,389	9,014,416	5,593,371	6,100,380	5,570,286
Loans and leases, net	26,204,738	25,728,700	24,008,174	22,312,850	22,219,411
Other assets	2,952,664	2,779,294	2,389,410	2,170,220	1,339,178
Total assets	$ 41,896,072	$ 38,174,516	$ 32,971,427	$ 31,819,063	$ 30,480,207
Deposits	$ 27,527,843	$ 25,123,309	$ 19,605,671	$ 19,073,975	$ 19,023,700
FHLB advances	9,037,925	8,657,238	9,636,277	9,226,150	7,512,203
Other borrowings	992,765	507,669	547,134	515,574	1,009,954
Other liabilities	1,253,714	957,800	726,141	605,664	549,314
Shareholders' equity	3,083,825	2,928,500	2,456,204	2,397,700	2,385,036
Total liabilities and shareholders' equity	$ 41,896,072	$ 38,174,516	$ 32,971,427	$ 31,819,063	$ 30,480,207
Results of operations:
Interest income	$ 2,286,461	$ 2,378,246	$ 2,247,088	$ 2,128,455	$ 2,130,332
Interest expense	1,116,631	1,387,830	1,344,053	1,194,351	1,244,108
Net interest income	1,169,830	990,416	903,035	934,104	886,224
Provision for loan and lease losses	192,003	100,766	54,205	35,237	31,325
Net interest income after provision for loan and lease losses	977,827	889,650	848,830	898,867	854,899
Other income	547,546	473,624	392,871	228,206	177,736
Administrative expenses	678,972	629,662	603,955	633,327	665,340
Income before income taxes	846,401	733,612	637,746	493,746	367,295
Income taxes	268,733	232,898	203,784	159,770	123,229
Net income	$ 577,668	$ 500,714	$ 433,962	$ 333,976	$ 244,066
Basic earning per share	$ 2.52	$ 2.15	$ 1.84	$ 1.35	$ .99
Diluted earnings per share	$ 2.45	$ 2.10	$ 1.81	$ 1.32	$ .96
Performance returns:
Return on average assets	1.47%	1.41%	1.36%	1.08%	.82%
Return on average equity	19.38	18.17	18.00	13.50	10.26
Efficiency ratio	39.54	41.91	45.68	50.69	57.79
Other data:
Loan servicing portfolio	$ 16,893,609	$ 13,846,807	$ 10,379,644	$ 10,798,563	$ 9,916,922
Book value per share	13.72	12.43	10.70	9.90	9.62
Tangible book value per share	11.86	10.92	9.94	9.11	8.97
Dividend payout ratio	33.88%	33.81%	33.15%	38.64%	45.83%
Net yield on average interest-earning assets	3.19	3.00	3.02	3.19	3.11
Average shareholders' equity to average assets	7.59	7.76	7.58	7.99	7.96
Total shareholders' equity to total assets	7.36	7.67	7.45	7.54	7.82
Total tangible shareholders' equity to total assets	6.36	6.74	6.92	6.93	7.29
Number of offices:
Full service branches	461	456	419	417	405
Loan production offices	26	29	32	36	41
Number of employees (FTEs)	6,997	6,850	6,573	7,055	7,104

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THE ADVANCE BANCORP ANNUAL MEETING

Advance Bancorp's board of directors is using this document to solicit proxies from the holders of Advance Bancorp common stock for use at the annual meeting. This document is also being provided by Charter One as a prospectus to each holder of Advance Bancorp common stock for the issuance of Charter One shares in the merger. This proxy statement-prospectus and accompanying form of proxy was mailed to Advance Bancorp stockholders on or about March 28, 2003.

Time and Place of the Annual Meeting; Matters to be Considered at the Annual Meeting

Time and Place of the Annual Meeting:

            Date:  April 28, 2003
            Time:  3:00 p.m., Illinois time
            Place:  Community Room of Advance Bank, 1400 Torrence Avenue, Calumet City, Illinois

Matters to be Considered at the Annual Meeting. At the Advance Bancorp annual meeting of stockholders, you will be asked to consider and vote upon: (i) the adoption of the merger agreement; (ii) the election of ten directors - the directors will serve until the merger is completed or, if the merger is not completed, until the expiration of their terms or until their successors are elected and qualified; and (iii) the ratification of the appointment of McGladrey & Pullen, LLP as Advance Bancorp's independent auditors for the year ending December 31, 2003. You also may consider and vote upon any other matters that may properly come before the annual meeting, including approval of any adjournment or postponement of the annual meeting. As of the date of this document, the Advance Bancorp board of directors is not aware of any other business to be presented for consideration at the annual meeting other than the matters described in this document.

For more information regarding the merger agreement proposal, see "Proposal 1 - Adoption of the Merger Agreement." For more information on the other proposals, see "Proposal 2 - Election of Directors" and "Proposal 3 - Ratification of the Appointment of the Independent Auditors."

Voting Rights of Stockholders

The Advance Bancorp board of directors has fixed the close of business on March 1, 2003 as the record date for stockholders entitled to notice of and to vote at the annual meeting. Only holders of record of Advance Bancorp common stock on the record date are entitled to notice of and to vote at the annual meeting. Each share of Advance Bancorp common stock that you own as of the close of business on the record date entitles you to one vote. On the Advance Bancorp record date, there were 74,311 shares of Advance Bancorp common stock outstanding and entitled to vote at the annual meeting, held by approximately 200 stockholders of record.

Voting of Proxies; Revocability of Proxies

Voting of Proxies. You may vote in person at the annual meeting or by proxy. To ensure your representation at the annual meeting, we recommend you vote by proxy even if you plan to attend the annual meeting. You can always change your vote at the meeting. If your shares are held in street name with a bank or broker and you wish to vote at the annual meeting, you will need to contact your bank or broker to obtain authorization to do so.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it in time to vote, your shares will be voted as you have directed. You may vote for, against or abstain with respect to the merger agreement and the independent auditor appointment ratification proposals. On the election of directors, you may vote for or withhold your vote from the nominees for election named in this proxy statement-prospectus under "Proposal 2 -Election of Directors." If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted "FOR" the adoption of the merger agreement, "FOR" the election of the director nominees named in this proxy statement-prospectus and "FOR" the ratification of the appointment of the independent auditors. If your shares are held in street name with a broker or bank and you fail to

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provide voting instructions, then as described above under "-- Voting Rights of Stockholders; Votes Required for Approval of the Proposals," your broker or bank is expected to be able to vote your shares in its discretion on the election of directors and ratification of the appointment of the independent auditors, but may not vote your shares on the merger agreement proposal.

If any other matters are properly presented for consideration at the annual meeting, the persons named in the form of proxy sent to record holders will have the discretion to vote on those matters in accordance with their best judgment. If a proposal to adjourn the annual meeting is properly presented, the persons named in the form of proxy sent to record holders will not have discretion to vote shares voted against the proposal to adopt the merger agreement in favor of adjournment to solicit further proxies for this proposal. The Advance Bancorp board is not aware of any other matters to be presented at the annual meeting other than those described in the notice of the annual meeting.

You may receive more than one proxy card depending on how your shares are held. For example, you may hold some of your shares individually, some jointly with your spouse and some in trust for your children -- in which case you will receive three separate proxy cards to vote. Please complete and return all cards.

Revocability of Proxies. If you are the record holder of your shares, you may revoke your proxy before it is voted by:

  submitting a new proxy with a later date;

  notifying the secretary of Advance Bancorp in writing before the annual meeting that you have revoked your proxy; or

  voting in person at the annual meeting.

If your shares are held in street name, contact your bank or broker if you wish to revoke your proxy.

Votes Required for Approval of the Proposals

The affirmative vote of the holders of at least a majority of the outstanding shares of Advance Bancorp common stock is required to adopt the merger agreement. Directors will be elected by a plurality of the votes cast and the ratification of the appointment of the independent auditors requires the affirmative vote of a majority of the votes cast. Your board of directors unanimously recommends that you vote "FOR" the adoption of the merger agreement, "FOR" the election of the director nominees named in this proxy statement-prospectus and "FOR" the ratification of the appointment of McGladrey & Pullen, LLP.

The proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Advance Bancorp common stock; therefore, abstentions and failures to vote on this proposal will have the same effect as votes against the proposal. If your shares are held in "street name" with a broker, your broker may not vote your shares on the merger agreement proposal without instructions from you. Such shares are referred to as "broker non-votes," which will have the same effect as votes against adoption of the merger agreement.

Since directors are elected by a plurality of the votes cast, votes withheld on this proposal will have no effect on the vote for the election of directors. Abstaining is not offered as a voting option on the election of directors. Abstentions will have the effect of votes against ratification of the appointment of the independent auditors. We do not anticipate any broker non-votes on these proposals since brokers are permitted to vote on each of these matters without client instructions.

The affirmative vote of the holders of a majority of the shares of Advance Bancorp common stock present and voting on the matter may authorize the adjournment or postponement of the annual meeting. No proxy that is voted against the proposal to adopt the merger agreement will be voted in favor of adjournment or postponement to solicit further proxies for this proposal.

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Proxy Solicitation Costs

Advance Bancorp will pay its own costs of soliciting proxies. In addition to this mailing, Advance Bancorp directors, officers and employees may also solicit proxies personally, electronically or by telephone. Advance Bancorp will also reimburse brokers, banks and other nominees for their expenses in sending these materials to their customers and obtaining their voting instructions.

Do not send in any stock certificates with your proxy cards. As soon as practicable after the completion of the merger, you will receive a transmittal form with instructions for the surrender of your Advance Bancorp stock certificates.

Security Ownership of Certain Beneficial Owners

The following table sets forth information concerning the beneficial ownership of Advance Bancorp common stock as of March 1, 2003 by each of Advance Bancorp's significant stockholders, directors and executive officers named individually, and by Advance Bancorp's directors and executive officers as a group. The number of beneficially owned shares includes shares over which the named person, directly or indirectly through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote, or direct the voting of, the shares; or investment power, which includes the power to dispose of, or to direct the disposition of, the shares. As of March 1, 2003, no person or entity beneficially owned five percent or more of the outstanding shares of Advance Bancorp common stock, except as described in the table below.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Outstanding Shares
Directors and Executive Officers
Robert C. Anderson, Director	28	0.04%
Charles V. Cole, Senior Vice President, Treasurer and CFO	---	---
Charles R. Fitch, Director	14,852(2)	19.99%
James A. Fitch, Jr., Director, President and CEO	15,281(3)(4)	20.56%
Morgan L. Fitch, Jr., Director	12,641(5)	17.01%
G. Weldon Fogal, Director, Executive Vice President and COO	---	---
Alice F. Gallagher, Director	14,581(3)(6)	19.62%
Roger L. Hupe, Chairman of the Board	3	0.00%
Alex J. Kozlowski, Senior Vice President, Director of Corporate Strategy and Secretary	50(7)	0.07%
John Lassiter, Director	---	---
Ronald J. Serpe, Director	220(8)	0.30%
Richard F. Sundstrom, Director	54	0.07%
Directors and executive officers as a group (12 persons)	44,164(3)	59.43%
Significant Stockholder
Edward L. Fitch	15,281(3)(9)	20.56%

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(1)	All of the shares reported as beneficially owned by Edward L. Fitch, Alice F. Gallagher, Charles R. Fitch, James A. Fitch, Jr. and Morgan L. Fitch, Jr. are subject to support agreements entered into with Charter One, pursuant to which he or she has agreed, except in limited circumstances, to vote these shares in favor of the merger agreement. See Proposal 1 - The Merger -- Support Agreements. Advance Bancorp has been informed that pursuant to a Stockholders Agreement dated April 26, 2002, Charles R. Fitch and Morgan L. Fitch, Jr. can obligate the 12,914 shares owned by the James A. Fitch Irrevocable Trust (see footnote 2 below) to vote in favor of approving the merger agreement if Messrs. C. Fitch and M. Fitch, Jr. determine to vote in favor of the merger agreement despite the termination of the support agreements.
(2)	The record owner of this stock is the Charles R. Fitch Trust dated 02/01/90.
(3)	The amounts reported as beneficially owned by each of Edward L. Fitch, Alice F. Gallagher and James A. Fitch, Jr. include 13,546 shares subject to a voting trust that is the record owner of (a) 12,914 shares owned beneficially by the James A. Fitch Irrevocable Trust, (b) 432 shares owned beneficially by James A. Fitch, and (c) 200 shares owned beneficially in joint tenancy by James A. Fitch and James A. Fitch, Jr. Edward L. Fitch, James A. Fitch, Jr. and Alice F. Gallagher serve as voting co-trustees of the voting trust. These shares have only been counted once in the calculation of total shares reported as beneficially owned by directors and executive officers as a group.
(4)	Includes 1,735 shares owned beneficially by James A. Fitch, Jr.
(5)	The record owner of this stock is Morgan L. Fitch, Jr., Trustee of the Morgan L. Fitch, Jr. Revocable Trust.
(6)	Includes 1,035 shares owned beneficially by Alice F. Gallagher.
(7)	The record owner of this stock is the Alex J. Kozlowski IRA Rollover dtd 02/18/98.
(8)	Includes 110 shares owned beneficially by Ronald J. Serpe, Trustee of the Ronald J. Serpe Trust U/A 05/06/93. In addition, includes 110 shares owned by Mr. Serpe's wife, Barbara A. Serpe, as Trustee of the Barbara A. Serpe Trust U/A 05/06/93.
(9)	Includes 1,735 shares owned beneficially by Edward L. Fitch.

PROPOSAL 1 - ADOPTION OF THE MERGER AGREEMENT

THE MERGER

General

The merger agreement provides for the merger of Advance Bancorp with and into Charter One. Charter One will be the surviving corporation in the merger. The merger will become effective in accordance with the certificate of merger to be filed with the Secretary of State of the State of Delaware. We anticipate filing this document as soon as practicable after the last of the conditions precedent to the merger has been satisfied or waived. See "- The Merger Agreement -- Conditions to Completion of the Merger." A copy of the merger agreement is attached as Appendix A to this document. We urge you to read the merger agreement in its entirety as it is the legal document governing the merger.

Upon completion of the merger, each outstanding share of Advance Bancorp common stock will be converted into the right to receive $968.90 of Charter One common stock, together with the associated stock purchase rights under the Charter One rights agreement. The exact number of shares of Charter One common stock that you will receive in exchange for each share of your Advance Bancorp common stock, the exchange ratio, will be determined upon completion of the merger by dividing the average closing sale price of Charter One common stock for the 10 trading days immediately preceding the closing date of the merger into $968.90. Cash will be paid to you instead of issuing any fractional share interest. See "- The Merger Agreement -- Consideration to be Received in the Merger."

Background of the Merger

One of the primary objectives of the board of directors of Advance Bancorp is, and has been, to enhance stockholder value, and over the years they have considered various strategies to accomplish this goal. To this end, on October 9, 2001, the Advance Bancorp board of directors engaged Keefe, Bruyette & Woods, Inc., or KBW, for general strategic and advisory services. During October 2001, KBW conducted due diligence on Advance Bancorp to better understand the company and advise on various planned strategic initiatives intended to increase shareholder value.

From November 2001 through February 2002, KBW met with management and the Advance Bancorp board of directors to discuss strategic alternatives including the possible sale or merger of Advance Bancorp.

In March 2002, the Advance Bancorp board of directors formed a special committee of outside board members (the "Sunrise Committee") to provide advice to the Advance Bancorp board of directors with respect to certain issues arising in connection with the sale or merger, including, among other things, evaluation and negotiation of any proposals received by Advance Bancorp. On March 19, 2002, the Advance Bancorp board of directors and the

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Sunrise Committee retained KBW as its financial advisor in connection with Advance Bancorp's consideration of a possible business combination with a third party and to render an opinion with respect to the fairness from a financial point of view of the consideration to be received by the stockholders of Advance Bancorp. KBW was selected to act as Advance Bancorp's financial advisor based upon its qualifications, expertise and reputation. KBW specializes in rendering a range of investment banking services to banking enterprises and regularly engages in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. At the March 19 meetings of the Advance Bancorp board of directors and the Sunrise Committee, Advance Bancorp retained Vedder Price, a Chicago based law firm which specializes in representing bank, thrift and financial holding companies throughout the country in mergers, acquisitions and other strategic initiatives. Vedder Price discussed the fiduciary duties of the Advance Bancorp Board of Directors at the meeting held on March 19, 2002.

From March 2002 through May 2002, KBW and Advance Bancorp defined a universe of possible acquirors, prepared a Confidential Information Memorandum and contacted eighteen potential acquirors; fourteen acquirors requested a Confidential Information Memorandum from which KBW received 5 non-binding indications of interest. During June 2002, KBW reviewed the offers with the Sunrise Committee and began exclusive negotiations with Charter One, who submitted the highest valuation in a non-binding indication of interest. Charter One then conducted due diligence and upon completion of due diligence withdrew its proposal, citing certain characteristics of Advance Bancorp's loan portfolio which did not conform to their initial expectations.

On July 20, 2002, Advance Bancorp initiated negotiations with a multi-billion dollar bank holding company which submitted the next best indication of interest, such negotiations were subsequently terminated by Advance Bancorp after that acquiror completed due diligence, lowered their valuation and attached unacceptable restrictive terms to the proposed agreement. On October 1, 2002, the Sunrise Committee approved a plan to contact seven potential acquirors which were previously contacted, in addition to one other company which had contacted KBW.

On November 1, 2002, Charter One submitted a new proposal, indicating a transaction value of $72 million comprised of 100% Charter One common stock, and on November 16, 2002, the Sunrise Committee voted to renew negotiations with Charter One and to allow them to update their due diligence based on the terms of the new offer. During December 2002, Vedder Price, Advance Bancorp and KBW negotiated the terms of the definitive agreement with Charter One and counsel to Charter One. On January 9, 2003, executives of Advance Bancorp, together with Vedder Price and KBW performed certain due diligence procedures at Charter One's offices. On January 14, 2003, the Sunrise Committee reviewed the merger agreement and decided to recommend that the Advance Bancorp board of directors accept the Charter One proposal.

On January 15, 2003, the Advance Bancorp board of directors approved and executed the merger agreement and KBW delivered its oral opinion to the effect that, as of the date thereof, the consideration to be received by the shareholders of Advance Bancorp from Charter One was fair to the stockholders of Advance Bancorp from a financial point of view. At this meeting, Vedder Price reviewed the status and terms of the merger agreement and other ancillary documents, including but not limited to the support agreements, and Vedder Price informed and advised Advance Bancorp's board of directors of its legal duties in connection with the merger and other applicable legal issues.

Advance Bancorp's Reasons for the Merger and Recommendation of the Board

Reasons for the Merger. In reaching its decision to approve the merger agreement, Advance Bancorp's board of directors consulted with management of Advance Bancorp, as well as with its financial and legal advisors, and considered a number of factors, including, without limitation, the following:

  Information concerning the business, earnings, operations, financial condition, prospects, capital levels and asset quality of Advance Bancorp and Charter One, both individually and as combined.

  The financial advice rendered by KBW that the merger consideration is fair, from a financial point of view, to Advance Bancorp stockholders.

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  The terms of the merger agreement and the other documents executed in connection with the merger.

  The trading history of Charter One common stock, the number of shares outstanding and the average trading volume of Charter One common stock.

  The anticipated cost savings and efficiencies available to the combined company as a result of the merger.

  The current and prospective economic, competitive and regulatory environment facing Advance Bancorp in particular and financial institutions in general.

  The results of the due diligence investigations of Charter One, including assessments of credit policies, asset quality, interest rate risk, litigation and adequacy of loan loss reserves.

  The prospects for growth and expanded products and services, and other anticipated impacts of the merger on depositors, employees, customers and communities served by Advance Bancorp.

This discussion of the information and factors considered by the Advance Bancorp board of directors is not intended to be exhaustive but includes all of the material factors it considered. In reaching its determination to approve and recommend the merger, the Advance Bancorp board of directors did not assign any relative or specific weights to these factors, except that in the evaluation of the merger consideration, Advance Bancorp's board of directors placed particular emphasis on the fairness opinion of KBW. Individual directors may have given different weight to different factors.

Recommendation of the Advance Bancorp Board. At a meeting held on January 15, 2003, after due consideration, the Advance Bancorp board of directors voted unanimously to enter into the merger agreement and to recommend that the Advance Bancorp stockholders vote to adopt the merger agreement. Advance Bancorp's board of directors believes that the terms of the merger are fair to, and in the best interests of, Advance Bancorp and its stockholders and unanimously recommends that its stockholders vote "FOR" adoption of the merger agreement.

Opinion of Advance Bancorp's Financial Advisor

On March 19, 2002, the Advance Bancorp board of directors and the special committee of outside board members, the Sunrise Committee, retained KBW as its financial advisor in connection with Advance Bancorp's consideration of a possible merger transaction with a third party and, if requested, to render an opinion with respect to the fairness from a financial point of view of the consideration to be received by the stockholders of Advance Bancorp. KBW was selected to act as Advance Bancorp's financial advisor based upon its qualifications, expertise and reputation. KBW specializes in rendering a range of investment banking services to financial services companies and regularly engages in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On January 14, 2003, the Sunrise Committee met with KBW to discuss the merger agreement, and voted to recommend to the Advance Bancorp board of directors to accept the Charter One proposal. On January 15, 2003, the Advance Bancorp board of directors approved and executed the merger agreement and KBW delivered its oral opinion to the effect that, as of January 15, 2003, the consideration to be received by the stockholders of Advance Bancorp from Charter One was fair to the stockholders from a financial point of view. Subsequently, on January 16, 2003, the merger was announced.

The full text of the January 15, 2003 opinion of KBW, which sets forth a description of the procedures followed, assumptions made, matters considered and limits on the review undertaken in connection with its opinion, is attached to this document as Appendix B and is incorporated into this document by reference. Stockholders of Advance Bancorp are urged to read the opinion in its entirety. KBW's opinion is directed to the Advance Bancorp board of directors and relates only to the fairness of the consideration provided in the merger agreement from a financial point of view and does not address any other aspect of the proposed merger or any related transaction, and

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does not constitute a recommendation to any stockholder as to how such a stockholder should vote with respect to the merger or any other matter. The following summary of the opinion is qualified in its entirety by reference to the full text of the opinion.

In rendering its opinion, KBW reviewed, analyzed and relied upon the following material relating to the financial and operating condition of Advance Bancorp and Charter One:

  a draft of the merger agreement, dated January 15, 2003;

  Annual Reports to Stockholders and Annual Reports on Form 10-K of Charter One for the three years ended December 31, 2001;

  Annual Reports to Stockholders for the three years ended December 31, 2001 of Advance Bancorp;

  recent Quarterly Reports on Form 10-Q of Charter One;

  recent interim reports to stockholders and monthly internal reports of Advance Bancorp;

  other recent communications from Advance Bancorp and Charter One to their respective stockholders;

  other financial information concerning the businesses and operations of Advance Bancorp and Charter One furnished to KBW by Advance Bancorp and Charter One for the purpose of KBW's analysis;

  certain publicly available information concerning the trading of, and the trading market for, the common stock of Charter One;

  certain publicly available information with respect to publicly traded companies and the nature and terms of certain other transactions that KBW considered relevant to its inquiry; and

  other financial information concerning the businesses and operations of Advance Bancorp and Charter One furnished to KBW by Advance Bancorp and Charter One for purposes of our analysis.

KBW also held discussions with senior management of Advance Bancorp and Charter One concerning their past and current operations, financial condition, prospects and regulatory relationships. KBW also considered financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of financial institutions, including banks, bank holding companies, thrifts and other financial services companies generally. KBW's opinion was based upon conditions as they existed on the date of its opinion and could only be evaluated on the date of its opinion. In addition, the opinion was based upon information made available to KBW through the date of its opinion.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and KBW did not attempt to verify such information independently. KBW relied upon the management of Advance Bancorp as to the reasonableness and achievability of the financial and operating forecasts (the assumptions and basis therefore) provided to KBW, and assumed that such forecasts reflected the best available estimates and judgments of such management and that such forecasts would be realized in the amounts and in the time periods estimated by management. KBW also assumed, without independent verification, that the aggregate allowances for loan losses for Advance Bancorp and Charter One are adequate to cover such losses. KBW did not make or obtain any evaluations or appraisals of the property of Advance Bancorp and Charter One, nor did KBW examine any individual loan credit files.

The following summary contains the material financial analyses employed by KBW in connection with providing its opinion, including a selected peer group analysis for both Advance Bancorp and Charter One, a pro forma earnings per share and dividend per share impact analysis, selected merger transactions comparison, discounted cash flow analysis and summaries relating to the consideration structure and transaction overview. For purposes of such

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analyses, the financial information used by KBW for Advance Bancorp and Charter One and their comparable companies was as of, and for the quarter and twelve months, ended September 30, 2002 and market price information was as of January 14, 2003, unless otherwise noted. Additionally, included where available, estimated earnings per share data for the two peer groups and Charter One were as reported by First Call; Advance Bancorp's estimated earnings per share data was provided by management. This summary does not purport to be a complete description of all analyses employed by KBW.

Transaction Overview. In providing an overview of the merger, KBW noted that while the total consideration of $72 million or $968.90 per share (based on Advance Bancorp's shares outstanding as of December 31, 2002 of 74,311) is fixed, the exchange ratio will float depending on the average closing price of Charter One ten days prior to the effective date of the merger. The exchange ratio of 32.3 shares of Charter One common stock for each share of Advance Bancorp common stock was estimated based upon the average ten day closing price of Charter One common stock of $29.96 as of January 14, 2003.

KBW reviewed with the Advance Bancorp board of directors an analysis describing how the floating exchange ratio would not affect the total consideration received by Advance Bancorp stockholders but would affect the number of Charter One shares received for each share of Advance Bancorp common stock. The final exchange ratio will be calculated at closing by (i) dividing the average closing sale price of Charter One common stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) for the ten trading days preceding the effective date of the merger into $72 million and (ii) dividing the number of shares of Charter One common stock resulting under subpart (i) by the number of shares of Advance Bancorp common stock issued and outstanding immediately prior to the effective date of the merger.

The following table illustrates the floating exchange ratio of the merger based upon a hypothetical range of average Charter One market prices over a ten day period and the resulting Advance Bancorp ownership in the pro forma company:

Charter One 10 Day Avg. Price	Exchange Ratio	New Charter One Shares Issued	Pro Forma Charter One	Advance Bancorp Pro Forma Ownership

$25.50	38.0x	2,823,529	238,438,986	1.2%
$26.00	37.3x	2,769,231	238,384,688	1.2%
$26.50	36.6x	2,716,981	238,332,438	1.1%
$27.00	35.9x	2,666,667	238,282,124	1.1%
$27.50	35.2x	2,618,182	238,233,639	1.1%
$28.00	34.6x	2,571,429	238,186,886	1.1%
$28.50	34.0x	2,526,316	238,141,773	1.1%
$29.00	33.4x	2,482,759	238,098,216	1.0%
$29.50	32.8x	2,440,678	238,056,135	1.0%
$30.00	32.3x	2,400,000	238,015,457	1.0%
$30.50	31.8x	2,360,656	237,976,113	1.0%
$31.00	31.3x	2,322,581	237,938,038	1.0%
$31.50	30.8x	2,285,714	237,901,171	1.0%
$32.00	30.3x	2,250,000	237,865,457	0.9%
$32.50	29.8x	2,215,385	237,830,842	0.9%
$33.00	29.4x	2,181,818	237,797,275	0.9%
$33.50	28.9x	2,149,254	237,764,711	0.9%
$34.00	28.5x	2,117,647	237,733,104	0.9%
$34.50	28.1x	2,086,957	237,702,414	0.9%

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Transaction Pricing Multiples. KBW calculated the following multiples (operating earnings and estimates for Advance Bancorp provided by management):

Total Stock Consideration	January 14, 2003

Total consideration	$72,000,000
Advance Bancorp shares outstanding	/ 74,311
Total consideration per share	$968.90
Charter One average stock price(1)	/ $ 29.96
Exchange ratio	32.3x

Transaction Multiples (Advance Bancorp historical per share data as of 9/30/02)

Price to:
Last twelve months earnings per share ($91.28)	10.6x
Last twelve months operating earnings per share ($75.22)	12.9x
2002 management estimated earnings per share ($83.17)	11.6x
2002 management estimated operated earnings per share ($74.86)	12.9x
2003 management estimated operating earnings per share ($78.20)	12.4x
Premium to:
Book value ($738.03)	131%
Tangible book value ($738.03)	131%
Adjusted tangible book value ($690.04)(2)	140%
Core deposits	4.00%
__________________________ (1) Charter One's ten-day average closing stock price for the ten days ended January 14, 2003.
(2) Excludes $3.6 million in unrealized gains from equity.

Selected Peer Group Analysis. KBW reviewed the financial performance of Advance Bancorp, Charter One and each of their respective peer groups based on various financial measures, including earnings performance, operating efficiency, capital adequacy and asset quality; KBW reviewed Charter One, its peers and Advance Bancorp's peers on various measures of market performance, including the following: price to historical operating earnings and estimated earnings and premium over book values and tangible book values. KBW used these measurements to determine relative values of the respective companies within the financial services industry.

The comparable companies used as peers of Advance Bancorp consisted of eighteen Midwestern public banks and thrifts that KBW deemed most relevant. Peers included public financial institutions with assets between $400 million and $1 billion that had a ratio of 1-4 family loans to total loans between 20% and 80% and a ratio of securities to assets of greater than 10%. These companies, along with the state in which each is headquartered, are listed below.

Citizens First Bancorp, Inc.*, (MI)	First Midwest Financial, Inc.*, (IA)
Baylake Corporation, (WI)	Princeton National Bancorp, Inc., (IL)
Home Federal Bancorp, (IN)	United Bancorp, Inc., (MI)
Exchange National Bancshares, Inc., (MO)	Kankakee Bancorp, Inc.*, (IL)
First Mid-Illinois Bancshares, Inc., (IL)	Mahaska Investment Company, (IA)
EFC Bancorp, Inc.*, (IL)	Monroe Bancorp, (IN)
Horizon Bancorp, (IN)	Lincoln Bancorp*, (IN)
First Federal Bankshares, Inc.*, (IA)	NorthWest Indiana Bancorp*, (IN)
Tri City Bankshares Corporation, (WI)	MFB Corp.*, (IN)
____________________________ *Thrift Institution

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The following table compares the financial performance of Advance Bancorp to its peer group.

Financial Performance Comparison	Advance Bancorp	Advance Bancorp Peer Medians

Total assets (dollars in millions)	$646	$619
Return on average assets	0.97%	1.08%
Return on average equity	11.37%	11.30%
Net interest margin	4.34%	3.82%
Efficiency ratio	64.33%	60.99%
Equity/Assets ratio	8.49%	9.08%
Tangible equity / Assets ratio	8.49%	8.32%
Investment securities / Total assets	25.51%	18.31%
Non-performing assets / Total loans+REO ratio	0.99%	0.76%
Loan loss reserves / Total loans ratio	1.04%	1.12%
Operating earnings per share compound annual growth (1998-2001)	18.26%	7.35%

KBW's analysis showed the following concerning the median market performance multiples of Advance Bancorp's peer group. From this analysis KBW derived a range of implied transaction values by applying Advance Bancorp's corresponding financial parameters to the various trading multiples of the peer group. Operating earnings for the peers were provided by First Call and SNL Financial; operating earnings for Advance Bancorp were provided by management.

Market Performance Multiple	Advance Bancorp Peer Medians	Advance Bancorp Implied Value Based on Peer Medians (in millions)

Price to:
Last 12 months operating earnings per share	13.0x	$72.6
Last quarter annualized earnings per share	13.3x	$81.0
2002 estimated operating earnings per share	13.0x	$75.5
2003 estimated operating earnings per share	11.1x	$64.5
Premium to:
Book value per share	129%	$70.5
Tangible book value per share	143%	$78.3

The comparable companies used as peers of Charter One consisted of twelve public banking companies headquartered in the United States that KBW deemed most relevant. Peers included financial institutions having assets greater than $10 billion. This group included the following companies:

Commerce Bancorp, Inc., (NJ)	North Fork Bancorporation, Inc., (NY)
Commercial Federal Corporation, (NE)	Roslyn Bancorp, Inc., (NY)
Fifth Third Bancorp, (OH)	Sovereign Bancorp, Inc., (PA)
Golden West Financial Corporation, (CA)	TCF Financial Corporation, (MN)
National City Corporation, (OH)	Webster Financial Corporation, (CT)

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The following table is a review of the financial performance of Charter One compared to its peers. Data for performance ratios in the following table as of the most recent quarter are annualized. Ratios exclude any non-recurring items and gains-on sale.

Financial Performance Comparison	Charter One	Charter One Peer Medians

Total assets (dollars in millions)	$39,850	$18,099
Operating return on average assets	0.90%	1.44%
Operating return on average equity	11.72%	18.74%
Net interest margin	3.17%	3.74%
Efficiency ratio	49.59%	53.56%
Equity / Assets ratio	7.57%	7.39%
Tangible equity / Assets ratio	6.66%	5.89%
Investment securities / Total assets	25.97%	30.35%
Non-performing assets/Total loans+REO ratio	0.73%	0.92%
Loan loss reserves / Total loans ratio	1.14%	1.33%
Dividend yield	2.80%	1.90%
Operating earnings per share compound annual growth (1998-2001)	11.74%	13.20%

KBW also analyzed the market performance multiples of Charter One and its peer group. Operating earnings for Charter One and its peers provided by SNL Financial and First Call.

Market Performance Multiple	Charter One	Charter One Peer Medians

Price to:
Last 12 months operating earnings per share	16.3x	12.9x
2002 estimated operating earnings per share	12.4x	11.9x
2003 estimated operating earnings per share	11.3x	11.5x
Premium to:
Book value per share	228%	255%
Tangible book value per share	262%	278%

KBW further analyzed (as set forth in the following tables) the average daily trading volume for the last 30 days of Charter One and its peers as well as the total return of Charter One's stock over various periods.

	Charter One	Charter One Peer Median

Shares Traded	841,090	489,424

Historical Total Return (1)	Charter One

One Year	19.6%
Three Year	98.7%
Five Year	73.7%
Ten Year	408.2%
_____________________________________ (1) Source: Bloomberg LP; assumes dividend reinvested in security.

Selected Merger Transactions. KBW also analyzed select bank and thrift merger transactions. The analysis was based upon the announced acquisition price of these transactions relative to the last twelve months earnings, stated book value, stated tangible book value and franchise premium to core deposits. The information analyzed was compiled by KBW from internal sources as well as a data firm that monitors and publishes transaction summaries and descriptions of mergers and acquisitions in the financial services industry.

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The comparable acquiring group included 17 bank and nine thrift transactions with targets located in the Midwest and having assets ranging from $250 million to $1 billion announced between January 1, 2000 and January 3, 2003.

Bank Acquisitions
Acquiring Institution	Selling Institution

MB Financial, Inc.	South Holland Bancorp Inc.
Midwest Banc Holdings Inc.	CoVest Bancshares, Inc.
First Merchants Corp.	CNBC Bancorp.
Charter One Financial, Inc.	Charter One National Bancorp, Inc.
MB Financial, Inc.	First Lincolnwood Corp.
Marshall & Ilsley Corp.	Century Bancshares, Inc.
Marshall & Ilsley Corp.	Richfield State Agency, Inc.
First Merchants Corp.	Lafayette BanCorp.
Dakota Bancshares, Inc.	Midway National Bank of St. Paul
First National of Nebraska	Castle BancGroup, Incorporated
First Banks, Incorporated	Plains Financial Corp.
First Banks, Incorporated	Union Financial Group Ltd
MAF Bancorp, Inc.	Mid Town Bancorp, Inc.
Financial Federal MHC, Inc.	Success Bancshares, Inc.
Allegiant Bancorp, Inc.	Southside Bancshares Corp.
Integra Bank Corp.	Webster Bancorp, Inc.
Huntington Bancshares Inc.	Empire Banc Corp.

Thrift Acquisitions
Acquiring Institution	Selling Institution

MAF Bancorp, Inc.	Fidelity Bancorp Inc.
Anchor BanCorp Wisconsin Inc.	Ledger Capital Corp.
Chemical Financial Corp.	Bank West Financial Corp.
United Community Fin'l Corp.	Industrial Bancorp, Inc.
DFC Acquisition Corp. Two	Cameron Financial Corp.
Allegiant Bancorp, Inc.	Equality Bancorp, Inc.
Old Kent Financial Corp.	Home Bancorp
Mutual Savings Bank	First Northern Capital Corp.
BancFirst Ohio Corp.	Milton Federal Financial Corp.

The following table compares information derived by KBW with respect to the selected merger transactions. Note: trailing earnings multiple for Advance Bancorp is based upon operating earnings per share as provided by management.

Acquisition Price to:	Charter One/ Advance Bancorp	Thrift Acquisition Median	Bank Acquisition Median	Combined Acquisition Median

Price to:
Last 12 months earnings per share	12.9x	18.5x	17.5x	18.0x
Premium to (%):
Book value per share	131%	125%	177%	162%
Tangible book value per share	131%	125%	179%	168%
Core deposits (1)	4.00%	5.85%	10.94%	8.79%
_______________________________ (1) Core deposits are defined as total deposits less time deposits greater than $100,000.

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In light of Advance Bancorp's thrift-like balance sheet characteristics, KBW derived a range of implied transaction values by applying Advance Bancorp's financial parameters to the various thrift acquisition multiples and premiums.

Market Performance Multiple	Thrift Acquisition Medians	Advance Bancorp Implied Value Based on Peer Medians (in millions)

Price to:
Last 12 months earnings per share	18.5x	$103.5
Premium to:
Book value per share	125%	$68.4
Tangible book value per share	125%	$68.4
Core deposit premium	5.85%	$80.0

Pro forma Earnings and Dividend Per Share Impact Analysis. KBW performed a pro forma earnings and dividend per share impact analysis that combined projected income statement and dividend information of Advance Bancorp and Charter One. Assumptions regarding the core deposit intangible amortization and cost savings were used to calculate the projected financial impact that the merger would have on certain pro forma financial results of Charter One and Advance Bancorp stockholders. No revenue enhancements or capital leverage benefits were assumed in this analysis. The transaction assumptions are as follows: Cost savings - 30%; Percentage of savings achieved in 2004 - 100%; Percent of core deposits that are intangible - 3.5%; Amortization period - 7 years.

The incremental GAAP earnings impact was also reviewed for Charter One to measure how Advance Bancorp's projected net income contribution impacted the new Charter One shares to be issued as a result of the transactions.

Dividend Per Share Impact	Advance Bancorp Accretion

Advance Bancorp quarterly dividend per share annualized (as of 12/31/02)	$26.00
Charter One quarterly dividend per share annualized (as of 12/31/02)	$0.88
Exchange ratio, estimated	32.3x
Pro forma Advance Bancorp dividend	$28.46
Advance Bancorp dividend accretion	9.5%

2004 Estimated Earnings Per Share Impact	Advance Bancorp Accretion	Pro Forma Charter One Accretion

2004 GAAP earnings per share accretion	16.6%	0.1%
2004 Cash earnings per share accretion	17.0%	0.4%
2004 GAAP incremental earnings accretion	NA	10.6%

Discounted Cash Flow Analysis. KBW utilized a five year discounted cash flow analysis to analyze Advance Bancorp's projected stream of dividendable excess future cash flow which could be returned to stockholders including a terminal value assumption to determine a theoretical valuation range appropriate for an independent institution such as Advance Bancorp. The analysis assumed the following:

  estimated net income and average asset growth for Advance Bancorp for the pro forma period 2002 through 2007, as provided by management;

  excess cash flow was derived by assuming that Advance Bancorp would maintain a constant minimum leverage ratio of 8% throughout the pro forma period and return to stockholders via a cash dividend any capital in excess of the 8% minimum;

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  a terminal multiple range of 12x - 14x excess cash flow of the fifth fiscal year (range based on market value and select merger transaction analysis);

  discount rate range of 13% to 15%, which KBW derived based on its experience valuing financial institutions;

Based on such assumptions, KBW's analysis implied a theoretical range of values of $58.9 million to $71.5 million. Discounted cash flow analysis is a widely-used valuation methodology, but it relies on numerous assumptions, including earnings projections by management, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of Advance Bancorp's common stock.

Discounted Dividend Analysis. KBW used a net present value analysis which analyzed a stream of ongoing future cash flows to determine theoretical equity values by discounting back to present value the projected annual dividends to be paid to Advance Bancorp stockholders utilizing the discount rate described below. The analysis was performed once assuming (i) a constant dividend payout ratio during the period 2003 to 2007 and performed a second time assuming (ii) a constant dividend payout during the period 2003 to 2007:

  net income projections from 2003 to 2007, as provided by Advance Bancorp management;

  a constant annual dividend of $26 per share;

  a constant annual dividend payout ratio of 32%;

  a terminal multiple of 13 times the fifth fiscal year net income; and

  a discount rate of 13%, which KBW derived based upon its experience in valuing financial institutions;

Based on the above assumptions, KBW's analysis implied the following theoretical value range for Advance Bancorp common stock, on an independent basis, assuming a constant dividend payout and constant dividend payout ratio:

	Constant Dividend	Constant Dividend Ratio

Net Present Value	$58,323,000	$58,740,000

KBW also stated that the net present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of Advance Bancorp common stock.

The summary contained herein provides a description of the material analyses prepared by KBW in connection with the rendering of its opinion. The summary set forth above does not purport to be a complete description of the analyses performed by KBW in connection with the rendering of its opinion. The preparation of the fairness opinion is not necessarily susceptible to partial analysis or summary description. KBW believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all analyses, or selecting part of the above summary without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in KBW's presentations and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be KBW's view of the actual value of Advance Bancorp and Charter One. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analyses.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Advance Bancorp and Charter One. The analyses performed by KBW are not necessarily indicative of actual values or actual future

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results that may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of KBW's analysis of the fairness from a financial point of view to the stockholders of Advance Bancorp of the consideration offered in the transaction, and were provided to the Advance Bancorp board of directors in connection with the delivery of KBW's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company actually might be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, KBW's presentation to the Advance Bancorp board of directors was just one of many factors taken into consideration by the Advance Bancorp board of directors in unanimously approving the merger agreement.

Pursuant to the engagement letter agreement between Advance Bancorp and KBW, Advance Bancorp agreed to pay KBW a financial advisory fee of $50,000 upon signing the engagement letter and an opinion fee of $100,000 due to KBW upon rendering its fairness opinion. Advance Bancorp also agreed to pay KBW a contingent fee of 1.0% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of Advance Bancorp in the transaction. Based on the fixed aggregate merger consideration of $72 million, the contingent fee payable to KBW at closing would be approximately $720,000. All fees, except the opinion fee, paid prior to the closing of the transaction will be credited against the contingent fee. Advance Bancorp has also agreed to reimburse KBW for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by KBW. Advance Bancorp has also agreed to indemnify KBW, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws. In addition, KBW has provided, and may provide in the future, certain investment banking services to Advance Bancorp from time to time, for which it has received, and will receive, customary compensation, including acting as financial advisor for Advance Bancorp in connection with the merger agreement.

In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Advance Bancorp and Charter One, and as a market maker in securities, KBW may, from time to time, have a long or short position in, and buy or sell, equity securities of Charter One for its own account and for the accounts of its customers. To the extent that KBW has any such position as of the date of the fairness opinion attached as Appendix B hereto, it has been disclosed to Advance Bancorp.

Accounting Treatment

Charter One will account for the merger under the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of Advance Bancorp will be recorded by Charter One at their respective fair values at the time of the completion of the merger. The excess of Charter One's purchase price over the net fair value of the assets acquired and liabilities assumed, including identifiable intangible assets, will be recorded as goodwill. Under the purchase method of accounting, prior period financial statements are not restated and the consolidated results of operations of Advance Bancorp will be included in Charter One's consolidated statement of income after the completion of the merger.

Material United States Federal Income Tax Consequences of the Merger

General. The following discussion addresses the material federal income tax considerations of the merger that are generally applicable to Advance Bancorp stockholders. It does not address the tax consequences of the merger under foreign, state, or local tax laws or the tax consequences of transactions completed before or after the merger. Also, the following discussion does not deal with all federal income tax considerations that may be relevant to certain Advance Bancorp stockholders in light of their particular circumstances, such as stockholders who:

  are dealers in securities;

  are insurance companies, or tax-exempt organizations;

  are subject to alternative minimum tax;

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  hold their shares as part of a hedge, straddle, or other risk reduction transaction;

  are foreign persons; or

  dissent from the merger.

You are urged to consult your own tax advisors regarding the tax consequences of the merger to you based on your own circumstances, including the applicable federal, state, local, and foreign tax consequences.

The following discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury Regulations, judicial decisions, and administrative rulings and practice, as of the date of this proxy statement/prospectus, all of which are subject to change. Any such change could be applied to transactions that were completed before the change, and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the merger to Charter One, Advance Bancorp and the Advance Bancorp stockholders.

Tax Opinion of Vedder Price. Advance Bancorp has not requested, nor will it request, a ruling from the Internal Revenue Service with regard to the federal tax consequences of the merger. Instead, as a condition to the closing of the merger, Vedder Price, legal counsel to Advance Bancorp, will render its opinion to Advance Bancorp, subject to customary representations and assumptions referred to in the opinion, substantially to the effect that:

  the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and Advance Bancorp and Charter One will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

  no gain or loss will be recognized by Advance Bancorp as a result of the transactions contemplated in the merger.

  no gain or loss will be recognized by Advance Bancorp stockholders upon the receipt of Charter One common stock in exchange for Advance Bancorp common stock, together with the associated stock purchase rights under the Charter One rights agreement, except with respect to cash received for a fractional share of Charter One common stock.

  the basis of the Charter One common stock received by Advance Bancorp stockholders in the merger will be the same as the basis of the Advance Bancorp common stock surrendered in exchange therefor, decreased by the amount of any cash received and increased by the amount of any gain recognized in the exchange.

  the holding period of the Charter One common stock received by Advance Bancorp stockholders will include the holding period of the Advance Bancorp common stock surrendered therefor, provided that the Advance Bancorp common stock was held as a capital asset in the hands of the Advance Bancorp stockholders on the date of the exchange.

Vedder Price's opinion will be based upon the assumption that the merger will take place in the manner described in the merger agreement and will also assume the truth and accuracy of certain factual representations that have been made by Advance Bancorp and which are customarily given in transactions of this nature. Vedder Price's opinion is not binding on the Internal Revenue Service or the courts. If the Internal Revenue Service were to successfully assert that the merger is not a reorganization within the meaning of Section 368 of the Code, then you would be required to recognize gain or loss for federal income tax purposes equal to the difference between:

  the fair market value of all Charter One common stock and cash received in the exchange; and

  your federal income tax basis in the Advance Bancorp common stock surrendered.

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In such an event, your total initial tax basis in the Charter One common stock received would be equal to its fair market value, and your holding period for the Charter One common stock would begin the day after the merger. The gain or loss would be a long-term capital gain or loss if your holding period for the Advance Bancorp common stock was more than one year and the Advance Bancorp common stock was a capital asset in your hands.

The preceding discussion does not purport to be a complete analysis of all potential tax consequences of the merger that may be relevant to a particular Advance Bancorp stockholder. You are urged to consult with your own tax advisor regarding the specific tax consequences to you as a result of the merger, including the applicability and effect of foreign, state, local and other tax laws.

Withholding. Cash payments in respect of Advance Bancorp common stock or a fractional share of Charter One common stock may be subject to the information reporting requirements of the Internal Revenue Service and to backup withholding at the current rate of 30%. Backup withholding will not apply to a payment made to you if you complete and sign the substitute Form W-9 that will be included as part of the transmittal letter and notice from Charter One's exchange agent, or you otherwise prove to Charter One and its exchange agent that you are exempt from backup withholding.

Reporting and Record Keeping. If you exchange shares of Advance Bancorp common stock in the merger for Charter One common stock, you are required to retain records of the transaction, and to attach to your federal income tax return for the year of the merger a statement setting forth all relevant facts with respect to the nonrecognition of gain or loss upon the exchange. At a minimum, the statement must include:

  your tax basis in the Advance Bancorp common stock surrendered; and

  the amount of cash (if any) and the fair market value, as of the effective date of the merger, of the Charter One common stock received in exchange therefor.

Federal Income Tax Treatment of Dissenters. If you effectively dissent from the merger and receive cash for your shares, you will recognize a gain (or loss) for federal income tax purposes equal to the amount by which the cash received for those shares exceeds (or is less than) your federal income tax basis for the shares. The amount of that gain (or loss), if any, will be treated as ordinary income (or loss) or long-term or short-term capital gain (or loss) depending on the length of time you held the shares and whether you held the shares as a capital asset.

Regulatory Matters

General. Charter One is a financial holding company and is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. Therefore, the merger of Advance Bancorp with and into Charter One must be approved by the Board of Governors of the Federal Reserve System. The subsidiary bank merger, whereby Advance Bank will be merged with and into Charter One Bank, must be approved by the Office of the Comptroller of the Currency. The U.S. Department of Justice also has the legal right to review the merger for competitive reasons. In the event the subsidiary bank merger does not occur immediately following the merger of Advance Bancorp with and into Charter One, the Illinois Commissioner of Banking must also approve Charter One's acquisition of control of Advance Bank that will result from the merger.

Federal Reserve Board. The merger is subject to prior approval of the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956. Charter One filed an application with the Federal Reserve Board on February 14, 2003 and as of the date of this document is awaiting final approval.

Office of the Comptroller of the Currency. The subsidiary bank merger will occur after completion of the merger. Charter One Bank received approval of the subsidiary bank merger from the Office of the Comptroller of the Currency on March 21, 2003.

Illinois Commissioner of Banking. Charter One anticipates filing shortly a notice of change in control seeking the approval of the Illinois Commissioner of Banking for Charter One's acquisition of control of Advance Bank that will result from the merger of Advance Bancorp with and into Charter One. In addition, Illinois law requires a state bank such as Advance Bank to file a written notice of a proposed merger into a national bank such as Charter One Bank with the Illinois Commissioner of Banking at least 30 days prior to the merger, but no approval of the merger by any Illinois state authority is required. The notice to the Illinois Commissioner of Banking was filed on February 14, 2003.

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In reviewing the applications for the mergers, the Federal Reserve Board and the Office of the Comptroller of the Currency must consider the financial condition, future prospects and managerial resources of the companies and banks involved in the mergers and the convenience and needs of the communities to be served, including the record of the banks' performance under the Community Reinvestment Act of 1977, as amended, and applicable regulations. If either bank's performance under the Community Reinvestment Act has not been satisfactory, the Federal Reserve Board or the Office of the Comptroller of the Currency may condition or deny approval of the application.

Federal law prohibits both the Federal Reserve Board and the Office of the Comptroller of the Currency from approving a merger if it would result in a monopoly or further any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be to lessen competition substantially or to tend to create a monopoly, or if it would be a restraint of trade, unless the agency finds that the anti-competitive effects of the proposed merger are clearly outweighed in the public interest by the probable effect of the merger in meeting the convenience and needs of the communities to be served.

Neither the merger of Advance Bancorp into Charter One nor the subsidiary bank merger may be consummated for a period of 30 days after receipt of the applicable final approval of the Federal Reserve Board or the Office of the Comptroller of the Currency, unless no adverse comment has been received from the Department of Justice, in which case the merger may be consummated 15 days after the date of such final approval. Furthermore, the merger of Advance Bancorp into Charter One cannot occur until the Illinois Commissioner of Banking approves Charter One's acquisition of control of Advance Bank, unless the subsidiary bank merger will occur immediately after the merger, in which case no approval of the Illinois Commissioner of Banking is required.

The merger cannot proceed in the absence of the requisite regulatory approvals. There can be no assurance that all regulatory approvals will be obtained or the dates of those approvals. There can also be no assurance that regulatory approvals received will not contain a condition or requirement that causes the approvals to fail to satisfy the conditions set forth in the merger agreement. See "- The Merger Agreement -- Conditions to Completion of the Merger."

Support Agreements

Certain of the directors and executive officers of Advance Bancorp have entered into support agreements with Charter One. These individuals own, as of March 1, 2003, in the aggregate shares representing 43,177 shares of common stock of Advance Bancorp, or approximately 58% of Advance Bancorp's issued and outstanding common stock. The support agreements require these individuals to vote their shares of Advance Bancorp common stock in favor of the merger agreement at the annual meeting. In addition, subject to certain exceptions, each individual agreed not to sell or transfer any of his shares of Advance Bancorp common stock.

The support agreements bind the actions of these individuals only in their capacity as Advance Bancorp stockholders. Those individuals who serve as directors of Advance Bancorp are not, and could not be, contractually bound to abrogate their fiduciary duties as directors of Advance Bancorp. Accordingly, while each director is contractually bound to vote as a Advance Bancorp stockholder in favor of the merger, his fiduciary duties as a director nevertheless require him to act in his capacity as a director in the best interest of Advance Bancorp when considering the merger. Also, the directors will continue to be bound by their fiduciary duties as Advance Bancorp's directors with respect to any further decisions they make in connection with the merger.

Appraisal Rights

Pursuant to Section 262 of the Delaware General Corporation Law, any Advance Bancorp stockholder may dissent from the merger and elect to have the fair value of his or her shares judicially determined and paid in cash, but only if the stockholder complies with the provisions of Section 262.

The following is a brief summary of the statutory procedures to be followed by you in order to perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, a copy of which is attached as Appendix C to this document.

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To dissent from the merger and demand appraisal, you must satisfy the following conditions:

  deliver a written demand for appraisal to Advance Bancorp before the vote on the adoption of the merger agreement;

  not vote in favor of the merger agreement (the return of a signed proxy which does not specify a vote against the merger agreement or a direction to abstain, will constitute a waiver of your right of appraisal); and

  continuously hold the Advance Bancorp shares from the date of the making of the demand through the time the merger is completed.

If you fail to comply with any of these conditions and the merger becomes effective, you will only be entitled to receive the consideration provided in the merger agreement. Failure to vote on the merger agreement will not constitute a waiver of your appraisal rights. Voting against the merger agreement will not satisfy the requirement of a written demand for appraisal.

All written demands for appraisal should be addressed to: Advance Bancorp, Inc., 2320 Thornton Road, Lansing, Illinois, Attention: James A. Fitch, Jr., President and Chief Executive Officer, before the vote concerning the merger agreement at the annual meeting, and should be executed by, or on behalf of, the holder of record. If Advance Bancorp shares are owned of record in a fiduciary capacity, as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If Advance Bancorp shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds Advance Bancorp shares as a nominee for others may exercise his or her rights of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In that case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Advance Bancorp shares in the name of that record owner.

Within 10 days after the merger, Charter One must give written notice that the merger has become effective to each holder of Advance Bancorp shares who filed a written demand for appraisal and who did not vote in favor of the merger agreement. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from Charter One the appraisal of his or her Advance Bancorp shares. Within 120 days after the completion of the merger, either Charter One, or any Advance Bancorp stockholder who has complied with Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Advance Bancorp shares held by all stockholders entitled to appraisal of their shares. Charter One does not presently intend to file such a petition. Because Charter One has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify the stockholder's previous written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy is delivered to Charter One, Charter One will then be obligated within 20 days of receipt of the copy to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreement as to the value of their shares has not been reached. After notice to these stockholders, the Court of Chancery is empowered to conduct a hearing to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights.

The Court of Chancery will then appraise the Advance Bancorp shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger. When the value is determined, the Court will direct the payment by Charter One of this value, with interest thereon, simple or compound, if the Court so determines, to the stockholders entitled to receive this money.

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Stockholders of Advance Bancorp who are considering seeking an appraisal should bear in mind that the fair value of their Advance Bancorp shares determined under Section 262 could be more than, the same as or less than the consideration they are to receive pursuant to the merger agreement if they do not seek appraisal of their shares.

Costs of the appraisal proceeding may be assessed against the stockholder by the court as the court deems equitable in the circumstances.

Failure to comply strictly with these procedures will cause you to lose your appraisal rights. Consequently, if you desire to exercise your appraisal rights you are urged to consult a legal advisor before attempting to exercise these rights.

Restrictions on Resale of Charter One Common Stock by Advance Bancorp Affiliates

This proxy statement-prospectus does not cover any resales of the shares of Charter One common stock to be issued in the merger, and no person is authorized to use this proxy statement-prospectus in connection with any such resale.

All shares of Charter One common stock issued to stockholders of Advance Bancorp in connection with the merger will be freely transferable, except that shares received by persons deemed to be "affiliates" of Advance Bancorp under the Securities Act of 1933 at the time of the annual meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed affiliates of Advance Bancorp for this purpose generally include directors, executive officers and the holders of 10% or more of the outstanding shares of Advance Bancorp common stock.

Generally, pursuant to Rule 145 under the Securities Act of 1933, during the one-year period following completion of the merger, affiliates of Advance Bancorp may not resell publicly the Charter One common stock received by them in connection with the merger except in compliance with certain limitations as to the amount of Charter One common stock sold in any three-month period and as to the manner of sale. After the initial one-year period, affiliates of Advance Bancorp who have not become affiliates of Charter One may resell their shares without restriction. The ability of affiliates to resell shares of Charter One common stock received in the merger under Rule 145 as summarized in this section generally will be subject to Charter One having satisfied its reporting requirements under the Securities Exchange Act of 1934 for specified periods prior to the time of sale. Affiliates also would be permitted to resell Charter One common stock received in the merger pursuant to an effective registration statement under the Securities Act of 1933 covering the shares or an available exemption from the Securities Act of 1933 registration requirements.

The merger agreement provides that Advance Bancorp will cause each person who is deemed by Advance Bancorp to be an affiliate (for purposes of Rule 145) to execute and deliver a written agreement with Charter One, which is intended to ensure the affiliate's compliance with the Securities Act of 1933.

THE MERGER AGREEMENT

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Appendix A to this proxy statement-prospectus and is incorporated by reference into this proxy statement-prospectus. You are encouraged to read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

Time of Completion

The completion of the merger will occur on the fifth business day after the day on which the last of the conditions to closing set forth in the merger agreement has been satisfied or waived, or, at Charter One's option, the last business day of the month in which that fifth business day occurs, unless Charter One and Advance Bancorp agree to a different date. The completion of the merger is sometimes referred to in this proxy statement-prospectus as the "effective time."

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Consideration to be Received in the Merger

Each share of Advance Bancorp common stock outstanding immediately prior to the effective time will, at the effective time, be converted into the right to receive the merger consideration consisting of a number of shares of Charter One common stock, together with the associated stock purchase rights under the Charter One rights agreement described under the heading "- Comparison of Stockholder Rights -- Rights Plan," determined by (i) dividing the average closing sale price of Charter One common stock for the 10 trading days immediately preceding the date the merger is completed, into $72.0 million and (ii) dividing the number of shares of Charter One common stock resulting under subpart (i) by the total number of shares of Advance Bancorp common stock issued and outstanding immediately prior to the date the merger is completed. Stated another way, each outstanding share of Advance Bancorp common stock will be converted into the right to receive $968.90 of Charter One common stock, together with the associated stock purchase rights under the Charter One rights agreement. The exact number of shares of Charter One common stock to be exchanged for each share of your Advance Bancorp common stock will be determined upon completion of the merger by dividing the average closing sale price of Charter One common stock for the 10 trading days immediately preceding the closing date of the merger into $968.90.

Cash will be paid instead of any fractional share of Charter One common stock that would otherwise be issuable in connection with the merger in an amount determined by multiplying the fractional share interest by the closing price of Charter One common stock on the last trading day immediately preceding the effective date of the merger. No interest will be paid on the cash payable instead of fractional share interests.

Each share of Charter One common stock outstanding immediately prior to the effective time will remain outstanding and unchanged as a result of the merger.

Exchange of Certificates

Promptly after the effective time, the exchange agent designated by Charter One will send to each record holder of Advance Bancorp common stock a letter of transmittal, including instructions, to use in exchanging your Advance Bancorp common stock certificates for Charter One common stock certificates. Upon the surrender of your Advance Bancorp common stock certificates to the exchange agent, together with a properly completed letter of transmittal, you will receive the appropriate merger consideration, consisting of Charter One common stock and a check for the amount of any fractional share interest. Holders of unexchanged shares of Advance Bancorp common stock will not be entitled to receive any dividends or other distributions payable by Charter One after the effective time until their certificates are surrendered. However, when those certificates are surrendered for shares of Charter One common stock, any unpaid dividends or distributions will be paid, without interest. Advance Bancorp common stock certificates should not be returned with the enclosed proxy and should not be forwarded to the exchange agent until you receive the transmittal form.

Conduct of Business Pending the Merger and Certain Covenants

Conduct of Business Pending the Merger. Advance Bancorp and Charter One have agreed to certain restrictions on their activities until the merger is completed or terminated. In general, Advance Bancorp and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and to use their reasonable efforts to preserve intact their business organizations and relationships with third parties. Advance Bancorp also has agreed to specific restrictions which are subject to exceptions described in the merger agreement. The following is a summary of the more significant activity restrictions undertaken by Advance Bancorp, subject to the exceptions set forth in the merger agreement:

  issuing or selling shares of its capital stock or other securities, or rights to acquire the same;

  paying any dividends other than quarterly cash dividends;

  increasing employee compensation or benefits or entering into any employment or similar agreement;

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  acquiring or selling assets, including loans (excluding originations), loan participations and servicing rights;

  amending its certificate of incorporation and bylaws;

  changing its accounting methods or policies;

  entering into, terminating or amending material contracts;

  selling or transferring any Advance Bank deposits or changing Advance Bank's existing deposit mix;

  entering into securities transactions for its own account or entering into any new, or modifying, amending or extending the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk;

  lending, borrowing or making capital expenditures in excess of specified amounts; and

  changing lending or interest rate risk and risk management policies.

In addition, Advance Bancorp and Charter One have each agreed not to knowingly take or fail to take any action which is intended or is reasonably likely to result in (i) the merger not qualifying as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code and (ii) any representation or warranty by it being or becoming inaccurate in any material respect.

Third-party Proposals. Advance Bancorp has agreed that it will not solicit or encourage any third-party proposal to acquire Advance Bancorp or Advance Bank and will not engage in negotiations with, provide any confidential information to, or have discussions or cooperate with any third party regarding an acquisition of Advance Bancorp or Advance Bank. Advance Bancorp, however, may provide information and negotiate with a third party if the Advance Bancorp board determines, after considering the advice of its legal counsel, that failure to do so would violate the fiduciary duties of Advance Bancorp's directors. Advance Bancorp must notify Charter One if it receives a proposal to be acquired by a third party.

Additional Covenants. The merger agreement also contains various other covenants, including, among others, those requiring Advance Bancorp: to use its reasonable best efforts in good faith to take all necessary actions to effect the merger; to recommend and solicit stockholder adoption of the merger agreement, subject to the fiduciary obligations of the Advance Bancorp board; to take all action necessary to convene a stockholders' meeting to vote on the merger agreement; permit Charter One at its expense to conduct environmental audits, studies and tests on real property currently owned, controlled, leased or used by Advance Bancorp; to provide Charter One with reasonable access to information regarding Advance Bancorp under the condition that such information be kept confidential; and to consult with Charter One on litigation matters involving Advance Bancorp or its subsidiaries. The merger agreement also requires Charter One to use its reasonable best efforts in good faith to take all necessary actions to effect the merger and to list the shares of Charter One stock to be issued in the merger on the New York Stock Exchange. Charter One and Advance Bancorp also agreed in the merger agreement: to cooperate in the preparation of the registration statement and this proxy statement-prospectus; to refrain from issuing press releases regarding the merger without the other party's prior approval, subject to certain exceptions; to take all steps within their control to exempt the transactions contemplated by the merger agreement from any applicable state anti-takeover law; and to cooperate and use their reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and regulatory authorities necessary to complete the merger.

The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See "-- Employee Benefit Matters" and "-- Interests of Insiders in the Merger."

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Representations and Warranties

The merger agreement contains a number of reciprocal representations and warranties made by Charter One and Advance Bancorp to each other. The more significant of these relate to:

  capitalization;

  corporate organization and existence;

  ownership of subsidiaries;

  corporate authorization to enter into the merger and the absence of any breach of organizational documents, law or certain material agreements as a result of the merger;

  absence of governmental and third-party approvals other than those specified in the merger agreement;

  securities documents and regulatory filing requirements;

  absence of certain changes in each party's business from December 31, 2001 through the date of the merger agreement;

  environmental, tax, litigation and insurance matters;

  compliance with laws and the absence of any pending or threatened reviews by governmental authorities other than normal regulatory examinations;

  employee benefits and labor matters;

  finders' or advisors' fees;

  adequacy of the allowance for loan losses;

  no undisclosed liabilities;

  indemnification matters;

  risk management instruments, such as interest rate swaps and caps; and

  inapplicability to the merger of the Delaware takeover laws.

The merger agreement also contains several representations and warranties made solely by Advance Bancorp to Charter One. These primarily relate to SEC registration obligations; financial statements; material contracts; properties; interests of certain persons; loans and investments; corporate records; dividends and distributions; intellectual property; servicing obligations; and the receipt by Advance Bancorp of a fairness opinion from its financial advisor.

Several of the representations and warranties are qualified by a material adverse effect standard, which for purposes of the merger agreement, means an effect that (i) is material and adverse to the financial condition, business or operations of the party making the representation and warranty and its subsidiaries, taken as a whole, or (ii) would materially impair the ability of Charter One or Advance Bancorp to perform its obligations under the merger agreement or otherwise materially impede the consummation of the merger, other than any material adverse effects arising out of any change or development relating to:

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  changes in banking and similar laws of general applicability or interpretations of these laws by courts or governmental authorities, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates;

  changes in accounting principles generally accepted in the United States of America or regulatory accounting requirements applicable to banks and their holding companies generally;

  any modifications or changes to valuation policies and practices or restructuring charges, in each case taken by any of the parties or their subsidiaries pursuant to the merger agreement or otherwise by Charter One or any of its subsidiaries in accordance with accounting principles generally accepted in the United States of America;

  changes resulting from transaction expenses, including legal, accounting and investment bankers' fees incurred in connection with the merger agreement;

  actions or omissions of either party taken with the prior written consent of the other party in contemplation of the merger.

  the payment of any previously disclosed amounts due to, or the provision of any other benefits to, any officers or employees of Advance Bancorp and its subsidiaries under employment contracts, employee benefit plans, severance agreements or other arrangements;

  any adjustments pursuant to Financial Accounting Standard No. 115, and in the case of Advance Bank, any employee terminations or disruption of business relationships directly caused by the merger.

For a complete statement of the representations and warranties, see Articles V and VI of the merger agreement attached as Appendix A to this proxy statement-prospectus.

Conditions to Completion of the Merger

Mutual Closing Conditions. The obligations of Charter One and Advance Bancorp to complete the merger are subject to the satisfaction or waiver of the following conditions:

  adoption of the merger agreement by Advance Bancorp stockholders;

  receipt of all regulatory approvals and consents required to complete the merger and the expiration of all statutory waiting periods, and no such approvals or consents shall contain any non-standard condition or requirement that, in the aggregate, would so materially reduce the economic or business benefits of the merger to Charter One that had such condition or requirement been known, Charter One, in its reasonable judgment, would not have entered into the merger agreement.

  absence of legal prohibition on completing the merger;

  Charter One's registration statement on Form S-4, which includes this proxy statement-prospectus, being effective and not subject to any stop order by the SEC;

  receipt of all approvals required under state securities laws to complete the merger;

  approval for listing on the New York Stock Exchange of the shares of the Charter One common stock to be issued in the merger; and

  receipt of all required permits, authorizations, consents, waivers and approvals required to complete the merger as contemplated by the merger agreement.

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Additional Closing Conditions for the Benefit of Advance Bancorp. Advance Bancorp's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

  accuracy, as of the date of the merger agreement and as of the closing, of the representations and warranties made by Charter One to the extent specified in the merger agreement;

  performance in all material respects by Charter One of the obligations required to be performed by it at or prior to closing to the extent specified in the merger agreement;

  nothing has occurred that is reasonably likely to have a material adverse effect on Charter One; and

  receipt of the tax opinion required of Advance Bancorp's legal counsel.

Additional Closing Conditions for the Benefit of Charter One. Charter One's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

  accuracy, as of the date of the merger agreement and as of the closing, of the representations and warranties made by Advance Bancorp to the extent specified in the merger agreement;

  performance in all material respects by Advance Bancorp of the obligations required to be performed by it at or prior to closing to the extent specified in the merger agreement;

  receipt of the written consents from the third parties identified by Advance Bancorp in the merger agreement;

  nothing has occurred that is reasonably likely to have a material adverse affect on Advance Bancorp;

  the adjusted tangible net worth (as defined in the merger agreement) of Advance Bancorp as of the close of business on the last day of the calendar month next preceding the effective time is not less than $51,277,340;

  the holders of not more than 10% of the outstanding shares of Advance Bancorp common stock have dissented from the merger and perfected their appraisal rights;

  the repurchase of the loan participation interest identified in the merger agreement held by Advance Bank in full for cash without any material discount or loss; and

  receipt of the written resignations of the directors and executive officers of Advance Bancorp's subsidiaries.

There can be no assurance that the conditions to completion of the merger will be satisfied or waived. For detailed information on conditions to the merger, see Article VIII of the merger agreement included as Appendix A to this proxy statement-prospectus.

Termination

Right to Terminate. The merger agreement may be terminated under any of the following circumstances:

(a)	the merger agreement may be terminated at any time prior to closing by the mutual written consent of Charter One and Advance Bancorp.
(b)	the merger agreement may be terminated by either Charter One or Advance Bancorp if:

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(i)	at any time prior to closing, the other party has breached in any material respect any covenant or undertaking or any representation or warranty contained in the merger agreement, unless the breach has been cured within 30 days after written notice to the breaching party of the breach;

(ii)	any application for prior approval of a regulatory authority which is necessary to consummate the merger is denied or withdrawn at the request or recommendation of the regulatory authority which must grant the approval; provided, however, that the right to terminate the merger agreement will not be available to any party whose failure to perform or observe its covenants or agreements set forth in the merger agreement resulted in the denial or request or recommendation for withdrawal;

(iii)	approval of any regulatory authorities required for completion of the merger is denied by final nonappealable action of such authority;
(iv)	Advance Bancorp's stockholders fail to adopt the merger agreement at the annual meeting; or
(v)	the merger has not been completed by September 30, 2003; provided, however, that a party which is then in breach of any of its representations, warranties, covenants or obligations under the merger agreement will not be entitled to be the terminating party.

(c)	the merger agreement may be terminated by Charter One if:
(i)	the Advance Bancorp board has failed to recommend adoption of the merger agreement, has withdrawn its recommendation or has modified or changed its recommendation in any manner adverse to Charter One; or

(ii)	the Advance Bancorp stockholders fail to vote on the adoption of the merger agreement at a duly convened meeting of the stockholders held within 90 days after the registration statement filed by Charter One for the shares to be issued in the merger is declared effective by the SEC, unless the vote has been prevented by any injunction or other decree or order entered or enforced by a governmental authority.

(d)	The merger agreement may be terminated by Advance Bancorp if its board authorizes Advance Bancorp pursuant to the exercise of its fiduciary duties to enter into an agreement concerning an acquisition transaction with another party.

(e)	The merger agreement may be terminated by Charter One within 5 days after its receipt of environmental reports or other information indicating that Advance Bancorp or any of its subsidiaries may have potential exposure for clean up, remediation or penalties relating to environment materials in excess of $1,000,000 in the aggregate.

Break-up Fee. Advance Bancorp has agreed to pay Charter One a break-up fee of $2.0 million as the sole and exclusive remedy of Charter One against Advance Bancorp upon the occurrence of any of the following:

(a)	termination of the merger agreement by Charter One pursuant to paragraph (c) under the subheading " - Right to Terminate" above;
(b)	a termination of the merger agreement by Advance Bancorp pursuant to paragraph (d) under the subheading "- Right to Terminate" above;
(c)	the entering into a binding letter of intent or definitive agreement by Advance Bancorp or Advance Bank relating to a change in control of Advance Bancorp or Advance Bank within 1 year following the termination of the merger agreement; or

(d)	the consummation of a transaction involving a change in control of Advance Bancorp or Advance Bank within 18 months after the termination of the merger agreement;

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provided, however, that in the cases of paragraphs (c) and (d) above, Charter One will only be entitled to the $2.0 million break-up fee if the Advance Bancorp stockholders vote against the merger agreement at the annual meeting after Advance Bancorp has previously received an acquisition proposal from a third party.

Waiver; Amendment

Any provision of the merger agreement, to the extent permitted by law, may be amended or waived prior to closing by an agreement in writing signed between the parties, except that, after the annual meeting, the amount and form of the consideration to be received by Advance Bancorp stockholders in the merger may not be changed without the approval of the stockholders of Advance Bancorp.

Employee Benefit Matters

The merger agreement calls for Charter One to assume and continue most of Advance Bancorp's employee benefit plans and arrangements, though Charter One reserves the right to amend or terminate these plans and arrangements. Advance Bancorp's 401(k) plan, however, will be terminated by Advance Bancorp prior to the merger or will be merged with a Charter One plan as of the time of the merger. The merger agreement requires Charter One to provide to each full-time employee of Advance Bancorp the opportunity to participate in each Charter One employee benefit and welfare plan which is generally available to full-time employees of Charter One on a uniform and non-discriminatory basis. Advance Bancorp employees will be given credit for past service in determining eligibility for participation and vesting of benefits, and, only with respect to vacation plans, accrual of benefits.

Advance Bancorp is permitted under the merger agreement to adopt a general severance plan for its full-time employees who are not covered by any employment, severance, change in control or similar agreement or arrangement. To be eligible for the severance benefit and continuation of health insurance coverage under the general severance plan, a person must be either (i) terminated in connection with the merger at the request of Charter One or (ii) employed at the effective time of the merger and have his or her employment terminated on or within one year after the closing date of the merger. The termination of employment must be either (x) involuntary, other than for just cause, or (y) voluntary, following the relocation of the employee's principal place of employment by more than 35 miles without his or her consent or a reduction in his or her base salary (other than as part of an employee-wide reduction in base salary).

Additional information regarding employee benefits and related matters, particularly concerning directors and executive officers, is contained below under "-- Interests of Insiders in the Merger."

Interests of Certain Parties in the Merger

Some members of Advance Bancorp management and/or the board of directors of Advance Bancorp have interests in the merger that are in addition to their interests as Advance Bancorp stockholders generally. As described below, these individuals have entered into agreements that will, effective upon the completion of the merger, provide for certain benefits.

Change in Control Agreements. Advance Bancorp entered into change in control agreements with each of Messrs. James A. Fitch, Jr., G. Weldon Fogal, Alex J. Kozlowski and Charles V. Cole, dated as of October 17, 2001, as amended on January 14, 2003. The change in control agreements establish compensation to be paid to the executives upon a termination of their employment in connection with or following completion of the merger. The employment of Messrs. Fitch, Fogal, Kozlowski and Cole will be terminated upon completion of the merger.

Under the change in control agreements, as amended, upon the termination of Messrs. Fitch, Fogal, Kozlowski and Cole in connection with or following the merger, the executives will be entitled to receive the following separation payments, payable in semi-monthly installments over 36 months, in the following total amounts: James A. Fitch, Jr. - $583,230; G. Weldon Fogal - $505,730; Alex J. Kozlowski - $335,100; and Charles V. Cole - $300,340. Additionally, these executives will receive a continuation of medical, dental and vision benefits for 36 months at

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their own cost. These amounts are subject to cut-back to the extent the payments would result in either the loss of a deduction to the employer or the imposition of a penalty tax on the executive.

Post-Employment Restrictive Covenant Agreements. In connection with the merger, Messrs. James A. Fitch, Jr., G. Weldon Fogal, Alex J. Kozlowski and Charles V. Cole entered into agreements with Charter One regarding confidentiality and post-employment restrictive covenants. These agreements are effective upon completion of the merger and will impose upon each executive a perpetual covenant not to disclose confidential information of Advance Bancorp, and a noncompetition covenant and covenant not to solicit Advance Bancorp customers or employees to terminate their business or employment relationship with Advance Bancorp for a limited period of time after the merger: James A. Fitch, Jr. - 15 months; G. Weldon Fogal - 12 months; Alex J. Kozlowski - 18 months; and Charles V. Cole - 24 months. Additionally, Charles V. Cole is obligated to provide four months of consulting services to Charter One. In consideration for those restrictive covenants (and Charles V. Cole's consulting services), the executives will receive the following quarterly payments after the merger: James A. Fitch, Jr. - 5 payments of $46,000; G. Weldon Fogal - 4 payments of $36,250; Alex J. Kozlowski - 6 payments of $19,167; and Charles V. Cole - 8 payments of $22,188.

Transitional Bonus. Mr. Cole, Chief Financial Officer of Advance Bancorp, will receive an additional $30,000 from Advance Bancorp in connection with the added responsibilities and duties imposed upon him in connection with the merger transaction. Mr. Cole is entitled to this payment regardless of whether the merger is completed.

Deferred Compensation Agreements.

Advance Bancorp entered into deferred compensation agreements, dated as of January 1, 1988, for certain directors (two of whom since retired). Those agreements provide for monthly installment payments to the director or his beneficiary, the balance of which as of March 1, 2003 are due as follows: (i) Angelo R. Strazzante, Jr. (retired), $138,926.40 payable $1,736.58 per month until October 2009; (ii) Clarence T. Rewers (retired), $2,948.16 payable $1,249.08 per month until April 2003; and (iii) Ronald J. Serpe, $25,878.06 payable $1,437.67 per month until August 2004. For a period of 10 years, the director will forfeit deferred compensation payments if he engages in competition within 50 miles of the main office of Advance Bancorp. Pursuant to the merger agreement, Charter One will assume the above-mentioned obligations upon completion of the merger.

Indemnification and Continuance of Director and Officer Liability Insurance Coverage. Charter One has agreed, for a period of six years, to indemnify, defend and hold harmless the present and former directors and officers of Advance Bancorp to the fullest extent permitted under applicable law and the certificate of incorporation and bylaws of Advance Bancorp as in effect on the date of the merger agreement with respect to claims arising from facts or events occurring prior to the merger. Charter One also is required to advance expenses to the fullest extent permitted by law to any individual entitled to a right of indemnification. Charter One also has agreed, for a period of six years after the merger, to maintain officers' and directors' liability insurance to reimburse persons currently covered by Advance Bancorp's officers' and directors' liability insurance policy with respect to claims arising from facts or events occurring prior to the merger. The terms of the insurance are to be at least as favorable as the current Advance Bancorp policy; however, Charter One is not required to expend in the aggregate during the coverage period more than an amount equal to 250% of the annual premium most recently paid by Advance Bancorp. If Charter One is unable to maintain or obtain the insurance required, Charter One must use its reasonable best efforts to obtain as much comparable insurance as is available for the amount specified, which may be in the form of tail coverage, or may request Advance Bancorp to obtain tail coverage at its expense prior to the merger.

Expenses

All expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expenses, provided that the printing and mailing expenses of this proxy statement-prospectus will be paid by Advance Bancorp. The fees paid to the SEC in connection with the registration statement for the issuance of the stock consideration were paid by Charter One.

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Stock Listing

Charter One common stock is listed on the New York Stock Exchange under the symbol "CF." It is a condition to consummation of the merger that the Charter One common stock to be issued to the stockholders of Advance Bancorp will be approved for listing on the New York Stock Exchange, subject to official notice of issuance. See "-- Conditions to Completion of the Merger."

COMPARISON OF STOCKHOLDER RIGHTS

At present, the rights of the stockholders of Advance Bancorp, a Delaware corporation, are governed by Advance Bancorp's certificate of incorporation and bylaws and Delaware law. Upon completion of the merger, the rights of Advance Bancorp stockholders will be governed by the certificate of incorporation and bylaws of Charter One, a Delaware corporation, and also by Delaware law because Advance Bancorp stockholders will become Charter One stockholders. The following discussion summarizes material differences between the rights of Advance Bancorp and Charter One stockholders and does not contain a complete description of all the differences. This discussion is qualified in its entirety by reference to Delaware law, Charter One's certificate of incorporation and bylaws and Advance Bancorp's certificate of incorporation and bylaws.

Authorized Capital Stock

The authorized capital stock of Advance Bancorp consists of 200,000 shares of common stock, par value $1.00 per share. The authorized capital stock of Charter One consists of 360.0 million shares of common stock, par value $.01 per share, and 20.0 million shares of preferred stock, par value $.01 per share. See "- Description of Charter One Capital Stock" below.

Payment of Dividends

Delaware law governs the ability of each of Charter One and Advance Bancorp to pay dividends on their common stock. As Delaware corporations, Charter One and Advance Bancorp may pay dividends out of their surplus or, if there is no surplus, out of their net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividends, the capital of the corporation would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Stockholders

The Charter One bylaws provide that the secretary of Charter One must receive written notice of any stockholder nomination of a director or proposal for business at an annual meeting of stockholders at least 60 days, but not more than 90 days, before the date of the meeting. If, however, less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice of the nomination or proposal must be received by the secretary no later than the tenth day following the earlier of the date the notice of the annual meeting is mailed or public disclosure of the meeting date is made. Neither Advance Bancorp's certificate of incorporation nor its bylaws provides for any procedures relating to the presentation of business or nominations of directors at annual meetings of stockholders.

Cumulative Voting for Election of Directors

Under Delaware law, a corporation may provide for cumulative voting in the election of directors in its certificate of incorporation. Pursuant to their respective certificates of incorporation, neither Advance Bancorp nor Charter One stockholders may cumulate their votes in the election of directors. The absence of cumulative voting rights means that the holders of a majority of the shares voted at a meeting of stockholders may, if they so choose, elect all the directors to be elected at that meeting, and thus preclude minority stockholder representation on the board of directors.

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Quorum

The Advance Bancorp bylaws provide that the presence in person or by proxy of holders of a majority of the common stock issued and outstanding and entitled to vote at a meeting of stockholders constitutes a quorum. The Charter One bylaws contain essentially the same quorum requirement. The Charter One certificate of incorporation as more fully described below, contains a provision which limits the voting rights of stockholders acquiring more than a specified percentage of the outstanding shares. The Charter One bylaws provide that in determining the presence of voting power needed for a quorum, shares which cannot be voted due to this provision are not counted.

Restrictions on Voting Rights

The Charter One certificate of incorporation restricts the voting rights of any stockholder owning in excess of 20% of the voting power of the outstanding shares to 1/100 for each vote in excess of the 20% limitation. The Advance Bancorp certificate of incorporation does not contain a similar provision.

Number of Directors

The Advance Bancorp bylaws provide that the number of directors comprising the Advance Bancorp board shall not be less than one nor more than twenty-one. Within these limits, the number of directors shall be set from time to time by resolution of the board of directors or by the stockholders at the annual meeting. The Advance Bancorp board is currently comprised of ten directors.

The Charter One bylaws provide that the number of directors shall be determined by a resolution adopted by the affirmative vote of a majority of Charter One's "continuing directors." The term "continuing director" is defined in the Charter One certificate of incorporation as any director who is not a "related person" or an affiliate or associate of a related person and who was a director prior to the first time a person became a related person. A continuing director also means any successor to a director who is designated as a continuing director by a majority of the directors who are continuing directors. The Charter One board is currently comprised of 19 directors.

The term "related person" generally means a 20% stockholder of Charter One, except with respect to the provision of the Charter One certificate of incorporation regarding business combinations with related persons, in which case the percentage is reduced to 10%. See "-- Business Combinations with Certain Persons."

Classification of Board of Directors

The Charter One board of directors is divided into three classes as equal in number as possible, with each class serving a staggered three-year term. All directors of Advance Bancorp are elected on an annual basis.

Removal of Directors

Delaware law provides that any director or the entire board of directors may be removed by the holders of a majority of the shares then entitled to vote at an election of directors, except that a corporation with a classified board of directors may remove a director only for cause, unless its certificate of incorporation provides otherwise. The Charter One certificate of incorporation provides that directors may be removed only for cause by a vote of the holders of a majority of the shares entitled to vote generally in the election of directors. The bylaws of Advance Bancorp provide that any director may be removed from office, with or without cause, at any time by Advance Bancorp stockholders.

Filling Vacancies on the Board of Directors

The bylaws of Advance Bancorp and the certificate of incorporation of Charter One both provide that any vacancy that occurs on the board of directors is to be filled by a majority vote of the board of directors including, in the case of Charter One, a majority of the continuing directors (as defined in the certificate of incorporation); see "-Number of Directors."

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Amendment of Certificate of Incorporation and Bylaws

The Advance Bancorp certificate of incorporation may be amended in the manner prescribed by Delaware law, which requires the approval of the Advance Bancorp board and at least a majority of the outstanding shares of Advance Bancorp common stock. The Advance Bancorp bylaws may be amended by the affirmative vote of a majority of Advance Bancorp's board of directors or by approval of the majority of the shares entitled to vote generally in the election of directors.

The Charter One certificate of incorporation may be amended in the manner prescribed by Delaware law, which requires the approval of the Charter One board and at least a majority of the outstanding shares of Charter One common stock; except to amend the provision of the certificate of incorporation requiring approval by 90% of the stockholders of certain business combinations with "related persons" requires the affirmative vote of 90% of shares eligible to be cast at a meeting. In addition, the amendment of certain other provisions of the Charter One certificate of incorporation requires the affirmative vote of at least 75% of the voting stock. These include provisions relating to: voting limitations on 20% or greater stockholders; the number, classification, election and removal of directors; the prohibition on stockholder action by written consent; the call of special stockholders' meetings; certain business combinations with "related persons"; criteria for evaluating certain offers; indemnification; the prevention of greenmail; limitation of directors' liability; and amendments to the provisions relating to amending the certificate of incorporation and bylaws.

The Charter One bylaws may be amended by the affirmative vote of either a majority of the board of directors, including a majority of the continuing directors, or 75% of the shares entitled to vote at a meeting.

Business Combinations with Certain Persons

Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an "interested stockholder," that person may not engage in certain business combinations with the corporation for a period of three years unless one of the following three exceptions applies:

  the board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder;

  the person became an interested stockholder and 85% owner of the voting stock of the corporation in the transaction in which it became an interested stockholder, excluding voting stock owned by directors who are also officers and certain employee stock plans; or

  the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting.

A Delaware corporation may elect not to be governed by Section 203. Neither Charter One nor Advance Bancorp has made such an election.

Charter One's certificate of incorporation prohibits certain business combinations between it and related persons. A specified business combination between Charter One and a related person that is to be consummated within five years after the related person has attained such status must be approved by at least 90% of the voting stock, unless the business combination or the related person's acquisition of 10% or more of the voting stock was approved by a majority of the continuing directors prior to the related person becoming a related person. After the five year period lapses, a business combination with a related person must be approved by at least 75% of the voting stock not beneficially owned by the related person, unless the transaction is approved by a majority of the continuing directors or satisfies certain fair price criteria. For definitions of the terms "continuing director" and "related person" see "-- Number of Directors" above.

The Advance Bancorp certificate of incorporation does not contain a similar provision.

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Prevention of Greenmail

The Charter One certificate of incorporation generally prohibits Charter One from acquiring any of its own equity securities from a beneficial owner of 5% or more of Charter One's voting stock unless: (i) the acquisition is approved by the holders of at least 75% of Charter One's voting stock not owned by the seller; (ii) the acquisition is made as part of a tender or exchange offer by Charter One or a subsidiary of Charter One to purchase securities of the same class on the same terms to all holders of such securities; (iii) the acquisition is pursuant to an open market purchase program approved by a majority of the board of directors, including a majority of the continuing directors; or (iv) the acquisition is at or below the market price of the Charter One common stock and is approved by a majority of the board of directors, including a majority of the continuing directors.

The Advance Bancorp certificate of incorporation does not contain a similar provision.

Limitations on Directors' Liability

The Charter One certificate of incorporation and the Advance Bancorp certificate of incorporation provide that no director shall be personally liable to the corporation or any of its stockholders for monetary damages for any breach of fiduciary duty except as follows:

(i)	A director would be liable under Section 174 of the Delaware General Corporation Law, which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions; and
(ii)	A director would also be liable for:
  breaching his or her duty of loyalty to the corporation or its stockholders;

  for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

  deriving an improper personal benefit from a transaction with the corporation.

Indemnification

Under Delaware law, a corporation may indemnify its directors, officers, employees and certain other individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings arising because of the person's relationship to the corporation. Generally, the indemnification will cover expenses regardless of whether the action stems from a civil, criminal, administrative or investigative proceeding if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard applies in an action or suit by or in the right of the corporation (i.e., a stockholder derivative claim) except that indemnification only extends to expenses, including attorneys' fees, incurred in the defense or settlement of such a proceeding. In cases involving the right of the corporation, Delaware law requires court approval before there can be any indemnification when the person seeking the indemnification has been found liable to the corporation. To the extent that a person otherwise eligible to be indemnified is successful on the merits or otherwise in defense in any action, suit or proceeding described above, indemnification for expenses, including attorneys' fees, actually and reasonably incurred is mandatory under Delaware law.

The Charter One certificate of incorporation and the Advance Bancorp certificate of incorporation generally provide for the same indemnification as Delaware law, including the advancement of expenses to the extent permitted by law.

The Charter One certificate of incorporation also provides for the continuation of indemnification after the termination of the indemnified person's association with Charter One. The Advance Bancorp certificate of incorporation does not contain a similar provision.

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Mergers, Acquisitions and Certain Other Transactions

Delaware law, unless a corporation's certificate of incorporation requires otherwise, generally requires approval of mergers, consolidations and dispositions of all or substantially all of a corporation's assets by a majority of the voting power of the corporation. Neither the Charter One certificate of incorporation nor the Advance Bancorp certificate of incorporation specifies a different percentage, except as discussed above with regard to acquisitions of control and business combinations with certain persons. See "-- Business Combinations with Certain Persons."

Criteria for Evaluating Certain Offers

The Charter One certificate of incorporation grants to the board of directors of each company the flexibility to consider various factors when evaluating tender offers, mergers and dispositions of substantially all of the assets of the corporation. These factors include the economic effects of a transaction on customers, employees and local communities. The Advance Bancorp certificate of incorporation does not contain a similar provision.

Action Without a Meeting

Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, stockholders may act by written consent if the consent is signed by the holders of the number of shares that would have been required to effect the action at an actual meeting of the stockholders. The bylaws of Advance Bancorp contains a similar provision. However, the Charter One certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and not by written consent.

Special Meetings of Stockholders

Delaware law provides that the board of directors or those persons authorized by the corporation's certificate of incorporation or bylaws may call a special meeting of the corporation's stockholders. The Advance Bancorp bylaws permit a special meeting to be called only by the president, or by the president or secretary at the request in writing of a majority of the board of directors or at the request of shareholders owning a majority of the capital stock outstanding. The Charter One certificate of incorporation permits a special meeting to be called only by a majority of the board of directors, including a majority of the continuing directors.

Preemptive Rights

Under Delaware law, statutory preemptive rights will not exist unless a corporation's certificate of incorporation specifically provides for these rights. Neither the Advance Bancorp nor Charter One certificates of incorporation provide for preemptive rights.

Appraisal Rights of Dissenting Stockholders

Under Delaware law, the rights of dissenting stockholders to obtain the fair value for their shares (so-called "appraisal rights") may be available in connection with a statutory merger or consolidation in certain specific situations. Appraisal rights are available to Advance Bancorp stockholders in connection with the merger since Advance Bancorp's common stock is not listed on a national securities exchange or designated as a national market system security. For a description of these appraisal rights and how to perfect them see "- The Merger -- Appraisal Rights."

Neither the Advance Bancorp certificate of incorporation nor the Charter One certificate of incorporation provides for appraisal rights beyond those specifically provided under Delaware law.

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Rights Plan

Charter One has a stockholder rights plan which could discourage unwanted or hostile takeover attempts which are not negotiated with its board of directors. The plan discourages such attempts by causing substantial dilution to any person who acquires an amount in excess of a specified percentage of Charter One's common stock and by making an acquisition of Charter One without the consent of its board of directors prohibitively expensive.

Each share of Charter One common stock has attached to it a stock purchase right having the terms set forth in the Charter One rights agreement. Each right will entitle its holder to purchase one one-hundredth of a share of Series A Participating Preferred Stock at a price of $100.00 (subject to adjustment) (referred to below as the "exercise price") and will generally become exercisable if any person or group (i) acquires 20% or more of Charter One's common stock or (ii) commences a tender or exchange offer to acquire 20% or more of Charter One's common stock. The dividend, voting, liquidation and other rights of the Series A Preferred Stock are such that the market value of one one-hundredth of a share of Series A Preferred Stock should approximately equal the market value of one share of common stock.

Upon announcement that any person or group has acquired 20% or more of Charter One's common stock, rights owned by the acquiring person will become void and each other right will "flip-in," entitling its holder to purchase for the exercise price either Series A Preferred Stock or, at the option of Charter One, common stock, having a market value of twice the exercise price. In addition, after any person has acquired more than 20% of Charter One common stock, Charter One may not consolidate or merge with any person or sell 50% or more of its assets or earning power to any person if at the time of such merger or sale the acquiring person controls Charter One's board of directors and, in the case of a merger, will receive different treatment than the other stockholders, unless provision is made such that each right would thereafter entitle its holder to buy, for the exercise price, the number of shares of common stock of such other person having a market value of twice the exercise price.

The rights may be redeemed by Charter One for $.01 per right at any time prior to an acquisition of 20% or more of the common stock of Charter One. The rights will expire on October 20, 2009 or before that date under certain circumstances, including in connection with the acquisition of Charter One in a merger before any person has acquired more than 20% of Charter One's common stock.

Advance Bancorp does not have a stockholder rights plan.

DESCRIPTION OF CHARTER ONE CAPITAL STOCK

The following information regarding the material terms of Charter One's capital stock is subject to and qualified in its entirety by reference to the Charter One certificate of incorporation.

General

The authorized capital stock of Charter One consists of:

  360,000,000 shares of Charter One common stock, par value $.01 per share; and

  20,000,000 shares of Charter One preferred stock, par value $.01 per share.

At December 31, 2002, there were:

  227,571,468 shares of Charter One common stock issued, 2,781,151 shares of Charter One common stock held in treasury at cost and 224,790,317 shares of Charter One common stock outstanding;

  outstanding employee stock options to purchase an aggregate of approximately 28.6 million shares of Charter One common stock; and

  no shares of Charter One preferred stock issued and outstanding.

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Charter One common stock is traded on the New York Stock Exchange under the symbol "CF." See "Summary - Market Price and Dividend Information." The stock transfer agent and registrar for Charter One common stock is Equiserve.

Common Stock

Each share of Charter One common stock has the same relative rights and is identical in all respects with each other share of Charter One common stock. Charter One common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Subject to any prior rights of the holders of any Charter One preferred stock then outstanding, holders of Charter One common stock are entitled to receive such dividends as are declared by the Charter One board out of funds legally available for dividends. Except with respect to greater than 20% stockholders, full voting rights are vested in the holders of Charter One common stock and each share is entitled to one vote. See "- Comparison of Stockholders Rights -- Restrictions on Voting Rights." Subject to any prior rights of the holders of any Charter One preferred stock then outstanding, in the event of liquidation, dissolution or winding up of Charter One, holders of shares of Charter One common stock are entitled to receive, pro rata, any assets distributable to stockholders in respect of shares held by them. Holders of shares of Charter One common stock do not have any preemptive rights to subscribe for any additional securities which may be issued by Charter One, nor do they have cumulative voting rights. The outstanding shares of Charter One common stock are fully paid and non-assessable.

Certain provisions of the Charter One certificate of incorporation may have the effect of delaying, deferring or preventing a change in control of Charter One pursuant to an extraordinary corporate transaction involving Charter One, including a merger, reorganization, tender offer, transfer of substantially all of its assets or a liquidation. Attached to each share of Charter One common stock is a "right" entitling the holder to purchase Series A Preferred Stock of Charter One upon the occurrence of certain events as more fully described in the Charter One rights agreement. See "- Comparison of Stockholder Rights -- Rights Plan."

The above discussion of the Charter One common stock is qualified in its entirety by reference to the description of the Charter One common stock contained in Charter One's Registration Statement on Form 8-A (as amended), which is incorporated by reference in this proxy statement-prospectus. See "Where You Can Find More Information."

Preferred Stock

The Charter One certificate of incorporation authorizes the issuance by Charter One of up to 20,000,000 shares of preferred stock, none of which was issued and outstanding as of the date of this proxy statement-prospectus.

The Charter One preferred stock may be issued in one or more series at such time or times and for such consideration as the Charter One board may determine. The Charter One board is expressly authorized at any time, and from time to time, to issue Charter One preferred stock with such voting and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be stated and expressed in the Charter One board resolution providing for the issuance. The Charter One board is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights. The ability of the Charter One board to issue Charter One preferred stock without stockholder approval could make an acquisition by an unwanted suitor of a controlling interest in Charter One more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of Charter One.

Shares of Charter One preferred stock redeemed or acquired by Charter One may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by the Charter One board.

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PROPOSAL 2 - ELECTION OF DIRECTORS

The Advance Bancorp board of directors currently consists of ten members. The current term of office of all Advance Bancorp's directors expires upon the qualification of directors elected at the Advance Bancorp 2003 annual meeting. The board of directors, acting on the recommendation of the executive committee, met on March 11, 2003 to select the nominees for election as directors at the annual meeting. The following individuals, all of whom are currently serving as directors of Advance Bancorp, have been nominated to be re-elected for a new term of one year and until their successors are duly elected and qualified: Robert C. Anderson; Charles R. Fitch; James A. Fitch, Jr.; Morgan L. Fitch, Jr.; G. Weldon Fogal; Alice F. Gallagher; Roger L. Hupe; John Lassiter; Ronald J. Serpe and Richard F. Sundstrom.

If you elect the directors set forth above, each will hold office until the merger is consummated or, if the merger is not consummated, until the annual meeting in 2004, and until his/her successor has been duly elected and qualified. Each proposed director named herein has consented to being named in this proxy statement and to serve if elected. We know of no reason why any of the nominees may be unable to serve as a director. However, if any nominee is unable to serve, your proxy may vote for another nominee proposed by the board of directors. If for any reason either nominee is unable or unwilling to stand for election, the board of directors will nominate an alternate or reduce the size of the board of directors to eliminate the vacancy. The board of directors must notify the Secretary of Advance Bancorp in writing of the alternate proposed nominee no fewer than five (5) days prior to the date of the annual meeting.

The Board of Directors unanimously recommends a vote "For" each of the nominees for election as directors.

PROPOSAL 3 - RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS

Advance Bancorp's independent auditors for the year ended December 31, 2002 were McGladrey & Pullen, LLP. Advance Bancorp's board of directors has reappointed McGladrey & Pullen, LLP to continue as independent auditors for Advance Bancorp for the year ending December 31, 2003, subject to ratification of the appointment by the stockholders at the annual meeting.

Representatives of McGladrey & Pullen, LLP are expected to attend the annual meeting. They will be given the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders present at the annual meeting.

Your board of directors unanimously recommends a vote "FOR" the ratification of the appointment of McGladrey & Pullen, LLP as the independent auditors of Advance Bancorp for the year ending December 31, 2003.

LEGAL MATTERS

The validity of the Charter One common stock to be issued in connection with the merger will be passed upon by Silver, Freedman & Taff, L.L.P., Washington, D.C. It is a condition to the completion of the merger that Advance Bancorp receives an opinion from Vedder Price with respect to the tax consequences of the merger.

EXPERTS

The consolidated financial statements incorporated in this proxy statement-prospectus by reference from Charter One's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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STOCKHOLDER PROPOSALS

Charter One

After the merger is completed, the next annual meeting of Charter One's stockholders will be held in 2004. In order to be eligible for inclusion in Charter One's proxy materials for that annual meeting, any stockholder proposal must be received at Charter One's executive office at 1215 Superior Avenue, Cleveland, Ohio 44114 by November 14, 2003. To be considered for presentation at the 2004 annual meeting, although not included in Charter One's proxy statement for that meeting, a stockholder proposal must be received at Charter One's executive office not less than 60 days nor more than 90 days prior to the meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date. If, however, less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made, the stockholder proposal must be received by the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of such meeting was made, whichever occurs first.

All stockholder proposals submitted for inclusion in Charter One's proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934 and, as with any stockholder proposal (regardless of whether it is included in Charter One's proxy materials), Charter One's certificate of incorporation and bylaws and Delaware law.

Advance Bancorp

If the merger agreement is adopted and the merger occurs, Advance Bancorp will not have an annual meeting of its stockholders in 2004. If the merger does not take place, Advance Bancorp anticipates that its 2004 annual meeting of stockholders will be held in April 2004. Any proposal intended to be submitted by an Advance Bancorp stockholder for inclusion at the 2004 annual meeting will be subject to the requirements of Advance Bancorp's certificate of incorporation and bylaws, and Delaware law.

WHERE YOU CAN FIND MORE INFORMATION

Charter One files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings at the public reference room of the SEC located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Charter One's SEC filings are also available to the public from commercial document retrieval services and at the Internet site maintained by the SEC at http://www.sec.gov.

Charter One maintains an Internet site that contains information about Charter One. The Internet address is http://www.charterone.com. The information on our Internet site is not considered part of or incorporated into this proxy statement-prospectus.

Charter One filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 to register the shares of Charter One common stock to be issued to Advance Bancorp stockholders in the merger. This proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of Charter One in addition to being a proxy statement of Advance Bancorp for its annual meeting. As permitted by SEC rules, this proxy statement-prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

The SEC allows us to "incorporate by reference" information into this proxy statement-prospectus, which means that we can disclose important business and financial information to you by referring you to another document filed separately by Charter One with the SEC. The information incorporated by reference is considered to be part of this proxy statement-prospectus, and later information that we file with the SEC will update and supersede that information. This proxy statement-prospectus incorporates by reference the documents set forth below that Charter One has previously filed with the SEC and any documents filed by Charter One after the date of this proxy-statement prospectus and before the date of the Advance Bancorp annual meeting.

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Charter One Filings (SEC file number 001-15495)

  Annual Report on Form 10-K for the year ended December 31, 2002.

  Current Report on Form 8-K filed on January 17, 2003.

  Current Report on Form 8-K filed on March 18, 2003.

  Charter One's proxy statement for its annual meeting of stockholders to be held on April 22, 2003.

  The description of Charter One's common stock contained in Charter One's Registration Statement on Form 8-A with respect to the common stock filed November 30, 1999 (including the description incorporated by reference therein).

  The description of the preferred stock purchase rights of Charter One contained in Charter One's Registration Statement on Form 8-A with respect to the rights filed November 30, 1999 (including the description incorporated by reference therein).

This incorporation by reference by us will not be deemed to specifically incorporate by reference the information relating to the audit committee report (as permitted under Item 306 of Regulation S-K) or board compensation committee reports on executive compensation and performance graphs (as permitted under Item 402(a)(8) of Regulation S-K).

Charter One supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to Charter One and Advance Bancorp supplied all such information relating to Advance Bancorp.

You can obtain any of the documents incorporated by reference from the SEC. See page 2 of this proxy statement-prospectus for information on how to make a request for information.

You should rely only on the information contained or incorporated by reference in this proxy statement-prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement-prospectus. You should not assume that the information contained in this proxy statement-prospectus is accurate as of any date other than the date of this proxy statement-prospectus, and neither the mailing of this proxy statement-prospectus to stockholders nor the issuance of Charter One common stock in the merger shall create any implication to the contrary.

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APPENDIX A

AGREEMENT AND PLAN OF MERGER

dated as of January 15, 2003

by and among

ADVANCE BANCORP, INC.

and

CHARTER ONE FINANCIAL, INC.

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5.21	Fairness Opinion	18
5.22	No Undisclosed Liabilities	18
5.23	Indemnification	19
5.24	Loan Portfolio	19
5.25	Investment Portfolio	19
5.26	Corporate Records	19
5.27	Interim Events	19
5.28	Defaults	19
5.29	Intellectual Property	19
5.30	Compliance with Servicing Obligations	20
5.31	Risk Management Instruments	20
5.32	Takeover Laws	20

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF COFI

6.01	Capital Structure	20
6.02	Organization, Standing and Authority of COFI	20
6.03	COFI Subsidiaries	20
6.04	Authorized and Effective Agreement	21
6.05	Securities Documents and Regulatory Reports	21
6.06	Material Adverse Effect	22
6.07	Environmental Matters	22
6.08	Legal Proceedings	22
6.09	Compliance with Laws	22
6.10	Employee Benefit Plans	22
6.11	Brokers and Finders	23
6.12	Insurance	23
6.13	Labor	23
6.14	Allowance for Loan Losses	23
6.15	No Undisclosed Liabilities	23
6.16	Indemnification	23
6.17	Defaults	23
6.18	Risk Management Instruments	23
6.19	Takeover Laws	23
6.20	Tax Matters	24

ARTICLE VII
COVENANTS

7.01	Reasonable Best Efforts	24
7.02	Advance Stockholder Approval	24
7.03	Registration Statement; and Proxy Statement	24
7.05	Access; Information	25
7.06	Alternative Proposal	26
7.07	Affiliate Agreements	26
7.08	Takeover Laws	27
7.09	Conforming Entries	27
7.10	Systems Integration	27
7.11	Listing	27
7.12	Regulatory Applications	27
7.13	Current Information	28
7.14	Officers and Directors Insurance; Indemnification	28
7.15	Benefit Plans	29
7.16	Change in Control Agreements and Deferred Compensation Agreements	30
7.17	Advance Bank General Severance Plan	30
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7.18	Covenant Not to Compete Agreements	30
7.19	Litigation Matters	30
7.20	Failure to Fulfill Conditions	30
7.21	Tax Opinion	30

ARTICLE VIII
CONDITIONS PRECEDENT

8.01	Conditions Precedent - Parties	31
8.02	Conditions Precedent - Advance	31
8.03	Conditions Precedent - COFI	32

ARTICLE IX
TERMINATION, WAIVER AND AMENDMENT

9.01	Termination	33
9.02	Effect of Termination	33
9.03	Survival or Non-Survival of Representations, Warranties and Covenants	34
9.04	Waiver	34
9.05	Amendment or Supplement	34
9.06	Break-Up Fee	34
9.07	Relief for Willful Breach; Specific Performance	34

ARTICLE X
MISCELLANEOUS

10.01	Expenses	35
10.02	Entire Agreement	35
10.03	No Assignment	35
10.04	Notices	35
10.05	Interpretation	36
10.06	Counterparts	36
10.07	Governing Law	36
10.08	Waiver of Jury Trial	36
10.09	Severability	36

EXHIBITS1

Exhibit A	List of Certain Stockholders
Exhibit B	Form of Support Agreement
Exhibit C	Form of Bank Plan of Merger
Exhibit D	Form of Advance Affiliate Agreement
Exhibit E	Form of General Severance Plan
Exhibit F	Form of Noncompetition Agreement
Exhibit G	Form of Noncompetition and Consulting Agreement
______________________
1  The exhibits to the Merger Agreement have been intentionally excluded.

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       AGREEMENT AND PLAN OF MERGER, dated as of January 15, 2003 (this "Agreement"), by and between Advance Bancorp, Inc. ("Advance") and Charter One Financial, Inc. ("COFI").

RECITALS

       A.       Advance. Advance is a Delaware corporation, having its principal place of business in Lansing, Illinois.

       B.       COFI. COFI is a Delaware corporation, having its principal place of business in Cleveland, Ohio.

       C.       Support Agreements. As a material inducement to the willingness of COFI to enter into this Agreement, each of the stockholders of Advance set forth on Exhibit A have agreed to enter into support agreements with COFI (each a "Support Agreement") on the date hereof, in the form of Exhibit B.

       D.       Intentions of the Parties. It is the intention of the Parties that each of the Company Merger and the Bank Merger (as hereinafter defined) be treated as a "reorganization" under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

       E.       Board Action. The respective Boards of Directors of each of Advance and COFI have determined that it is advisable and in the best interests of their respective companies and their stockholders to consummate the merger of Advance with and into COFI (the "Company Merger") and the merger of Advance Bank, an Illinois chartered non-member bank, with and into Charter One Bank, National Association, a national banking association (the "Bank Merger").

       NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the Parties agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

       1.01       Certain Definitions.       The following terms are used in this Agreement with the meanings set forth below:

       "Advance" has the meaning set forth in the preamble to this Agreement.

       "Advance Accountant" means McGladrey & Pullen, LLP, independent certified public accountants with respect to Advance and its Subsidiaries.

       "Advance Advisor" means Keefe, Bruyette & Woods, Inc.

       "Advance Affiliate" has the meaning set forth in Section 7.07(a).

       "Advance Bank" means Advance Bank, a wholly-owned subsidiary of Advance.

       "Advance Board" means the Board of Directors of Advance.

       "Advance By-Laws" means the Bylaws of Advance.

       "Advance Certificate" means the Certificate of Incorporation of Advance.

       "Advance Common Stock" means the common stock, par value $1.00 per share, of Advance.

       "Advance Employee Plans" means all stock option, restricted stock, employee stock purchase, ownership and stock bonus plans, pension, profit-sharing and retirement plans, deferred compensation, consultant, bonus and

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group insurance contracts, arrangements and agreements, or any trust agreement (or similar arrangement) related thereto, and all other incentive, health, welfare and benefit plans and arrangements maintained for the benefit of any present or former directors, employees or consultants of Advance or any of its Subsidiaries, whether written or oral.

       "Advance Financial Statements" means (a) the audited consolidated balance sheets (including related notes and schedules, if any) of Advance as of December 31, 2001 and 2000 and the audited consolidated statements of income, changes in stockholders' equity and cash flows (including related notes and schedules, if any) of Advance for each of the three years ended December 31, 2001, 2000 and 1999, and (b) the unaudited consolidated balance sheet of Advance (including related notes and schedules, if any) as of September 30, 2002 and the unaudited consolidated statements of income and changes in stockholders' equity (including related notes and schedules, if any) of Advance for the nine month period ending on such date.

       "Advance Meeting" has the meaning set forth in Section 7.02.

       "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.05.

       "Alternate Proposal" means any proposal to engage in, or a public announcement to engage in, or a filing with any Regulatory Authority with respect to, any merger or consolidation with, purchase or lease of substantially all assets of, purchase of securities representing more than 20% of the voting power of, or any similar transaction involving, Advance or Advance Bank, but specifically excluding the transactions contemplated by this Agreement.

       "Bank Merger" has the meaning set forth in the Recitals to this Agreement.

       "Change in Control Agreements" means the Change in Control Agreements between Advance, on the one hand, and each of James A. Fitch, Jr., G. Weldon Fogal, Alex J. Kozlowski and Charles V. Cole, on the other hand, dated October 17, 2001, as amended by a written amendment thereto dated January 14, 2003.

       "Charter One Bank" means Charter One Bank, N.A., a wholly-owned subsidiary of COFI.

       "Chosen Court" has the meaning set forth in Section 10.07(b).

       "Code" has the meaning set forth in the Recitals to this Agreement.

       "COFI" has the meaning set forth in the preamble to this Agreement.

       "COFI Board" means the Board of Directors of COFI.

       "COFI Certificate" means the Certificate of Incorporation of COFI.

       "COFI Common Stock" means the common stock, par value $0.01 per share, of COFI.

       "COFI Rights Agreement" means that certain Rights Agreement between COFI and The First National Bank of Boston, as Rights Agent, dated November 24, 1989, as amended on May 26, 1995.

       "Commissioner" means the Illinois Commissioner of Banks and Real Estate.

       "Company Merger" has the meaning set forth in the Recitals to this Agreement.

       "Continuing Employees" has the meaning set forth in Section 7.15(c).

       "CRA" means the Community Reinvestment Act.

       "Damages" means any and all losses, costs, expenses, claims, damages, obligations and liabilities, including interest, penalties, reasonable attorneys fees and disbursements.

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       "Deferred Compensation Agreements" means the Deferred Income Agreements entered into by South Chicago Savings Bank, on the one hand, and each of Ronald J. Serpe, Robert C. Anderson, Clarence T. Rewers, and Angelo R. Strazzante, Jr. on the other hand, dated January 1, 1988, and in the case of the Deferred Compensation Agreement between South Chicago Savings Bank and Angelo R. Strazzante, Jr. as amended pursuant to a written Amendment to Compensation Agreement.

       "Defined Benefit Plan" means any qualified pension plan constituting a defined benefit plan within the meaning of Section 3(35) of ERISA.

       "Delaware Secretary" means the Secretary of State of the State of Delaware.

       "Determination Period" has the meaning set forth in Section 3.01(a).

       "DGCL" means the Delaware General Corporation Law.

       "Dissenting Shares" has the meaning set forth in Section 3.01(d).

       "Dissenting Stockholder" has the meaning set forth in Section 3.01(d).

       "DOJ" means the United States Department of Justice.

       "DOL" means the United States Department of Labor.

       "Effective Date" has the meaning set forth in Section 2.03.

       "Effective Time" has the meaning set forth in Section 2.03.

       "Environmental Claim" means any written notice from any Governmental Authority or third party alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources, damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

       "Environmental Laws" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §1101, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (ii) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern.

       "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

       "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

       "Exchange Agent" means EquiServe Trust Company, N.A., a national banking association, or such other Person designated by COFI and reasonably acceptable to Advance.

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       "Exchange Fund" has the meaning set forth in Section 3.04(a).

       "Exchange Ratio" has the meaning set forth in Section 3.01(a).

       "FDIC" means the Federal Deposit Insurance Corporation.

       "FHLB" means the Federal Home Loan Bank of Chicago.

       "FRB" means the Board of Governors of the Federal Reserve System.

       "GAAP" means generally accepted accounting principles consistently applied with the prior practices of a Person.

       "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

       "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

       "Insider Loans" means loans from Advance or any of its Subsidiaries to any officer, director or managerial employee of Advance or any of its Subsidiaries or any associate or related interest of any such Person.

       "Insurance Amount" has the meaning set forth in Section 7.14(a) of this Agreement.

       "Intellectual Property" has the meaning set forth in Section 5.29.

       "IRS" means the Internal Revenue Service.

       "Lien" means any charge, mortgage, pledge, security interest, restriction, claim, lien, encumbrance, or rights of others.

       "Material Adverse Effect" means, with respect to a Party, any effect that (i) is material and adverse to the financial position, results of operations, business, or operations of a Party and its Subsidiaries taken as a whole or (ii) would materially impair the ability of a Party to perform its obligations under this Agreement or otherwise materially impede the consummation of any of the Transactions; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates (but this exception shall not apply to any events or circumstances relating solely to credit quality), (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices or restructuring charges, in each case taken by Advance or any of its Subsidiaries at the request of COFI pursuant to Section 7.09 of this Agreement or taken by COFI or its Subsidiaries in accordance with GAAP, (d) changes resulting from transaction expenses, including legal, accounting and investment bankers' fees incurred in connection with this Agreement, (e) actions or omissions of a Party taken with the prior written consent of the other Party or as permitted by this Agreement, (f) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees of Advance and its Subsidiaries under employment contracts, employee benefit plans, severance agreements or other arrangements in existence as of the date hereof as Previously Disclosed, (g) any adjustments pursuant to FAS 115, and (h) in the case of Advance Bank, any employee terminations or disruption of business relationships directly caused by this Agreement and the Transactions.

       "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under Environmental Laws.

       "New Certificates" has the meaning set forth in Section 3.04(a).

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       "Noncompetition Agreement" has the meaning set forth in Section 7.18.

       "Noncompetition and Consulting Agreement" has the meaning set forth in Section 7.18.

       "NYSE" means the New York Stock Exchange, Inc.

       "OCC" means the Office of the Comptroller of the Currency of the U.S. Department of the Treasury or any successor thereto.

       "Old Certificates" has the meaning set forth in Section 3.04(a).

       "Parties" means Advance and COFI.

       "Party" means Advance or COFI.

       "Person" means any individual, bank, corporation, partnership, joint venture, limited liability company, association, joint-stock company, business trust or unincorporated organization.

       "Previously Disclosed" means disclosed in a written disclosure schedule delivered on or prior to the date hereof by the disclosing Party to the other Party specifically referring to the appropriate section of this Agreement and describing in reasonable detail the matters contained therein.

       "Proxy Statement" has the meaning set forth in Section 7.03(a).

       "Registration Statement" has the meaning set forth in Section 7.03(a).

       "Regulatory Authority" means any Governmental Authority charged with the supervision or regulation of financial institutions (or their holding companies) including the FRB, the OCC, the Commissioner, the FDIC and the DOJ.

       "REO" means real estate acquired by an entity in foreclosure or by deed in lieu of foreclosure.

       "Representatives" means, with respect to any Person, such Person's directors, officers, employees, accountants, legal or financial advisors or any representatives of such legal or financial advisors.

       "Rights" means all warrants, options, rights, convertible securities and other arrangements or commitments which obligate any Person to issue or dispose of any of its capital stock or other ownership interests.

       "SEC" means the Securities and Exchange Commission.

       "Securities Act" means the Securities Act of 1933, as amended.

       "Securities Documents" means all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

       "Securities Laws" means the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, the rules and regulations of the SEC.

       "Subsidiary" means any entity which is required to be consolidated with a Party for financial reporting purposes.

       "Support Agreement" has the meaning set forth in the Recitals to this Agreement.

       "Surviving Corporation" has the meaning set forth in Section 2.01(a).

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       "Takeover Laws" has the meaning set forth in Section 5.32.

       "Tax" and "Taxes" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, medicare, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts, in each case imposed by any taxing or Governmental Authority whether arising before, on or after the Effective Date.

       "Tax Opinion" has the meaning set forth in Section 7.21.

       "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any Governmental Authority with respect to any Tax.

       "Transactions" means the Company Merger and the Bank Merger.

       "Treasury Stock" means shares of Advance Common Stock held by Advance or any of its Subsidiaries or by COFI or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

ARTICLE II
THE TRANSACTIONS

       2.01       The Company Merger.

              (a)        Constituent Corporations and Surviving Corporation. The constituent corporations to the Company Merger are Advance and COFI. COFI shall be the surviving corporation (the "Surviving Corporation") in the Company Merger and the corporate existence of Advance shall cease at the Effective Time.

              (b)       Corporate Law Filings. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Company Merger shall become effective upon the filing of a certificate of merger relating to the Company Merger with the Delaware Secretary in accordance with Section 251 of the DGCL or such later time as may be set forth in such certificate of merger.

              (c)       Effects of Company Merger. The Company Merger shall have the effects prescribed in the DGCL, including COFI, as the Surviving Corporation, thereupon and thereafter possessing all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the corporations so merged and COFI, as the Surviving Corporation, becoming responsible and liable for all the liabilities, obligations and penalties of each of the corporations so merged. All rights of creditors and obligors and all Liens on the property of each of COFI and Advance shall be preserved unimpaired.

              (d)       Certificate of Incorporation and By-Laws of Surviving Corporation. The Certificate of Incorporation and By-Laws of COFI, as the Surviving Corporation immediately after the Company Merger, shall be those of COFI as in effect immediately prior to the Effective Time.

              (e)       Directors and Officers of the Surviving Corporation. The directors and officers of COFI, as the Surviving Corporation immediately after the Company Merger, shall be the directors and officers of COFI immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

              (f)       Plan of Merger. At the reasonable request of either Party, COFI and Advance shall enter into a separate plan of merger reflecting the terms of the Company Merger for purposes of any Delaware law filing requirement.

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       2.02       Bank Merger. As soon as practicable (or as otherwise determined by COFI) at or after the Effective Time, but subsequent to the Company Merger, the Bank Merger shall be implemented pursuant to the Bank Plan of Merger, in substantially the form of Exhibit C. In order to obtain the necessary regulatory approvals for the Bank Merger, the Parties shall cause the following to be accomplished prior to the filing of applications for regulatory approval: (a) Advance shall cause the Board of Directors of Advance Bank to approve the Bank Plan of Merger, Advance as the sole shareholder of Advance Bank shall approve the Bank Plan of Merger, and Advance shall cause the Bank Plan of Merger to be duly executed by Advance Bank and delivered to COFI; and (b) COFI shall cause the Board of Directors of Charter One Bank to approve the Bank Plan of Merger, COFI as the sole shareholder of Charter One Bank shall approve the Bank Plan of Merger, and COFI shall cause the Bank Plan of Merger to be duly executed by Charter One Bank and delivered to Advance.

       2.03       Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Parties shall cause the effective date of the Company Merger (the "Effective Date") to occur on (i) the fifth business day to occur after the last of the conditions set forth in Article VIII to be satisfied prior to the Effective Date shall have been satisfied or waived in accordance with the terms of this Agreement (or, at the election of COFI by written notice to Advance not later than two business days after the last such condition in Article VIII is satisfied, on the last business day of the month in which such fifth business day occurs) or (ii) such other date to which the Parties may agree in writing. The time on the Effective Date when the Company Merger becomes effective is referred to as the "Effective Time."

ARTICLE III
CONSIDERATION; EXCHANGE PROCEDURES

       3.01       Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Company Merger and without any action on the part of any Person:

              (a)       Outstanding Advance Common Stock. Each share, excluding Treasury Stock and Dissenting Shares (as hereinafter defined), of Advance Common Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into, subject to Sections 3.03 and 3.05 hereof, a number share(s) of COFI Common Stock (the "Exchange Ratio"), including the corresponding number of Rights associated with the COFI Common Stock pursuant to the COFI Rights Agreement, determined by (i) dividing the average closing sale price of COFI Common Stock, on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the 10 trading days next preceding the Effective Date (the "Determination Period"), into $72 million and (ii) dividing the number of shares of COFI Common Stock resulting under subpart (i) by the number of shares of Advance Common Stock issued and outstanding immediately prior to the Effective Time. The Exchange Ratio shall be subject to adjustment as set forth in Section 3.05. No fractional share interests shall be issued in the Company Merger and cash in lieu thereof shall be paid as provided in Section 3.03.

              (b)       Treasury Stock. Each share of Advance Common Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

              (c)       COFI Common Stock. Each share of COFI Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall remain issued and outstanding or held in treasury and continue to be an identical issued and outstanding or treasury share of COFI Common Stock after the Effective Time.

              (d)       Dissenting Shares. Each outstanding share of Advance Common Stock the holder of which has perfected his right to dissent under Section 262 of the DGCL and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares") shall not be converted into or represent a right to receive the consideration set forth in Section 3.01(a) hereof, and the holder thereof shall be entitled only to such rights as are granted by applicable law. Advance shall give COFI prompt notice upon receipt by Advance of any such demands for payment of the fair value of such shares of Advance Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law (any stockholder duly making such demand being hereinafter called a "Dissenting Stockholder"). Advance shall not, except with the prior written consent of COFI, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or

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waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Stockholder as may be necessary to perfect appraisal rights under applicable law. Any payments made with respect to Dissenting Shares shall be made by the Surviving Corporation. If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment, such holder's shares of Advance Common Stock shall be converted into a right to receive the consideration set forth in Section 3.01(a) hereof in accordance with the applicable provisions of this Agreement.

       3.02       Rights as Advance Stockholders; Stock Transfers. At the Effective Time, holders of Advance Common Stock shall cease to be, and shall have no rights as, stockholders of Advance, other than to receive any dividend or other distribution with respect to such Advance Common Stock permitted under this Agreement with a record date occurring prior to the Effective Date and the consideration set forth in Section 3.01(a) hereof, or in the case of a Dissenting Stockholders the right to receive the fair value of his Dissenting Shares as provided in Section 262 of the DGCL. After the Effective Time, there shall be no transfers on the stock transfer books of Advance or the Surviving Corporation of shares of Advance Common Stock.

       3.03       Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of COFI Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Company Merger; instead, COFI shall pay to each holder of Advance Common Stock who would otherwise be entitled to a fractional share of COFI Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the closing sale price of COFI Common Stock, on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the last trading day immediately preceding the Effective Date.

       3.04       Exchange Procedures for Payment of Merger Consideration.

              (a)       Deposit of New Certificates. At the Effective Time (as to subparts (i) and (ii) below) or upon the request of the Exchange Agent (as to subpart (iii) below and any adjustments to subparts (i) and (ii) below), COFI shall deposit or shall cause to be deposited with the Exchange Agent for the benefit of the holders of certificates formerly representing shares of Advance Common Stock other than certificates representing Treasury Stock and Dissenting Shares ("Old Certificates"), for exchange in accordance with this Article III, (i) certificates representing a number of shares of COFI Common Stock equal to the Exchange Ratio multiplied by the number of shares of Advance Common Stock represented by Old Certificates less any fractional share interests ("New Certificates"), (ii) an estimated amount of cash for fractional share interests without any interest thereon, plus (iii) any dividends or distributions with a record date occurring after the Effective Date with respect to New Certificates that are being held by the Exchange Agent for exchange against Old Certificates (without any interest thereon) (the "Exchange Fund").

              (b)       Transmittal and Deliveries. As promptly as practicable after the Effective Date, but not later than five (5) business days thereafter with respect to Advance stockholders whose addresses have been furnished to COFI or the Exchange Agent at or prior to the Effective Time, COFI shall send or cause to be sent to each former holder of record of Old Certificates transmittal materials reasonably acceptable to COFI and Advance (which shall specify that risk of loss and title to Old Certificates shall pass only upon acceptance of such Old Certificates by COFI or the Exchange Agent) for use in exchanging such stockholder's Old Certificates for New Certificates. Upon delivery to the Exchange Agent of Old Certificates representing shares of Advance Common Stock (or indemnity reasonably satisfactory to COFI and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such stockholder, the Exchange Agent shall promptly deliver to such stockholder New Certificates for the consideration set forth in Section 3.01(a), a check for any cash in lieu of a fractional share interest, and any dividends or distributions such stockholder is entitled to receive with respect to such New Certificates, if any. No interest will be paid with respect to any of the foregoing. Old Certificates surrendered for exchange by any Person identified by Advance pursuant to Section 7.07 as an Advance Affiliate shall not be exchanged for New Certificates until COFI has received a written agreement from such Person as specified in Section 7.07. COFI and the Exchange Agent shall be entitled to rely upon the stock transfer books of Advance to establish the identity of those Persons entitled to receive the consideration or other payments pursuant to this Article III, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, COFI or the Exchange Agent shall be entitled to deposit any consideration

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in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

              (c)       Escheat. Notwithstanding the foregoing, none of the Exchange Agent or any Party shall be liable to any former holder of Advance Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

              (d)       Restrictions on the Payment of Dividends. No dividends or other distributions with respect to COFI Common Stock to be issued in the Company Merger with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificates until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofor had become payable with respect to shares of COFI Common Stock such holder had the right to receive upon surrender of the Old Certificates. A registered holder of unsurrendered Old Certificates shall be entitled to vote after the Effective Time at any meeting of COFI stockholders with a record date after the Effective Time the number of whole shares of COFI Common Stock that would be issued to such holder in exchange for such Old Certificates, regardless of whether such holder has exchanged such Old Certificates.

              (e)       Return of Exchange Fund to COFI. Any portion of the Exchange Fund that remains unclaimed by the stockholders of Advance for twelve months after the Effective Time shall be delivered to COFI. Any stockholder of Advance who has not theretofor complied with this Article III shall thereafter look only to COFI for payment of the consideration set forth in Section 3.01(a), cash in lieu of any fractional share and unpaid dividends and distributions on COFI Common Stock deliverable with respect to New Certificates, in each case, without any interest thereon.

       3.05       Anti-Dilution Provisions. In the event COFI changes the number of shares of COFI Common Stock issued and outstanding during the Determination Period as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding COFI Common Stock and the distribution date therefor shall occur during the Determination Period then the closing sale price of COFI Common Stock for each trading day of the Determination Period which is prior to such distribution date shall be equitably adjusted for purposes of determining the Exchange Ratio.

       3.06       Additional Actions. Prior to the Effective Date, Advance shall cause the directors of its Subsidiaries to execute and deliver to COFI written resignations of their directorships which shall take effect at the Effective Time. If, at any time after the Effective Time, COFI shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the acquiring entity its right, title or interest in, to or under any of the rights, properties or assets acquired or to be acquired by the acquiring entity as a result of, or in connection with, the Transactions or (b) otherwise carry out the purposes of this Agreement or the Transactions, each of Advance and Advance Bank and its proper officers and directors shall be deemed to have granted to the acquiring entity an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the acquiring entity and otherwise to carry out the purposes of this Agreement and the Transactions, and the proper officers and directors of the acquiring entity are fully authorized in the name of the acquired entity or otherwise to take any and all such action.

ARTICLE IV
ACTIONS PENDING TRANSACTION

       4.01       Forbearances of Advance and its Subsidiaries. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of COFI (which consent under subsections (m) and (q) shall not be unreasonably withheld or delayed), Advance will not, and will cause each of its Subsidiaries not to:

              (a)       Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to (i) preserve intact its business organization,

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properties, and assets and (ii) maintain its rights, franchises and existing relations with material customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair Advance's ability to perform any of its obligations under this Agreement.

              (b)       Capital Stock. (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any Rights, or (ii) enter into any agreement with respect to the foregoing.

              (c)       Other Securities. Issue any other capital securities, including trust preferred or other similar securities, or other securities, debentures or subordinated notes.

              (d)       Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than (A) quarterly cash dividends on Advance Common Stock in an amount not to exceed on a per share basis the lesser of (x) $6.50 or (y) 75% of the net after-tax earnings of Advance for such quarter (with the understanding that all fees and expenses incurred pursuant to, or in connection with, this Agreement shall be deemed capitalized and not expensed and such earnings calculation shall not take into account any adjustments or conforming entries taken at COFI's request pursuant to Section 7.09) divided by the number of shares of Advance Common Stock issued and outstanding, with record and payment dates consistent with past practices; provided, however, the declaration of the last quarterly dividend by Advance prior to the Effective Time and the amount and payment thereof shall be coordinated with and approved by COFI so that the holders of Advance Common Stock do not receive dividends on both Advance Common Stock and COFI Common Stock to be issued in the Company Merger with respect to the same quarterly period and (B) dividends from wholly owned Subsidiaries to Advance or to another wholly owned Subsidiary of Advance) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock , other ownership interests, or Rights. It is acknowledged by the Parties that they both pay dividends in arrears with respect to calendar quarterly periods with Advance making payment in the first month following the expiration of the quarterly period and COFI making payment in the second month following the expiration of the quarterly period.

              (e)       Compensation; Employment Agreements, Etc. Enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director, officer or employee of, or independent contractor with respect to, Advance or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (i) oral at will employment agreements, (ii) normal individual increases in compensation to rank and file employees in the ordinary course of business consistent with past practice, (iii) incentive compensation pursuant to the Advance Stakeholder Incentive Compensation System consistent with past practices for the period through the last day of the calendar month next preceding the Effective Date in amounts not to exceed $160,000 times the number of full calendar months the System is in effect after the date hereof, (iv) other changes that are required by applicable law or (v) to satisfy Previously Disclosed contractual obligations existing as of the date hereof.

              (f)       Benefit Plans. Enter into, establish, adopt, modify, amend, renew, or terminate (except as may be required by Previously Disclosed contractual obligations existing as of the date hereof or applicable law) any Advance Employee Plan, or take any action to accelerate the vesting of benefits payable thereunder.

              (g)       Dispositions. Sell, transfer, mortgage, lease or encumber any of its assets or properties except for sales in the ordinary course of business for fair value consistent with past practice; sell, transfer, lease, license, encumber or otherwise dispose of any of its Intellectual Property (other than the expiration or termination of licenses relating to off-the-shelf software in the ordinary course of business); or in the case of Advance Bank, sell or transfer any of its deposits.

              (h)       Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any Person.

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              (i)       Loans, Loan Participations and Servicing Rights. Sell or acquire, whether or not in the ordinary course of business, any loans (excluding originations), any loan participations or servicing rights, other than the sale of loan participations.

              (j)       Governing Documents. Amend the Advance Certificate, Advance By-Laws, or the certificate or articles of incorporation, charter or by-laws (or similar governing documents) of any of the Advance Subsidiaries.

              (k)       Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Authority.

              (l)       Contracts. Except to satisfy Previously Disclosed written commitments outstanding on the date hereof, enter into or terminate any material agreement or amend or modify in any material respect or renew any of its existing material agreements.

              (m)       Claims. Except in the ordinary course of business consistent with past practice and involving an amount not in excess of $25,000, settle any claim, action or proceeding. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could be material to Advance and its Subsidiaries, taken as a whole.

              (n)       Foreclose. Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that neither Advance nor any of its Subsidiaries shall be required to obtain such a report with respect to one-to four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property might be in violation of or require remediation under Environmental Laws.

              (o)       Deposit Taking and Other Bank Activities. In the case of Advance Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives materially in excess of $25,000; (iii) open any new branch or deposit taking facility; or (iv) close or relocate any existing branch or other facility.

              (p)       Investments. Enter into any securities transaction for its own account or purchase or otherwise acquire any investment security for its own account other than investments with maturities of less than one year consistent with past practice; enter into or acquire any derivatives contract or structured note; enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.

              (q)       Capital Expenditures. Purchase or lease fixed assets where the amount paid or committed thereof is in excess of $25,000 individually or $50,000 in the aggregate, except for amounts Previously Disclosed or for emergency repairs or replacements.

              (r)        Lending. (i) Make any material changes in its policies concerning loan underwriting or which Persons may approve loans or fail to comply with such policies as Previously Disclosed; (ii) release collateral or the personal liability of any borrower under any existing loan or letter of credit other than pursuant to contractual provisions relating thereto in existence prior to the date hereof; or (iii) make or commit to make any new loan or letter of credit, or any new or additional discretionary advance under any existing loan or line of credit, or restructure, modify or provide forbearance under, any loan or line of credit (other than (A) in the case of a consumer loan or extension of credit with full personal recourse to the borrower in a principal amount not in excess of $50,000, (B) in the case of a letter of credit secured by real and/or personal property which provides full personal recourse to the borrower in an amount not in excess of $250,000, (C)) in the case of a loan secured by a first mortgage on an owner occupied one-to-four single-family principal residence which provides full personal recourse to the borrower in a principal amount not in excess of $500,000, (D) in the case of a loan secured by a first mortgage

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on commercial real property which also provides full personal recourse to the borrower in a principal amount not in excess of $500,000, and (E) in the case of a commercial loan secured by a first lien on accounts receivable, inventory or other tangible assets which also provides full personal recourse to the borrower in a principal amount not in excess of $500,000); provided in the case of subparts (A)-(E) the loan exposure to one borrower (or group of affiliated borrowers) shall not exceed $1,000,000); in each case under subsections (i), (ii) and (iii), without the prior written consent of COFI acting through its Chief Executive Officer or Executive Vice President of Lending in a written notice to Advance which approval or rejection in the case of subsection (iii) shall be given within three business days after delivery by Advance to such officer of COFI of the complete loan package.

              (s)       Joint Ventures and Real Estate Development Operations. Engage in any new joint venture, partnership or similar activity; make any new or additional investment in any existing joint venture or partnership, except for Previously Disclosed written commitments outstanding on the date hereof; or engage in any new real estate development or construction activity.

              (t)       Adverse Actions. Knowingly take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of Advance's representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time; (ii) the Company Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368 of the Code; (iii) any of the conditions to the Transactions set forth in Article VIII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement.

              (u)       Risk Management. Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

              (v)       Indebtedness. Incur any indebtedness for borrowed money other than FHLB advances in the ordinary course of business with a term not in excess of one year.

              (w)       Commitments. Agree or commit to do any of the foregoing.

       4.02       Forbearances of COFI and its Subsidiaries. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Advance, COFI will not, and will cause each of its Subsidiaries not to, knowingly take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of COFI's representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) the Company Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368 of the Code; (iii) any of the conditions to the Transactions set forth in Article VIII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement.

       4.03       Affirmative Covenants of Advance. Any action or inaction to be taken by Advance or any of its Subsidiaries with any entity set forth on Schedule 4.03 or any servicer of loans owned by or participated in by Advance or any of its Subsidiaries shall be discussed with the Executive Vice President of Lending of COFI or his designee and subject to the written approval of such Person, which approval shall be granted to permit Advance or an Advance Subsidiary to satisfy its contractual obligations and shall not otherwise be unreasonably withheld or delayed. At the written request of the Executive Vice President of Lending of COFI, Advance or the applicable Advance Subsidiary shall take action to enforce its rights against any servicer with liability consistent with the course of action mutually agreed upon by Advance and COFI; provided, however, Advance shall not unreasonably withhold or delay its consent to action recommended by COFI.

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ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ADVANCE

       Advance represents and warrants to COFI as follows:

       5.01       Capital Structure. The authorized capital stock of Advance consists of 100,000 shares of Advance Common Stock of which 74,311 are issued and outstanding and 25,689 are held in treasury. All issued and outstanding shares of Advance Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the shares of Advance Common Stock has been issued in violation of the preemptive rights of any Person. There are no Rights issued or outstanding with respect to Advance capital stock. Advance does not maintain a dividend reinvestment plan.

       5.02       Organization, Standing and Authority of Advance. Advance is a registered bank holding company with the FRB, duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to own and lease all of its properties and assets and to carry on its business as now conducted, and Advance is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Advance. Advance has Previously Disclosed the Advance Certificate and Advance By-Laws.

       5.03       Advance Subsidiaries. Advance has Previously Disclosed the name and jurisdiction of each of its Subsidiaries. Each Subsidiary of Advance is duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization, with full power and authority to own and lease all of its properties and assets and to carry on its business, as now conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Advance. Advance has Previously Disclosed the number of issued and outstanding shares of capital stock or other ownership interests of each of its Subsidiaries, all of which are owned by Advance or a Subsidiary of Advance free and clear of all Liens. There are no Rights issued or outstanding with respect to the capital stock or other ownership interests of any Subsidiary of Advance. Except for the ownership of the Advance Subsidiaries, readily marketable securities, FRB stock and FHLB stock, neither Advance nor any of its Subsidiaries owns any equity or profit and loss interest in any other Person. Advance has Previously Disclosed the certificate or articles of incorporation, charter, bylaws and other governing documents of each of its Subsidiaries.

       5.04       Registration Obligations. Advance is not a reporting company under the Exchange Act. Advance does not have any obligation, contingent or otherwise, to register any of its securities under the Securities Act or other federal or state securities laws or regulations.

       5.05       Authorized and Effective Agreement.

              (a)       Advance has all requisite power and authority to enter into this Agreement and (subject to receipt of all necessary approvals of Regulatory Authorities, the expiration of applicable waiting periods, and the approval of this Agreement by the stockholders of Advance) to perform all of its obligations hereunder. The execution and delivery of this Agreement and the Company Merger have been duly authorized, approved and adopted by the Advance Board and no other corporate action is required in respect thereof on the part of Advance, except for the adoption of this Agreement by Advance's stockholders owning a majority of the issued and outstanding shares of Advance Common Stock. This Agreement has been duly and validly executed and delivered by Advance and, assuming due authorization, execution and delivery by COFI, constitutes the legal, valid and binding obligation of Advance, enforceable against Advance in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

              (b)       Except as Previously Disclosed, neither the execution and delivery of this Agreement nor completion of the Transactions, nor compliance by Advance or any of its Subsidiaries with any of the provisions hereof does or will (i) conflict with or result in a breach of any provisions of the Advance Certificate, Advance By-Laws, or the certificate or articles of incorporation, charter, bylaws or other governing documents of any of its

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Subsidiaries, (ii) violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or asset of Advance or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which Advance or any of its Subsidiaries is a party, or by which any of their properties or assets may be bound or affected, or (iii) subject to receipt of all required approvals from Regulatory Authorities (and the expiration of applicable waiting periods) and the stockholders of Advance, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Advance or any of its Subsidiaries, unless waived in writing or cured prior to the Effective Time.

              (c)       Except for (i) the filing of applications with and the approvals of applicable Regulatory Authorities, (ii) the approval of this Agreement by stockholders of Advance owning a majority of the issued and outstanding shares of Advance Common Stock, (iii) the filing with and clearance by the SEC of the Registration Statement and any state securities filings and clearances, and (iv) the filing of the certificate of merger with the Delaware Secretary relating to the Company Merger and documents by COFI with the OCC to cause the Bank Merger to become effective, no consents or approvals of or filings or registrations with any Governmental Authority or with any third party are necessary on the part of Advance or any of its Subsidiaries or, to the knowledge of Advance, by COFI or any of its Subsidiaries, in connection with the completion of the Transactions.

              (d)       As of the date hereof, Advance is not aware of any reasons relating to Advance or any of its Subsidiaries (including CRA compliance) why all consents and approvals shall not be procured from all Regulatory Authorities having jurisdiction over the Transactions as shall be necessary for the completion of the Transactions.

       5.06       Securities Documents and Regulatory Reports.

              (a)       Neither Advance nor any of its Subsidiaries has been or is required to file any Securities Documents with any Governmental Authority under the Securities Laws.

              (b)       Advance and its Subsidiaries have duly and timely filed with all applicable Regulatory Authorities all material reports required to be filed by them under applicable laws and regulations and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of applicable laws and regulations. Except as Previously Disclosed, in connection with the examinations of Advance Bank since January 1, 1998 by the Commissioner, the FDIC or any other Regulatory Authority, Advance Bank was not required to correct or change any action, procedure or proceeding which Advance believes has not been corrected or changed as required.

       5.07       Financial Statements.

              (a)       Advance has Previously Disclosed the Advance Financial Statements, which, in the case of the audited Advance Financial Statements, are accompanied by the audit reports of the Advance Accountant. The Advance Financial Statements, as well as the Advance financial statements to be delivered pursuant to Section 7.13 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of Advance and its Subsidiaries as of the respective dates set forth therein, and the consolidated income, changes in stockholders' equity and cash flows, if applicable, of Advance and its Subsidiaries for the respective periods set forth therein, except as may be noted in the footnotes thereto, and in the case of interim statements, subject to non-material, normal year-end audit adjustments and the absence of cash flow statements.

              (b)       Each of the Advance Financial Statements referred to in Section 5.07(a) has been and the Advance financial statements to be delivered pursuant to Section 7.13 will be, as the case may be, prepared in accordance with GAAP, except as stated therein or as Previously Disclosed, and except in the case of interim statements for the absence of footnotes and cash flow statements, and non-material, normal year end audit adjustments. The audits of Advance and its Subsidiaries have been conducted in accordance with generally accepted auditing standards. The accounting books and records of Advance and its Subsidiaries are being maintained in all material respects in compliance with applicable legal and accounting requirements, and such books and records

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accurately reflect, in all material respects, all dealings and transactions in respect of the business, assets, liabilities and affairs of Advance and its Subsidiaries.

       5.08       Material Adverse Effect. Since December 31, 2001, (i) Advance and its Subsidiaries have conducted their businesses only in the ordinary and usual course (excluding the entering into of this Agreement and the incurrence of expenses in connection with this Agreement and the Transactions) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Advance.

5.09       Environmental Matters.

              (a)       To the knowledge of Advance, Advance and its Subsidiaries are in compliance in all material respects with all Environmental Laws. Neither Advance nor any of its Subsidiaries has received any communication alleging that it or any of its Subsidiaries is not in such compliance. To the knowledge of Advance, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

              (b)       None of the properties currently owned or operated by Advance or any Advance Subsidiary other than REO, or to the knowledge of Advance, no REO of Advance or any Advance Subsidiary or any other property previously owned or operated or currently leased by Advance or any of its Subsidiaries, has been or is in violation of or liable under any Environmental Law.

              (c)       To the knowledge of Advance, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any material liability against or obligation on the part of Advance or any of its Subsidiaries or any Person whose liability or obligation for any Environmental Claim Advance or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

              (d)       Except as Previously Disclosed, neither Advance nor any Advance Subsidiary (i) has conducted any phase I or phase II environmental studies during the past 5 years with respect to any properties owned by it, leased by it, or securing any loan in an original principal amount or with an outstanding balance equal to or greater than $1,000,000 or (ii) has received written notice of any Environmental Claim, Environmental Law violation, or remediation obligation for Materials of Environmental Concern relating to any property securing any loan in an original principal amount or with an outstanding balance equal to or greater than $1,000,000.

       5.10       Tax Matters.

              (a)       Advance and its Subsidiaries have timely filed all Tax Returns and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all material Taxes in respect of the periods covered by such Tax Returns and, as of the Effective Date, will have paid, or where payment is not required to have been made will have set up an adequate reserve or accrual for the payment of, all material Taxes for any subsequent periods ending on or prior to the Effective Date. Neither Advance nor any of its Subsidiaries will have any material liability for any such Taxes in excess of the amounts so paid or reserves or accruals so established.

              (b)       All Tax Returns filed by Advance or any of its Subsidiaries are complete and accurate in all material respects. Neither Advance nor any Advance Subsidiary is delinquent in the payment of any material Taxes nor has it requested an extension of time which is currently outstanding within which to file any Tax Return. Except as Previously Disclosed, none of the Tax Returns of Advance or any of its Subsidiaries have during the past six years been audited or examined by applicable tax authorities. No deficiencies for any Taxes have been proposed, asserted or assessed (tentatively or otherwise) against Advance or any of its Subsidiaries which have not been settled and paid. There are currently no agreements in effect with respect to Advance or any of its Subsidiaries to extend the period of limitations for the assessment or collection of any Taxes. As of the date hereof, no audit, examination or deficiency or refund litigation with respect to any Tax Return or Taxes is pending or, to the knowledge of Advance, is threatened.

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              (c)       Except as Previously Disclosed, neither Advance nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes. Neither Advance nor any of its Subsidiaries is required (or will any successor in the Transactions be required) to include in income any adjustment pursuant to Section 481(a) of the Code as a result of the consummation of transactions occurring on or prior to the Effective Time or by reason of any change in accounting method (nor does Advance have any knowledge that the IRS has proposed (or will propose) any such adjustment or change of accounting method). Advance has not filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.

       5.11       Legal Proceedings. Except as Previously Disclosed, there are no actions, suits, claims or proceedings pending or, to the knowledge of Advance, any unasserted possible claim or threatened claim, against Advance or any of its Subsidiaries or against any asset, interest or right of Advance or any of its Subsidiaries, or against any officer, director or employee of Advance or any of its Subsidiaries in such capacity, involving a monetary amount in excess of $25,000 or a request for specific performance, injunctive relief or other equitable relief.

       5.12       Compliance with Laws.

              (a)       Advance and its Subsidiaries have all material permits, licenses, certificates of authority, orders and approvals of, and has made all material filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to carry on their businesses as they are presently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the knowledge of Advance, will not be adversely affected by virtue of the completion of the Transactions; and to the knowledge of Advance, no suspension or cancellation of any of the same is threatened.

              (b)       Advance and its Subsidiaries are (i) in compliance with their respective governing documents, (ii) in compliance in all material respects with all applicable federal, state or local law or ordinance or any order, rule or regulation of any Governmental Authority (including any regulatory capital requirements, truth-in-lending, usury, fair credit reporting, consumer protection, securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), (iii) in compliance with all orders, writs, injunctions and decrees of any court, and (iv) in compliance in all material respects with all orders, licenses, regulations and demands of Governmental Authorities. Neither Advance nor any of its Subsidiaries has received any notice or communication from any Governmental Authority asserting that Advance or any of its Subsidiaries is not in compliance with any of the foregoing. Advance Bank is not subject to any regulatory or supervisory cease and desist order, assistance agreement, other agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to commercial banks issued by applicable Regulatory Authorities) and has not received any written communication requesting that it enter into any of the foregoing. Neither Advance nor Advance Bank has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

              (c)       To the knowledge of Advance, no investigation or review by any Governmental Authority with respect to Advance or any Advance Subsidiary is pending or threatened, nor has any Governmental Authority indicated to Advance or any Advance Subsidiary an intention to conduct the same, other than normal or routine regulatory examinations.

       5.13       Employee Benefit Plans.

              (a)       Advance has Previously Disclosed all Advance Employee Plans and has heretofore delivered to COFI, if requested, accurate and complete copies of each (including amendments and agreements relating thereto) together with, in the case of qualified plans, (i) the most recent financial reports prepared with respect thereto, (ii) the most recent annual reports filed with any Governmental Authority with respect thereto, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain thereto.

              (b)       Neither Advance nor any of its Subsidiaries currently maintains or sponsors any Defined Benefit Plan. Any Defined Benefit Plan previously maintained or sponsored by Advance or any of its Subsidiaries

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has been terminated and neither Advance nor any of its Subsidiaries has any liability with respect to any previously terminated Defined Benefit Plan.

              (c)       Neither Advance nor any of its Subsidiaries participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

              (d)       No transaction prohibited by Section 406 of ERISA (and not exempt under Section 408 of ERISA or Section 4975 of the Code) has occurred with respect to any Advance Employee Plan which could result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code.

              (e)       Except as Previously Disclosed, to the knowledge of Advance, the Advance Employee Plans have been maintained and operated in substantial compliance with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder and all other applicable governmental laws and regulations. All contributions required to be made to the Advance Employee Plans at the date hereof have been made, and all contributions required to be made to the Advance Employee Plans as of the Effective Date will have been made as of such date. Except as Previously Disclosed, there are no unaccrued obligations or liabilities of Advance or any of the Advance Subsidiaries under any of the Advance Employee Plans.

              (f)       To the knowledge of Advance, there are no pending or threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Advance Employee Plans or any trust related thereto or any fiduciary thereof.

              (g)       Except as Previously Disclosed, neither Advance nor any of its Subsidiaries has made any payments, or is a party to any agreement or any Advance Employee Plan, that under any circumstances could obligate it or its successor to make payments or deemed payments that, when made, would not be deductible because of Sections 162(m) or 280G of the Code.

       5.14       Certain Contracts. Except as Previously Disclosed, neither Advance nor any of its Subsidiaries is a party to, bound or affected by, or obligated to pay benefits under (a) any agreement, indenture or other instrument relating to the borrowing of money (other than in the case of FHLB advances and federal funds purchased) or the guarantee of any obligation by it, (b) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director, advisory director, officer or employee of Advance or any of its Subsidiaries, (c) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) will or may become due to any present or former director, advisory director, officer or employee of Advance or any of its Subsidiaries as a result of Advance entering into this Agreement, the adoption of this Agreement by stockholders of Advance or the consummation of any of the Transactions (assuming for purposes hereof that such Person's employment is involuntarily terminated without cause in connection with the consummation of the Transactions); (d) any agreement, arrangement or understanding pursuant to which Advance or any of its Subsidiaries is obligated to indemnify any present or former director, advisory director, officer, employee or agent of Advance or any of its Subsidiaries; (e) any agreement, arrangement or understanding to which Advance or any of its Subsidiaries is a party or by which it is bound which limits the freedom of Advance or any of its Subsidiaries to compete in any line of business or with any Person; (f) any agreement pursuant to which loans or servicing rights have been sold by Advance or any of its Subsidiaries, which impose any potential recourse obligations (by representation, warranty, covenant or other contractual terms) upon Advance or any of its Subsidiaries; (g) any subservicing agreement; or (h) any other material agreement, commitment or understanding. For purposes of subsection (h), a material agreement, commitment or understanding shall not include any deposit account liability, any arrangement which is terminable by Advance or a Subsidiary of Advance on 30 days or less advance written notice without penalty or premium or any monetary obligation of Advance or a Subsidiary of Advance which involves the payment of less than $25,000 per year.

       5.15       Brokers and Finders. Neither Advance nor any of its Subsidiaries or any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with this Agreement or the Transactions, except for the Advance Advisor. Advance has Previously Disclosed all fees and expenses that it is obliged to pay the Advance Advisor.

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       5.16       Insurance. Advance and its Subsidiaries maintain in all material respects the insurance required by contract and applicable laws and regulations. Except as Previously Disclosed, neither Advance nor any of its Subsidiaries has, during the past five years, had an insurance policy canceled or non-renewed or been denied any insurance coverage for which it has applied. All material insurance policies maintained by Advance or any Advance Subsidiary are Previously Disclosed.

       5.17       Properties. All material real and personal property owned by Advance or any of its Subsidiaries or presently used in its business are sufficient to carry on the businesses of Advance and its Subsidiaries in the ordinary course of business consistent with past practices. Advance and its Subsidiaries have good and marketable title free and clear of all Liens to all of their properties and assets, real and personal, except (i) Liens for current taxes not yet due or payable, (ii) pledges to secure deposits, (iii) non-monetary Liens affecting real property, if any, which do not adversely affect the value or use of such real property, and (iv) monetary Liens, if any, reflected in the Advance Financial Statements as of October 31, 2002. Except as Previously Disclosed, all real and personal property which is material to the business of Advance or any of its Subsidiaries that is leased or licensed by it is held pursuant to leases or licenses which are valid and enforceable in all material respects in accordance with their respective terms and such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of the Transactions. All improved real property owned or leased by Advance or any of its Subsidiaries is in compliance in all material respects with all applicable laws including zoning laws and the Americans Disabilities Act. No expressed or implied representation or warranty is made by Advance with respect to the physical condition of the fixed assets of Advance or any of its Subsidiaries, it being the understanding of the Parties that such fixed assets shall be accepted by COFI in "as is" condition.

5.18       Labor. No work stoppage involving Advance or any of its Subsidiaries is pending or, to the knowledge of Advance, threatened. Neither Advance nor any of its Subsidiaries is involved in or, to the knowledge of Advance, threatened with or affected by, any labor dispute, discrimination or sexual harassment claim, arbitration, lawsuit or administrative proceeding involving any of its employees. There are no employees of Advance or any of its Subsidiaries who are members of a union relating to their employment with Advance or any of its Subsidiaries.

       5.19       Allowance for Loan Losses. Except as Previously Disclosed, the allowance for loan losses reflected on Advance's consolidated balance sheet included in the Advance Financial Statements is, and will be in the case of subsequently delivered Advance financial statements, adequate as of their respective dates under the requirements of all applicable Regulatory Authorities.

       5.20       Interests of Certain Persons.

              (a)       No officer, director or employee of Advance or any of its Subsidiaries or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) or related interest of any such Person has any material interest in any contract or property (real or personal, tangible or intangible), used in, or pertaining to, the business of Advance or any of its Subsidiaries.

              (b)       Except as Previously Disclosed there are no Insider Loans. All outstanding Insider Loans were made by Advance Bank in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with third parties and were, with respect to executive officers and directors, approved by the Advance Bank Board of Directors in accordance with applicable law and regulations.

       5.21       Fairness Opinion. Advance has received an opinion from the Advance Advisor to the effect that, as of the date hereof, the Exchange Ratio and the consideration resulting therefrom to be received by the stockholders of Advance are fair, from a financial point of view, to the stockholders of Advance.

       5.22       No Undisclosed Liabilities. Neither Advance nor any of its Subsidiaries has any liability or obligation, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Advance or any of its Subsidiaries giving rise to any such liability or obligation) required in accordance with GAAP to be reflected

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in an audited consolidated balance sheet of Advance and its Subsidiaries or the notes thereto, except (i) for liabilities set forth or reserved against in the Advance Financial Statements as of December 31, 2001 or the notes thereto, and (ii) liabilities occurring in the ordinary course of business since December 31, 2001 or relating to this Agreement and the Transactions.

       5.23       Indemnification. To the knowledge of Advance, except as Previously Disclosed, no action or failure to take action by any present or former director, advisory director, officer, employee or agent of Advance or any of its Subsidiaries has occurred which would give rise to a claim or a potential claim by any such Person for indemnification from Advance or any of its Subsidiaries.

       5.24       Loan Portfolio. Except as Previously Disclosed, each loan reflected as an asset on the Advance Financial Statements as of September 30, 2002, and each loan originated or acquired by Advance or any of its Subsidiaries thereafter, is (or will be) evidenced by appropriate and sufficient documentation and constitutes (or will constitute) the legal, valid and binding obligation of the obligor named therein, enforceable in all material respects in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines. Except as Previously Disclosed, all such loans are, and the loans held at the Effective Time will be, free and clear of any Lien (other than the Lien of the FHLB to secure FHLB advances). Except as Previously Disclosed, there is no loan or other asset of Advance or any of its Subsidiaries that as of November 30, 2002 has been classified by examiners, internal auditors or outside auditors as "Other Loans of Concern," "Substandard," "Doubtful", "Loss," or in any other similar category. Advance has Previously Disclosed a complete list of all REO currently held by Advance and its Subsidiaries.

       5.25       Investment Portfolio. Except as Previously Disclosed and except for pledges to secure public and trust deposits, none of the investments reflected in the Advance Financial Statements as of September 30, 2002 and none of the investments since made by Advance or any of its Subsidiaries is subject to any restriction, whether contractual or statutory, which materially impairs the ability of Advance or any of its Subsidiaries to freely dispose of such investment at any time, other than those restrictions imposed on securities held to maturity under GAAP.

       5.26       Corporate Records. The corporate record books (other than stock ledgers and stock records) of Advance and its Subsidiaries are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the boards of directors and stockholders of Advance and its Subsidiaries since January 1, 1998. The stock ledgers and stock records of Advance and its Subsidiaries are complete and accurate and reflect all transactions in their capital stock.

       5.27       Interim Events. Except as Previously Disclosed, since December 31, 2001, neither Advance nor any of its Subsidiaries has paid or declared any dividend or made any other distribution to stockholders or taken any action which if taken after the date hereof would require the prior written consent of COFI pursuant to Section 4.01 hereof.

       5.28       Defaults. There has not been any default in any obligation to be performed by Advance or any of its Subsidiaries under any material agreement or commitment and neither Advance nor any of its Subsidiaries has waived or will waive prior to the Effective Time any material right under any material agreement or commitment. To the knowledge of Advance, no other party to any such material agreement or commitment is in default in any obligation to be performed by such party.

       5.29       Intellectual Property. Advance and its Subsidiaries own all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, domain names, domain name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (other than commercially available, off-the-shelf software) (collectively, "Intellectual Property") which are material to the conduct of the businesses of Advance and its Subsidiaries free and clear of all Liens. Advance has Previously Disclosed a complete list of all material Intellectual Property of Advance and its Subsidiaries. No claims, suits, actions or proceedings are pending, and to the knowledge of Advance, no Person has threatened to commence any suit, action or proceeding, alleging that Advance or any of its Subsidiaries is infringing on the rights of any Person with regard to any Intellectual Property. To the knowledge of Advance, none of the Intellectual Property of Advance and its Subsidiaries infringes on the rights of any other Person, and no Person is infringing on the rights of Advance or any

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of its Subsidiaries with respect to any Intellectual Property of Advance or any of its Subsidiaries. Except as Previously Disclosed, neither Advance nor any of its Subsidiaries is a licensor or licensee of, or otherwise has any contractual arrangement with a third party with respect to, any Intellectual Property. The Intellectual Property of Advance and its Subsidiaries will not be limited or otherwise adversely affected by virtue of the consummation of the transactions contemplated by this Agreement.

       5.30       Compliance with Servicing Obligations. Except as Previously Disclosed, Advance and the Advance Subsidiaries are in compliance in all material respects with all contract, agency and investor requirements and guidelines, and all applicable laws, rules and regulations of Governmental Authorities, relating to the servicing and administration of loans by them, or any of them, including properly and timely making interest rate adjustments to adjustable rate loans.

       5.31       Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Advance's own account, or for the account of one or more of Advance's Subsidiaries or their customers (all of which are Previously Disclosed), were entered into (a) in accordance with prudent business practices and in compliance with all applicable laws, rules, regulations and regulatory policies and (b) with counter parties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Advance or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and is in full force and effect. Neither Advance nor any of its Subsidiaries, nor to the knowledge of Advance, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

       5.32       Takeover Laws. This Agreement and the Transactions are not subject to the requirements of any "moratorium," "control share", "fair price", "affiliate transactions", "business combination" or other antitakeover laws and regulations of any state, including the provisions of Section 203 of the DGCL ("Takeover Laws") applicable to Advance or any Advance Subsidiary.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF COFI

       COFI represents and warrants to Advance as follows:

       6.01       Capital Structure. As of December 31, 2002, the authorized capital stock of COFI consisted solely of (a) 360,000,000 shares of COFI Common Stock, of which no more than 224,790,310 shares were issued and outstanding, and 2,781,151 shares were held in treasury, and (B) 20,000,000 shares of preferred stock, $0.01 par value per share, of which none were issued and outstanding. As of the date hereof, COFI does not have any Rights issued or outstanding with respect to COFI Common Stock and COFI does not have any commitment to authorize, issue or sell any COFI Common Stock or Rights, other than pursuant to (i) this Agreement, (ii) outstanding stock options (and any mandatory future awards under stock option plans),(iii) its dividend reinvestment plan, and (iv) the COFI Rights Agreement. The issued and outstanding shares of COFI Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). The shares of COFI Common Stock to be issued in the Company Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights.

       6.02       Organization, Standing and Authority of COFI. COFI is a registered bank holding company with the FRB, duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to own and lease all of its properties and assets and to carry on its business as now conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on COFI.

       6.03       COFI Subsidiaries. Each Subsidiary of COFI is duly organized, validly existing and in good standing under the laws of the state of incorporation or organization, with full power and authority to own and lease

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all of its properties and assets and to carry on its business, as now conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on COFI.

       6.04       Authorized and Effective Agreement.

              (a)       COFI has all requisite power and authority to enter into this Agreement and (subject to receipt of all necessary approvals of Regulatory Authorities and the expiration of applicable waiting periods) to perform all of its obligations hereunder. The execution and delivery of this Agreement and the Company Merger have been duly authorized, approved and adopted by the COFI Board and no other corporate action is required by it with respect to the Company Merger. This Agreement has been duly and validly executed and delivered by COFI and, assuming due authorization, execution and delivery by Advance, constitutes the legal, valid and binding obligation of COFI, enforceable against each of them in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

              (b)       Neither the execution and delivery of this Agreement, nor completion of the Transactions, nor compliance by COFI or any of its Subsidiaries with any of the provisions hereof does or will (i) conflict with or result in a breach of any provisions of the COFI Certificate, COFI By-Laws, or the certificate or articles of incorporation, charter, bylaws or other governing documents of any of its Subsidiaries, (ii) violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or asset of COFI or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which COFI or any of its Subsidiaries is a party, or by which any of their properties or assets may be bound or affected, or (iii) subject to receipt of all required approvals from Regulatory Authorities (and the expiration of applicable waiting periods) violate any order, writ, injunction, decree, statute, rule or regulation applicable to COFI or any of its Subsidiaries, unless waived in writing or cured prior to the Effective Time.

              (c)       Except for the filings and approvals contemplated by Section 5.05(c), no consents or approvals of or filings or registrations with any Governmental Authority or with any third party are necessary on the part of COFI or any of its Subsidiaries, or to the knowledge of COFI, by Advance or any of its Subsidiaries, in connection with the completion of the Transactions.

              (d)       As of the date hereof, COFI is not aware of any reasons relating to COFI or any of its Subsidiaries (including CRA compliance) why all consents and approvals shall not be procured from all Regulatory Authorities having jurisdiction over the Transactions as shall be necessary for the completion of the Transactions.

       6.05       Securities Documents and Regulatory Reports.

              (a)       COFI's Securities Documents filed after December 31, 1999, (i) compiled in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Securities Document (including the related notes and schedules thereto) fairly presents the financial position of COFI and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in stockholders' equity and cash flows or equivalent statements in such Securities Documents (including any notes or schedules thereto) fairly presents, in all material respects, the results of operations, changes in stockholders' equity and cash flows, as the case may be, of COFI and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to non-material, normal year-end audit adjustments and the absence of footnotes in the case of unaudited financial statements.

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              (b)       Since December 31, 1999, COFI and its Subsidiaries have duly and timely filed with all applicable Regulatory Authorities the reports required to be filed by them under applicable laws and regulations and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of applicable laws and regulations. In connection with the examinations of Charter One Bank by the OCC or any other Regulatory Authority, Charter One Bank was not required to correct or change any action, procedure or proceeding which COFI believes has not been corrected or changed as required.

       6.06       Material Adverse Effect. Since December 31, 2001, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on COFI.

       6.07       Environmental Matters.

              (a)       COFI and its Subsidiaries are in compliance in all material respects with all Environmental Laws. To the knowledge of COFI, neither it nor any of its Subsidiaries has received any communication alleging that it or any of its Subsidiaries is not in such compliance. To the knowledge of COFI, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

              (b)       To the knowledge of COFI, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any material liability against or material obligation on the part of COFI or any of its Subsidiaries or any Person whose liability or obligation for any Environmental Claim COFI or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

       6.08       Legal Proceedings. Except as Previously Disclosed, there are no actions, suits, claims or proceedings pending or, to the knowledge of COFI, any unasserted possible claim or threatened claim, against COFI or any of its Subsidiaries or against any asset, interest or right of COFI or any of its Subsidiaries, or against any officer, director or employee of COFI or any of its Subsidiaries in such capacity, which is material to the business or financial condition of COFI and its Subsidiaries, taken as a whole.

       6.09       Compliance with Laws.

              (a)       COFI and its Subsidiaries have all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to carry on their businesses as they are presently being conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the knowledge of COFI, will not be adversely affected by virtue of the completion of the Transactions; and to the knowledge of COFI, no suspension or cancellation of any of the same is threatened.

              (b)       Charter One Bank is not subject to any regulatory or supervisory cease and desist order, assistance agreement, other agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to commercial banks issued by applicable Regulatory Authorities) and has not received any written communication requesting that it enter into any of the foregoing. Neither COFI nor Charter One Bank has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

              (c)       To the knowledge of COFI, no investigation or review by any Governmental Authority which is material to the business or financial condition of COFI or any COFI Subsidiary is pending or threatened, nor has any Governmental Authority indicated to COFI or any COFI Subsidiary an intention to conduct the same, other than normal or routine regulatory examinations.

       6.10       Employee Benefit Plans. To the knowledge of COFI, each employee benefit plan, program, policy or arrangement (including each employee benefit plan (as defined in Section 3(3) of ERISA) which COFI or any of its Subsidiaries maintains or contributes to for the benefit of its current or former employees complies, and

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has been administered in form and in operation, in all material respects with all applicable requirements of law and no notice has been issued by any Governmental Authority questioning or challenging such compliance.

       6.11       Brokers and Finders. Neither COFI nor any of its Subsidiaries or any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with this Agreement or the Transactions.

       6.12       Insurance. COFI and its Subsidiaries maintain in all material respects the insurance required by contract and applicable laws and regulations.

       6.13       Labor. No work stoppage involving COFI or any of its Subsidiaries is pending or, to the knowledge of COFI, threatened. Neither COFI nor any of its Subsidiaries is involved in or, to the knowledge of COFI, threatened with or affected by, any labor dispute, discrimination or sexual harassment claim, arbitration, lawsuit or administrative proceeding involving any of its employees which is material to the business or financial condition of COFI or any of its Subsidiaries. There are no employees of COFI or any of its Subsidiaries who are members of a union relating to their employment with COFI or any of its Subsidiaries.

       6.14       Allowance for Loan Losses. The allowance for loan losses reflected on COFI's consolidated balance sheet included in COFI's most recent Securities Documents filed with the SEC is adequate as of the date thereof under the requirements of all applicable Regulatory Authorities.

       6.15       No Undisclosed Liabilities. Neither COFI nor any of its Subsidiaries has any liability or obligation, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Advance or any of its Subsidiaries giving rise to any such liability or obligation) required in accordance with GAAP to be reflected in an audited consolidated balance sheet of COFI and its Subsidiaries or the notes thereto, except (i) for liabilities set forth or reserved against in the COFI consolidated financial statements as of December 31, 2001 or the notes thereto which are included in COFI's Securities Documents and (ii) liabilities and obligations occurring since December 31, 2001.

       6.16       Indemnification. To the knowledge of COFI, no action or failure to take action by any present or former director, advisory director, officer, employee or agent of COFI or any of its Subsidiaries has occurred which would give rise to a claim or a potential claim by any such Person for indemnification from COFI or any of its Subsidiaries.

       6.17       Defaults. There has not been any default in any obligation to be performed by COFI or any of its Subsidiaries under any material agreement or commitment. To the knowledge of COFI, no other party to any such material agreement or commitment is in default in any obligation to be performed by such party.

       6.18       Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for COFI's own account, or for the account of one or more of COFI's Subsidiaries or their customers, were entered into (a) in accordance with prudent business practices and in compliance with all applicable laws, rules, regulations and regulatory policies and (b) with counter parties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of COFI or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and is in full force and effect. Neither COFI nor any of its Subsidiaries, nor to the knowledge of COFI, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

       6.19       Takeover Laws. This Agreement and the Transactions are not subject to the requirements of any "moratorium," "control share", "fair price", "affiliate transactions", "business combination" or other antitakeover

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laws and regulations of any state, including the provisions of Section 203 of the DGCL ("Takeover Laws") applicable to COFI or any COFI Subsidiary.

       6.20       Tax Matters.

              (a)       COFI and its Subsidiaries have timely filed all Tax Returns and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all material Taxes in respect of the periods covered by such Tax Returns and, as of the Effective Date, will have paid, or where payment is not required to have been made will have set up an adequate reserve or accrual for the payment of, all material Taxes for any subsequent periods ending on or prior to the Effective Date. Neither COFI nor any of its Subsidiaries will have any material liability for any such Taxes in excess of the amounts so paid or reserves or accruals so established.

              (b)       All Tax Returns filed by COFI or any of its Subsidiaries are complete and accurate in all material respects. Neither COFI nor any COFI Subsidiary is delinquent in the payment of any material Taxes nor has it requested an extension of time which is currently outstanding within which to file any Tax Return. Except as Previously Disclosed, none of the Tax Returns of COFI or any of its Subsidiaries have during the past six years been audited or examined by applicable tax authorities. No deficiencies for any Taxes have been proposed, asserted or assessed (tentatively or otherwise) against COFI or any of its Subsidiaries which have not been settled and paid. There are currently no agreements in effect with respect to COFI or any of its Subsidiaries to extend the period of limitations for the assessment or collection of any Taxes. As of the date hereof, no audit, examination or deficiency or refund litigation with respect to any Tax Return or Taxes is pending or, to the knowledge of COFI, is threatened.

ARTICLE VII
COVENANTS

       7.01       Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each Party agrees to use, and shall cause each of its applicable Subsidiaries to use, its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transactions as promptly as practicable and otherwise to enable consummation of the Transactions and shall cooperate fully with each other to that end. Such reasonable best efforts shall include, using reasonable best efforts to obtain all necessary consents, approvals or waivers from Regulatory Authorities necessary for the consummation of the Transactions.

       7.02       Advance Stockholder Approval. Advance agrees to take, in accordance with applicable law, the Advance Certificate and the Advance By-Laws, all action necessary to convene an appropriate meeting of its stockholders (including any adjournment or postponement thereof, the "Advance Meeting") to consider and vote upon the adoption of this Agreement and any other matter required to be approved by such stockholders for consummation of the Company Merger as promptly as practicable after the Registration Statement is declared effective. The Advance Board shall recommend adoption of this Agreement by the Advance stockholders, and Advance and the Advance Board shall take all reasonable lawful action to solicit adoption of this Agreement by the Advance stockholders; provided if the Advance Board concludes by at least a majority vote of its entire membership that the making of such recommendation relating to the adoption of this Agreement would result in a violation of its fiduciary duties to the Advance stockholders under Delaware law (as determined in good faith after the receipt of advice from outside counsel), then the Advance Board may withdraw, modify or change such recommendation.

       7.03       Registration Statement; and Proxy Statement.

              (a)       COFI agrees to promptly prepare a registration statement on Form S-4 (the "Registration Statement") which, subject to compliance by Advance with Section 7.03(b), will comply in all material respects with applicable Securities Laws. The Registration Statement is to be filed by COFI with the SEC in connection with the issuance of COFI Common Stock in the Company Merger (including the proxy statement and prospectus and other proxy solicitation materials of Advance constituting a part thereof (the "Proxy Statement") and all related documents). Advance agrees to cooperate, and to cause its Subsidiaries, its counsel and its accountants to cooperate, with COFI, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and provided that Advance and its Subsidiaries have cooperated as required above, COFI agrees to file the

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Registration Statement (or the form of the Proxy Statement) in preliminary form with the SEC as promptly as reasonably practicable and shall use reasonable best efforts to cause such filing to occur within 45 days after execution of this Agreement. If COFI files the Proxy Statement in preliminary form, it agrees to file the Registration Statement with the SEC as soon as reasonably practicable after any SEC comments with respect to the preliminary Proxy Statement are resolved. Each Party agrees to use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. COFI also agrees to use reasonable best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or "Blue Sky" permits and approvals required for the issuance of COFI Common Stock in the Company Merger. Advance agrees to furnish to COFI all information concerning Advance, its Subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

              (b)       Each Party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Advance stockholders and at the time of the Advance Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each Party further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Proxy Statement.

              (c)       COFI agrees to advise Advance, promptly after COFI receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of COFI Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

       7.04       Press Releases. Each Party agrees that it will not, without the prior approval of the other Party, issue any press release or written statement for general circulation relating to the Transactions, except as otherwise required by applicable law or regulation or NYSE rules, whichever is applicable, and then only after making reasonable efforts to first consult with the other Party.

       7.05       Access; Information.

              (a)       Advance agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford COFI and its Representatives, such access during normal business hours throughout the period prior to the Effective Time to its and its Subsidiaries books, records (including Tax Returns and work papers of independent auditors), properties, personnel and to such other information as COFI or its Representatives may reasonably request and, during such period, it shall furnish as promptly as reasonable to COFI or its Representatives (i) a copy of each material report, schedule and other document filed by it or any of its Subsidiaries pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of it and its Subsidiaries as COFI or its Representatives may reasonably request. Advance shall also permit COFI or its environmental consultant, at the sole expense of COFI, to conduct phase I and phase II environmental audits, studies and tests on real property currently owned, controlled, leased or used by Advance or any of its Subsidiaries or upon which any of them have a Lien; provided however COFI shall not conduct any subsurface or phase II environmental assessments on any such property unless the phase I environmental assessment (or in the absence thereof based upon the advise of COFI's environmental consultant) indicates a reasonable basis for conducting further assessments, studies or testing. In the event any subsurface or phase II site assessments are conducted (which assessments shall be at COFI's sole expense), COFI shall indemnify

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Advance and its Subsidiaries for all costs and expenses associated with returning the property to its previous condition. Advance shall provide copies to COFI of any phase I site assessments or other environmental reports in its or its Subsidiaries' possession or control with respect to any real property previously or currently owned, controlled, leased or used by Advance or any of its Subsidiaries or upon which any of them has a Lien. COFI shall within 30 days after the date hereof give written notice to Advance of the identity of all real property for which it intends to conduct a phase I environmental study. Within 40 days after the date hereof COFI shall engage an environmental consultant to perform such phase I environmental studies. COFI shall use commercially reasonable efforts to cause its environmental consultant to complete and provide COFI with its written phase I environmental report(s) or assessment(s) within 30 days after such consultant is retained. Promptly following the receipt of all phase I environmental reports or assessments (but not later than 15 days thereafter), COFI shall order all applicable phase II environmental studies. Time is of the essence relating to the foregoing environmental matters.

              (b)       COFI agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Transactions. Subject to the requirements of law, COFI will keep confidential, and will cause its Representatives to keep confidential, all information and documents obtained pursuant to this Section 7.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to it, (ii) becomes available from other sources not known by COFI to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of Advance or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, COFI shall promptly cause all copies of documents, extracts thereof or notes, analyses, compilations, studies or other documents containing information and data as to Advance and its Subsidiaries to be returned to Advance. No investigation by COFI or its Representatives of the business and affairs of Advance or its Subsidiaries shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement of Advance in this Agreement, or any of the conditions to COFI's obligation to consummate any of the Transactions.

       7.06       Alternative Proposal. Advance agrees that it shall not, and shall cause its Subsidiaries and its and its Subsidiaries' Representatives and affiliates not to, solicit or encourage inquiries with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, or cooperate with, any Person relating to, any Alternative Proposal. Advance shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any Person with respect to an Alternative Proposal and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Alternative Proposal in existence on the date hereof. Advance shall promptly advise COFI of any Alternative Proposal and the substance thereof (including the identity of the Person making such Alternative Proposal) within 24 hours after Advance becomes aware of such Alternative Proposal, and advise COFI promptly of any material developments with respect to such Alternative Proposal upon the occurrence thereof. Notwithstanding the foregoing, after receipt of an unsolicited Alternative Proposal and during the period prior to the Advance Meeting, Advance may provide information at the request of or enter into negotiations or cooperate with a third party with respect thereto, if the Advance Board determines in good faith, by at least a majority of its entire membership, after considering the advice of its outside counsel, that the failure to do so would result in violation of its fiduciary duties to the Advance stockholders under Delaware law.

       7.07       Affiliate Agreements.

              (a)       Not later than the 15th day prior to the mailing of the Proxy Statement, Advance shall deliver to COFI a schedule of each Person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Advance Meeting, deemed to be an "affiliate" of Advance (each, an "Advance Affiliate") as that term is used in Rule 145 under the Securities Act or SEC, which schedule shall be updated at least monthly thereafter until the Effective Date.

              (b)       Advance shall cause each Person who may be deemed to be an Advance Affiliate to execute and deliver to COFI on or before the date of mailing of the Proxy Statement (or in the case of a Person who is not deemed to be an Advance Affiliate until a later date, then as soon as practicable after the date such Person is deemed to be an Advance Affiliate) an agreement in the form attached hereto as Exhibit D.

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       7.08       Takeover Laws. No Party shall take any action that would cause any of the Transactions to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

       7.09       Conforming Entries.

              (a)       Advance recognizes that COFI and its Subsidiaries may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). Subject to applicable law, from and after the date hereof Advance shall consult and cooperate with COFI with respect to conforming the loan, accrual and reserve policies of Advance and its Subsidiaries to those policies of COFI and its Subsidiaries, as specified in each case in writing from COFI to Advance, based upon such consultation and subject to the conditions in Section 7.09(c).

              (b)       Subject to applicable law, Advance shall consult and cooperate with COFI with respect to determining, as specified in a written notice from COFI to Advance, based upon such consultation and subject to the conditions in Section 7.09(c), the amount and the timing for recognizing for financial accounting purposes of Advance's expenses of the Transactions and the restructuring charges relating to or to be incurred in connection with the Transactions.

              (c)       Subject to applicable law, Advance and its Subsidiaries shall (i) establish and take such reserves and accruals to conform the loan, accrual and reserve policies of Advance and its Subsidiaries to the policies of COFI and its Subsidiaries and (ii) establish and take such accruals, reserves and charges in order to implement such policies and to recognize for financial accounting purposes such expenses of the Transactions and restructuring charges related to or to be incurred in connection with the Transactions, in each case at such times as are reasonably requested by COFI, but in no event prior to five days before the Effective Date; provided, however, that on the date such reserves, accruals and charges are to be taken, COFI shall certify to Advance that all conditions to COFI's obligation to consummate the Transactions set forth in Sections 8.01 and 8.03 hereof (subject to the receipt of Advance's officer certificate pursuant to Section 8.03(f)) have been satisfied or waived; and provided, further, that Advance and its Subsidiaries shall not be required to take any such action that is not permitted under GAAP or by any Governmental Authority.

              (d)       Notwithstanding anything to the contrary in this Agreement, no reserves, accruals, adjustments, changes or changes in policies taken at the written request of COFI in accordance with this Section 7.09 may be a basis to assert a violation or a breach of a representation, warranty or covenant of Advance herein.

       7.10       Systems Integration. From and after the date hereof , Advance shall cause Advance Bank and its directors, officers and employees to, and shall make all reasonable efforts to cause Advance Bank's data processing service providers to, cooperate and assist Charter One Bank in connection with an electronic and systematic conversion of all applicable data regarding Advance Bank to Charter One Bank's system of electronic data processing. In furtherance of, and not in limitation of, the foregoing, Advance shall cause Advance Bank to make reasonable arrangements during normal business hours to permit Representatives of Charter One Bank to train Advance Bank employees in Charter One Bank's system of electronic data processing.

       7.11       Listing. COFI agrees to use its best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of COFI Common Stock to be issued in the Company Merger.

       7.12       Regulatory Applications.

              (a)       Each Party shall, and shall cause its Subsidiaries to, cooperate and use reasonable best efforts to promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Transactions and shall use reasonable best efforts to file within 30 days of the date hereof, the applications necessary to obtain the permits, consents, approvals and authorizations of all Regulatory Authorities necessary to consummate the Transactions. Each Party shall have the right to review in advance, and to the extent practicable each will consult with the other

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Party, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the Transactions. In exercising the foregoing right, each Party agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it will consult with the other Party with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions and each Party will keep the other Party apprised of the status of material matters relating to completion of the Transactions.

              (b)       Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any third party or Governmental Authority.

       7.13       Current Information. During the period from the date hereof to the Effective Time, Advance shall, upon the request of COFI, cause one or more of its designated officers to confer on a monthly or more frequent basis with officers of COFI regarding the financial condition, operations and business of Advance and its Subsidiaries and matters relating to the completion of the Transactions. As soon as reasonably available, but in no event more than five business days after filing, Advance will deliver to COFI all reports filed by it or any of its Subsidiaries with any Regulatory Authority subsequent to the date hereof including all financial reports filed with the FRB, the Commissioner and the FDIC. Advance will also deliver to COFI as soon as practicable all quarterly and annual financial statements of Advance and its Subsidiaries prepared with respect to periods ending subsequent to September 30, 2002. As soon as practicable after the end of each month, Advance will deliver to COFI in electronic form (a) the monthly deposit and loan trial balances of Advance Bank, (b) the monthly analysis of Advance Bank's investment portfolio, and (c) monthly balance sheet and income statement of Advance and its Subsidiaries.

       7.14       Officers' and Directors' Insurance; Indemnification.

              (a)       For six years from and after the Effective Date, COFI shall maintain officers' and directors' liability insurance covering the Persons who are presently covered by Advance's current officers' and directors' liability insurance policy with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time, on terms which are at least as favorable as the terms of said current policy, provided that it shall not be required to expend in the aggregate during the coverage period more than an amount equal to 250% of the annual premium most recently paid by Advance (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto, and further provided that if COFI is unable to maintain or obtain the insurance called for by this Section 7.14(a), COFI shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount which may be in the form of tail coverage, or may request Advance to obtain such tail coverage at Advance's expense prior to the Effective Time; provided, further, that officers and directors of Advance or its Subsidiaries may be required to make application and provide customary representations and warranties to COFI's insurance carrier for the purpose of obtaining such insurance.

              (b)       For a period of six years from and after the Effective Date, COFI shall, and shall cause Charter One Bank to, maintain and preserve the rights to indemnification of officers and directors provided for in the Advance Certificate, Advance By-Laws and the charter and bylaws of Advance Bank as in effect on the date hereof with respect to indemnification for liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing prior to the Effective Time, including the Transactions, to the extent such rights to indemnification are not in excess of that permitted by applicable state or federal laws or Regulatory Authorities.

              (c)       In connection with the indemnification provided pursuant to Section 7.14(b), COFI and/or Charter One Bank (i) will advance expenses, promptly after statements therefor are received, to each such indemnified Person to the fullest extent permitted by law and Regulatory Authorities, including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such indemnified Person or multiple indemnified Persons, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to COFI and (ii) will cooperate in the defense of any such matter.

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              (d)       Any determination required to be made with respect to whether an indemnified Person's conduct complies with the standards for or prerequisites to indemnification under Section 7.14(b) shall be made by independent counsel selected by COFI (which shall not be counsel that provides any services to COFI or any of its Subsidiaries) and reasonably acceptable to the indemnified Person, and COFI shall pay such counsel's fees and expenses.

              (e)       This Section 7.14 shall survive the Effective Time, is intended to benefit each indemnified Person (each of whom shall be entitled to enforce this Section against COFI), and shall be binding on all successors and assigns of COFI.

              (f)       In the event COFI or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other Persons, then, and in each such case, proper provision shall be made so that the successors and assigns of COFI assume the obligations set forth in this Section 7.14.

              (g)       COFI shall pay all expenses (including attorneys' fees) that may be reasonably incurred by any indemnified Person in enforcing the indemnity and other obligations provided for in this Section 7.14 if the indemnified Person is successful in whole or any material part or if any dispute relating thereto is settled or compromised.

       7.15       Benefit Plans.

              (a)       Except as otherwise provided in this Agreement, at the Effective Time, COFI or one of its Subsidiaries shall be substituted for Advance or an Advance Subsidiary under the Advance Employee Plans as Previously Disclosed and in effect immediately prior to the Effective Time, and COFI or one of its Subsidiaries shall assume and be vested with all of the powers, rights, duties, obligations and liabilities previously vested in Advance or the applicable Advance Subsidiary with respect to each such Advance Employee Plan. Each such Advance Employee Plan shall be continued in effect by COFI or an applicable COFI Subsidiary after the Effective Time without a termination or discontinuance thereof as a result of the Transactions, subject to the power reserved to COFI and each of its Subsidiaries to subsequently amend or terminate any such Advance Employee Plan, which amendment or termination shall comply with applicable law. Under no circumstances will the vested benefits of participants in any Advance Employee Plan immediately prior to the Effective Time be adversely affected by consummation of the Transactions.

              (b)       Notwithstanding anything contained in Section 7.15(a) to the contrary, (i) at the written request of COFI made not less than 30 days prior to the Effective Time, and to the extent permitted by applicable law, Advance shall cause its qualified 401(k) plan to be terminated at the Effective Time or (ii) at the written request of COFI made not less than 60 days prior to the Effective Time, and to the extent permitted by applicable law, Advance shall cause its qualified 401(k) plan to be merged into another qualified plan of COFI at the Effective Time; provided that COFI fully cooperates with Advance in the preparation and implementation of such qualified plan merger.

              (c)       At or as promptly as practicable after the Effective Time as COFI shall reasonably determine, COFI shall provide, or cause a COFI Subsidiary to provide, to each continuing full time employee of Advance and its wholly-owned Subsidiaries (the "Continuing Employees") the opportunity to participate in each employee benefit and welfare plan maintained by COFI or a COFI Subsidiary, whichever is applicable, that is generally available to its full time employees on a uniform and non-discriminatory basis, provided that with respect to such plans maintained by COFI or a COFI Subsidiary, whichever is applicable, Continuing Employees shall be given credit for their past service with Advance or an Advance Subsidiary in determining eligibility for participation and vesting in benefits thereunder, and only with respect to vacation plans, accrual of benefits. Continuing Employees shall not be subject to any waiting periods under the group health plan of COFI or any applicable COFI Subsidiary to the extent that such periods are longer than the periods imposed under the applicable Advance group health plan and COFI shall cause its health insurance carrier to cover pre-existing conditions that were previously covered for a Continuing Employee under the Advance health plan. To the extent that the initial period of coverage for Continuing Employees under any plan of COFI or a COFI Subsidiary, whichever is applicable, that is an

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"employee welfare benefit plan" as defined in Section 3(1) of ERISA is not a full 12-month period of coverage, Continuing Employees shall be given credit under the applicable welfare plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding Advance welfare plan during the balance of such 12-month period of coverage. Nothing contained herein shall obligate COFI or any COFI Subsidiary to provide or cause to be provided any benefits duplicative to those provided under any benefit or welfare plan continued pursuant to Section 7.15(a), including extending participation in any plan which is a qualified plan relative to any period of time with respect to which allocations are made to Continuing Employees under any qualified plan maintained or sponsored by Advance or an Advance Subsidiary. Nothing herein shall alter the power of COFI or any COFI Subsidiary to amend or terminate any benefit or welfare plans of COFI, Advance or their respective Subsidiaries, and subject to the foregoing provisions relating to non-duplication of benefits, any such amendment or termination shall be undertaken on a uniform and nondiscriminatory basis. Moreover, this subsection 7.15(c) shall not confer upon any Continuing Employee any rights or remedies hereunder and shall not constitute a contract of employment or create any rights, to be retained or otherwise, in employment at COFI or any COFI Subsidiary.

       7.16       Change in Control Agreements and Deferred Compensation Agreements. At the Effective Time, COFI shall assume and honor the Change in Control Agreements. At the Effective Time, COFI shall cause Charter One Bank to assume and honor the Deferred Compensation Agreements.

       7.17       Advance Bank General Severance Plan. The Parties agree that notwithstanding anything contained to the contrary in this Agreement, Advance Bank shall be permitted to adopt prior to the Effective Time a general severance plan for the employees of Advance Bank who are not covered by any employment, severance, change in control or similar agreement or arrangement, in the form of Exhibit E hereto, and upon consummation of the Bank Merger, COFI shall cause Charter One Bank to assume and honor the obligations of Advance Bank thereunder.

       7.18       Covenant Not to Compete Agreements. To induce COFI to enter into this Agreement (a) COFI and Charter One Bank, on the one hand, and each of James Fitch, Jay G. Weldon Fogal and Alex J. Kozlowski, on the other hand, have entered into a noncompetition agreement (each a "Noncompetition Agreement") to become effective at the Effective Time in the form of Exhibit F hereto and (b) COFI and Charter One Bank, on the one hand, and Charles V. Cole, on the other hand, have entered into a noncompetition and consulting agreement (the "Noncompetition and Consulting Agreement") to become effective at the Effective Time in the form of Exhibit G hereto.

       7.19       Litigation Matters. Advance will consult with COFI about any proposed settlement, or any disposition of, any material litigation affecting Advance or any of its Subsidiaries.

       7.20       Failure to Fulfill Conditions. In the event that either Party determines that a condition to its obligations to consummate the Transactions may not be fulfilled, then it shall promptly notify the other Party of the same. Each Party will promptly inform the other Party of any facts applicable to it or any of its Subsidiaries that would be likely to prevent or materially delay approval of the Transactions by any Regulatory Authority or third party or which would otherwise prevent or materially delay completion of the Transactions.

       7.21       Tax Opinion. Advance shall obtain a written opinion ("Tax Opinion") of Vedder, Price, Kaufman & Kammholz addressed to Advance, dated the Effective Date, subject to customary representations and assumptions referred to therein, and substantially to the effect that (a) the exchange in the Company Merger of COFI Common Stock for Advance Common Stock will not give rise to the recognition of any income, gain or loss to Advance, or the stockholders of Advance with respect to such exchange except, with respect to the extent of cash received for fractional shares; (b) the adjusted tax basis of the COFI Common Stock received by stockholders of Advance in the Company Merger will equal the adjusted tax basis of the Advance Common Stock exchanged therefor decreased by the amount of money received in the exchange and increased by the amount of gain recognized in the exchange; and (c) the holding period of the COFI Common Stock received in the Company Merger will include the period during which the shares of Advance Common Stock surrendered in exchange therefor were held, provided such shares of Advance Common Stock were held as a capital asset at the Effective Time.

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ARTICLE VIII
CONDITIONS PRECEDENT

       8.01       Conditions Precedent - Parties. The obligations of the Parties to effect the Transactions shall be subject to satisfaction of the following conditions at or prior to the Effective Date.

              (a)       The adoption of this Agreement by the stockholders of Advance owning a majority of the issued and outstanding Advance Common Stock.

              (b)       All approvals and consents from any Regulatory Authority which are required for the completion of the Transactions shall have been received and all statutory waiting periods in respect thereof shall have expired; provided, however, that no required approval or consent of any Regulatory Authority shall be deemed to have been received if it shall include any non-standard condition or requirement that, in the aggregate, would so materially reduce the economic or business benefits of the Transactions to COFI that had such condition or requirement been known, COFI, in its reasonable judgment, would not have entered into this Agreement.

              (c)       None of the Parties or any of their Subsidiaries shall be subject to any statute, rule, regulation, injunction or other order or decree which shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits, prevents or makes illegal completion of any of the Transactions.

              (d)       No proceeding initiated by any Government Authority seeking an order, injunction or decree to be issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of any of the Transactions shall be pending or threatened.

              (e)       The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

              (f)       All permits and other authorizations under state securities laws necessary to consummate the Company Merger and to issue the shares of COFI Common Stock in the Company Merger shall have been received and shall be in full force and effect.

              (g)       The shares of COFI Common Stock to be issued in the Company Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

              (h)       Each Party shall have obtained all other permits, authorizations, waivers, approvals and consents required for the lawful consummation of the Transactions.

       8.02       Conditions Precedent - Advance. The obligations of Advance to effect the Transactions shall be subject to satisfaction of the following conditions at or prior to the Effective Date unless waived by Advance pursuant to Section 9.04 hereof.

              (a)       The representations and warranties of COFI set forth in Article VI hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made anew as of the Effective Date, unless the representation and warranty specifically relates to an earlier date; provided COFI shall be granted a 30 day grace period to cure any inaccuracy in its representations and warranties.

              (b)       COFI shall have performed in all material respects all obligations and complied with all covenants required to be performed and complied with by it pursuant to this Agreement at or prior to the Effective Date; provided COFI shall be granted a 30 day grace period to cure any nonperformance or noncompliance.

              (c)       No fact, event or circumstance (inclusive of material litigation which has a reasonable likelihood of being adversely determined) has occurred individually, or taken together with other facts, events and circumstances, that has resulted in, or is reasonably likely to result in, a Material Adverse Effect on COFI.

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              (d)       COFI shall have delivered to Advance a certificate, dated the Effective Date and signed by its Chief Executive Officer or Chief Financial Officer, to the effect that the conditions set forth in Sections 8.02(a) - (c) have been satisfied.

              (e)       Advance shall have received the Tax Opinion.

       8.03       Conditions Precedent - COFI. The obligations of COFI to effect the Transactions shall be subject to satisfaction of the following conditions at or prior to the Closing unless waived by COFI pursuant to Section 9.04 hereof.

              (a)       The representations and warranties of Advance set forth in Article V hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made anew as of the Effective Date, unless the representation and warranty specifically relates to an earlier date; provided Advance shall be granted a 30 day grace period to cure any inaccuracy in its representations and warranties.

              (b)       Advance shall have performed in all material respects all obligations and complied with all covenants required to be performed and complied with by it pursuant to this Agreement at or prior to the Effective Date; provided Advance shall be granted a 30 day grace period to cure any nonperformance or noncompliance.

              (c)       Advance shall have obtained the written consent (without payment of any fee, penalty or compensation therefor) from each Person who is a counterparty to or beneficiary of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation Previously Disclosed pursuant to Section 5.05(b).

              (d)       No fact, event or circumstance (inclusive of material litigation which has a reasonable likelihood of being adversely determined) has occurred individually, or taken together with other facts, events and circumstances, that has resulted in, or is reasonably likely to result in, a Material Adverse Effect on Advance.

              (e)       The tangible net worth of Advance as of the close of business on the last day of the calendar month next preceding the Effective Date shall not be less than $51,277,340 (prior to taking into account (i) any adjustments under Section 7.09 hereof, (ii) any adjustments made pursuant to FAS 115, (iii) transaction expenses including legal, accounting and investment bankers' fees incurred in connection with this Agreement, and (iii) the accrual of vacation time for employees of Advance and Advance Bank during the last calendar quarter of 2002, but after taking into account the payment of any dividend declared or to be declared prior to the Effective Date which has not been paid prior to the close of business on the last day of the calendar month next preceding the Effective Date).

              (f)       Dissenting Shares represent less than 10% of the outstanding Advance Common Stock.

              (g)       the participation interest held by Advance Bank set forth on Schedule 8.03(g) shall have been repurchased in full for cash without any material discount or loss.

              (h)       Advance shall have delivered to COFI a certificate, dated the Effective Date and signed by its Chief Executive Officer or Chief Financial Officer, to the effect that the conditions set forth in Sections 8.03(a) through 8.03(g) have been satisfied.

              (i)       Advance shall have tendered to COFI the written resignations of the directors and executive officers of its Subsidiaries, which resignations shall become effective at the Effective Time.

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ARTICLE IX
TERMINATION, WAIVER AND AMENDMENT

       9.01       Termination. This Agreement may be terminated at any time prior to the Effective Time:

              (a)       by the mutual consent in writing of the Parties by action of their respective Boards of Directors;

              (b)       by COFI in writing (based upon action of its Board of Directors) if Advance has, or by Advance in writing (based upon action of its Board of Directors) if COFI has, breached in any material respect any covenant or undertaking contained herein or any representation or warranty contained herein, unless such breach has been cured within 30 days after written notice of such breach;

              (c)       by either Party in writing (based upon action of its Board of Directors), (i) if any application for prior approval of a Regulatory Authority which is necessary to consummate any of the Transactions is denied or withdrawn at the request or recommendation of the Regulatory Authority which must grant such approval, provided, however, that a Party shall not have the right to terminate this Agreement pursuant to this Section 10.01(c)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of such Party to perform or observe its covenants and agreements set forth herein, or (ii) if any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the completion of the any of the Transactions;

              (d)       by either Party in writing (based upon action of its Board of Directors), if the stockholders of Advance do not adopt this Agreement after a vote taken thereon at a meeting duly called for such purpose (or at any adjournment thereof);

              (e)       by COFI in writing (based upon action of its Board of Directors) if (i) the Advance Board fails to recommend adoption of this Agreement to the stockholders of Advance or the Advance Board withdraws such favorable recommendation or changes, alters or modifies such favorable recommendation in a manner adverse to COFI, or (ii) the stockholders of Advance fail to vote on the adoption of this Agreement at a duly convened meeting of the stockholders of Advance held within 90 days after the Registration Statement is declared effective by the SEC unless such vote has been prevented by any injunction or other decree or order entered or enforced by a Governmental Authority;

              (f)       by Advance in writing (based upon action of its Board of Directors), after the receipt of an Alternative Proposal, for the purpose of permitting Advance or Advance Bank to enter into an agreement with a third party with respect to such Alternative Proposal; provided, that the Board of Directors of Advance, after having consulted with and considered the advice of outside counsel, has determined by a majority vote of its entire membership that such action could reasonably be expected to be required under applicable law to satisfy its fiduciary duties to the stockholders of Advance; or

              (g)       by COFI in writing (based upon action of its Board of Directors) within 5 days after its receipt of environmental reports or other information indicating that Advance or any of its Subsidiaries may have potential exposure for clean up, remediation or penalties relating to Materials of Environmental Concern in an aggregate amount in excess of $1,000,000; or

              (h)       by either Party in writing (based upon action of its Board of Directors) if the Effective Time has not occurred by the close of business on September 30, 2003, provided that a Party which is then in breach of any of its representations, warranties, covenants or obligations shall not be entitled to be a terminating Party hereunder.

       9.02       Effect of Termination. In the event that this Agreement is terminated pursuant to Section 9.01 hereof, this Agreement shall become void and have no effect, except that (i) the provisions relating to confidentiality set forth in Section 7.05(b), to expenses set forth in Section 10.01, to the break-up fee set forth in Section 9.06, to relief under Section 9.07, and this Section 9.02, shall survive any such termination.

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       9.03       Survival or Non-Survival of Representations, Warranties and Covenants. All representations, warranties, covenants and agreements of the Parties set forth herein shall expire at the Effective Time other than those covenants and agreements which by their expressed terms are to be performed after the Effective Time.

       9.04       Waiver. Either Party by written instrument approved by its Board of Directors and signed by an executive officer of such Party, may at any time (whether before or after adoption of this Agreement by the stockholders of Advance) extend the time for the performance of any of the obligations or other acts of the other Party and may waive (a) any inaccuracies of the other Party in the representations or warranties contained in this Agreement or any document delivered pursuant hereto, (b) compliance with any of the covenants, undertakings or agreements of the other Party, (c) to the extent permitted by law, satisfaction of any of the conditions precedent to its obligations contained herein or (d) the performance by the other Party of any of its obligations set forth herein, provided that any such waiver granted, or any amendment or supplement pursuant to Section 9.05 hereof executed after the stockholders of Advance have adopted this Agreement, shall not modify either the amount or form of the consideration to be paid in the Company Merger or otherwise materially adversely affect such stockholders without the approval of the stockholders to the extent required by applicable law.

       9.05       Amendment or Supplement. This Agreement may be amended or supplemented at any time by mutual written agreement of the Parties, subject to the proviso to Section 9.04 hereof. Any such amendment or supplement must be in writing and, if entered into by a Party, must be authorized by or under the direction of its Board of Directors.

       9.06       Break-Up Fee. COFI shall be entitled to $2.0 million in cash from Advance, as an agreed upon break-up fee and not as a penalty and as the sole and exclusive remedy of COFI against Advance, payable on demand in immediately available funds, upon the occurrence of any of the following:

              (a)       a termination of this Agreement by COFI pursuant to Section 9.01(e);

              (b)       a termination of this Agreement by Advance pursuant to Section 9.01(f);

              (c)       the entering into a binding letter of intent or definitive agreement by Advance or Advance Bank relating to a change in control of Advance or Advance Bank (by merger, consolidation, stock purchase, bulk sale of assets or otherwise) within 1 year after the termination of this Agreement pursuant to Section 9.01(d) if and only if an Alternative Proposal arises prior to the date that the Advance's stockholders voted against the adoption of this Agreement; or

              (d)       the consummation of transaction involving a change in control of Advance or Advance Bank (by merger, consolidation, tender offer, stock purchase, bulk sale of assets or otherwise) within 18 months after the termination of this Agreement pursuant to Section 9.01(d) if and only if an Alternative Proposal arises prior to the date that the Advance's stockholders voted against the adoption of this Agreement.

       9.07       Relief for Willful Breach; Specific Performance.

              (a)       In the event that this Agreement is terminated pursuant to Section 9.01(b) on account of the willful material breach by a Party, then the non-breaching Party shall be entitled to such remedies and relief against the breaching Party as are available at law or in equity (with all remedies being cumulative).

              (b)       The Parties agree that, in the event of any breach or threatened breach (whether or not willful or material) by a Party of any covenant, obligation or other term or provision set forth in this Agreement for the benefit of any other Party, such other Party shall be entitled to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other term or provision and (ii) an injunction restraining such breach or threatened breach.

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ARTICLE X
MISCELLANEOUS

       10.01       Expenses. Each Party hereto shall bear and pay all costs and expenses incurred by it in connection with this Agreement and the Transactions including fees and expenses of its accountants and counsel. COFI shall pay all filing and related fees to the SEC relating to the Registration Statement. All mailing and printing costs relating to the Proxy Statement shall be paid by Advance.

       10.02       Entire Agreement. This Agreement including the Exhibits hereto contains the entire agreement among the Parties with respect to the Transactions and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors in interest. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties and their respective successors in interest, any rights, remedies, obligations or liabilities, except as expressly provided herein.

       10.03       No Assignment. None of the Parties may assign any of its rights or obligations under this Agreement to any other Person, except by operation of law.

       10.04       Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, telecopied (with confirmation) or sent by overnight mail service or by registered or certified mail (return receipt requested), postage prepaid, addressed as follows:

       If to COFI:

              Charter One Financial, Inc.
              1215 Superior Avenue
              Cleveland, Ohio 44114
              Fax: (216) 566-1465
              Attention:       Charles J. Koch, Chief Executive Officer
                                                                     and
                                       Robert J. Vana, Chief Corporate Counsel

       With a copy to:

              Silver, Freedman & Taff LLP
              1700 Wisconsin Avenue., N.W.
              Washington, D.C. 20007
              Fax: (202) 337-5502
              Attention: Barry Taff

       If to Advance:

              Advance Bancorp, Inc.
              2320 Thornton Road
              Lansing, Illinois 60438
              Fax: (708) 481-7222
              Attention: James A. Fitch, Jr.,
                                 President and Chief Executive Officer

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       With a copy to:

              Vedder Price Kaufman & Kammholz
              222 North LaSalle Street
              Suite 2600
              Chicago, Illinois 60601
              Fax: (312) 609-5005
              Attention: Daniel McKay

       10.05       Interpretation. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

       10.06       Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

       10.07       Governing Law.

              (a)       This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and entirely to be performed within such jurisdiction.

              (b)       Each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the Transactions exclusively in the Circuit Court for Cook County, Illinois or the United States District Court for the Northern District of Illinois (the "Chosen Court") and solely in connection with claims arising under this Agreement or the Transactions (1) irrevocably submits to the exclusive jurisdiction of the Chosen Court, (2) waives any objection to laying venue in any such action or proceeding in the Chosen Court, and (3) to the fullest extent permitted by law, waives any objection that the Chosen Court is an inconvenient forum or do not have jurisdiction over any party hereto.

       10.08       Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONGST OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.08.

       10.09       Severability. Any term, provision, covenant or restriction contained in this Agreement held to be invalid, void or unenforceable, shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Agreement nor the validity or enforceability thereof in any other jurisdiction shall be affected or impaired thereby. Any term, provision, covenant or restriction contained in this Agreement that is so found to be so broad as to be unenforceable shall be interpreted to be as broad as is enforceable.

* * * * *

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       The Parties have executed this Agreement in counterparts, all as of the day and year first above written.

ADVANCE BANCORP, INC.
By:	/s/ James A. Fitch, Jr. Authorized Officer
CHARTER ONE FINANCIAL, INC.
By:	/s/ Charles J. Koch Authorized Officer

SECRETARIAL CERTIFICATION

            The undersigned, being the Secretary of Charter One Financial, Inc., does hereby certify that the foregoing Agreement has been adopted by the Board of Directors of Charter One Financial, Inc. pursuant to subsection (f) of Section 251 of the Delaware General Corporation Laws and the conditions specified in the first sentence of subsection (f) of said Section 251 have been satisfied, in that the authorized unissued shares or the treasury shares of common stock of Charter One Financial Inc., as the surviving corporation in the merger contemplated by Section 2.01 of the foregoing Agreement, to be issued or delivered under the foregoing Agreement do not and will not exceed 20% of the shares of common stock of Charter One Financial, Inc. outstanding immediately prior to the effective date of the merger contemplated by Section 2.01 of the foregoing Agreement, and no securities or other obligations will be issued or delivered under the aforesaid agreement (plan) of merger which will be convertible into common stock of Charter One Financial, Inc.

/s/ Robert J. Vanna
Name: Robert J. Vanna
Date: January 15, 2003

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Appendix B

January 15, 2003

The Board of Directors
Advance Bancorp, Inc.
2320 Thornton Road
Lansing, IL 60438

Members of the Board:

         You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Advance Bancorp, Inc. ("Advance") of the $72 million consideration to be received by the stockholders of Advance in the proposed merger (the "Merger") of Advance into Charter One Financial, Inc. ("COFI") pursuant to the Agreement and Plan of Merger, dated as of January 15, 2003, between Advance and COFI (the "Agreement"). Pursuant to the terms of the Agreement, each outstanding share of common stock (excluding treasury shares and shares held by Advance shareholders who have perfected their dissenters rights) of Advance (the "Common Shares") will be converted into a number of share(s) of COFI Common Stock (the "Exchange Ratio"), including the corresponding number of rights associated with the COFI common stock pursuant to the COFI Rights Agreement between COFI and The First National Bank of Boston, as Rights Agent, dated November 24, 1989, as amended on May 26, 1995, determined by (i) dividing the average closing sale price of COFI common stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) for the ten trading days preceding the effective date of the Merger into $72 million and (ii) dividing the number of shares of COFI common stock resulting under subpart (i) by the number of shares of Advance common stock issued and outstanding immediately prior to the effective date of the Merger. No fractional share interests shall be issued in the Merger and cash in lieu thereof shall be paid (without interest) determined by multiplying such fraction by the closing sale price of COFI common stock, on the NYSE (as reported in the Wall Street Journal or, if not reported therein, in another authoritative source) for the last trading day immediately preceding the effective date of the Merger.

         Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Advance and COFI, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of COFI for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Advance. We have acted exclusively for the Board of Directors of Advance in rendering this fairness opinion and will receive a fee from Advance for our services.

         In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Advance and COFI and the Merger, including, among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2001 of COFI; (iii) the Annual Reports to

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Stockholders for the three years ended December 31, 2001 of Advance; (iv) certain recent Quarterly Reports on Form 10-Q of COFI for the periods ending March 31, 2002, June 30, 2002 and September 30, 2002; (v) certain recent interim reports to stockholders and monthly reports of Advance prepared by management for the twelve months ending December 31, 2002. (vi) certain other communications from Advance and COFI to their respective stockholders; and (vii) other financial information concerning the businesses and operations of Advance and COFI furnished to us by Advance and COFI for purposes of our analysis. We have also held discussions with senior management of Advance and COFI regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial information for Advance and certain financial and market information for COFI with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

         In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Advance and COFI as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Advance and COFI are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Advance or COFI, nor have we examined any individual credit files.

         We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Advance and COFI; (ii) the assets and liabilities of Advance and COFI; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration offered in the Merger is fair, from a financial point of view, to holders of the Common Shares of Advance.

Very truly yours, Keefe, Bruyette & Woods, Inc.

B-2
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APPENDIX C

DELAWARE GENERAL CORPORATION LAW

Section 262. Appraisal Rights.

            (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

            (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to § § 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:
      Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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            (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

            (d)  Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

            (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled

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to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

            (f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

            (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

            (h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

            (i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

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            (j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

            (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

            (l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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